Exhibit 99.1

CREDIT AGREEMENT

BETWEEN

BARKERVILLE GOLD MINES LTD.

as Borrower

-and-

The Guarantors party hereto from time to time

as Guarantors

-and-

APPIAN ODV (JERSEY) LTD
AND THE OTHER LENDERS PARTY HERETO FROM TIME TO TIME

as Lenders

-and-

TSX TRUST COMPANY

as Collateral Agent

-and-

APPIAN ODV (JERSEY) LTD

as Administrative Agent

July 21, 2025

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Certain Rules of Interpretation	30
1.3	Currency	30
1.4	Time of Essence	30
1.5	Knowledge	31
1.6	This Agreement to Govern	31
1.7	Interest Act	31
1.8	No Subordination	31
1.9	Paramountcy	31
1.10	Schedules, etc.	32

Article 2 TERM facilitY		32

2.1	Establishment of Facility	32
2.2	Availment	33
2.3	Arrangement Fees	33
2.4	Calculation and Payment of Interest	33
2.5	Prepayment and Repayment of Loans	34
2.6	Standby Fee	35

Article 3 other provisions relating to the Facility		35

3.1	Several Obligations	35
3.2	Default Interest	35
3.3	Application of Payments	35
3.4	Payments Generally	36
3.5	Status of Lenders	36
3.6	Payments - No Deduction	36
3.7	Illegality	37
3.8	Change in Circumstances	38
3.9	Payment of Costs and Expenses	39
3.10	Indemnities	40
3.11	Maximum Rate of Interest	41
3.12	Net Insurance Proceeds	41
3.13	Defaulting Lenders	42
3.14	Benchmark Replacement	42

Article 4 REPRESENTATIONS AND WARRANTIES		48

4.1	Representations and Warranties of the Borrower and the Guarantors	48
4.2	Survival of Representations and Warranties	60

Article 5 SECURITY		60

5.1	Security	60
5.2	Additional Security from New Subsidiaries	61
5.3	Further Assurances - Security	62
5.4	Security Effective Notwithstanding Date of Advance	62
5.5	No Merger	62
5.6	Release of Security	62

Article 6 COVENANTS		63

6.1	Affirmative Covenants	63
6.2	Notifications to the Lenders	65
6.3	Corporate Documents	68
6.4	Material Contracts, Material Project Authorizations and Mine Plan	68
6.5	Bi-Weekly Call	69
6.6	Monthly Reporting	69
6.7	Quarterly Reporting	69
6.8	Annual Reporting	69
6.9	Anti-Corruption Policy	70
6.10	EA	70
6.11	BCFM	70
6.12	Changes to Accounting Policies	70
6.13	Financial Covenants	71
6.14	Negative Covenants	71
6.15	Know Your Customer Checks	75
6.16	Environmental and Social Matters	76
6.17	E&S Non-Compliance Dispute Mechanism	77
6.18	Transparency	78

Article 7 Technical Committee		79

7.1	Establishment of Technical Committee	79
7.2	Technical Committee Responsibilities	79
7.3	Meeting Procedures	80
7.4	Costs and Expenses	81

Article 8 CONDITIONS PRECEDENT		81

8.1	Conditions Precedent to Closing Date and First Advance	81
8.2	Conditions Precedent to Subsequent Advances	83

Article 9 EVENTS OF DEFAULT AND REMEDIES		85

9.1	Events of Default	85
9.2	Remedies Upon Default	88
9.3	Set-Off	88
9.4	Application of Proceeds	88

Article 10 ADMINISTRATIVE AGENT		89

10.1	Agency	89

Article 11 COLLATERAL AGENT		91

11.1	Appointment of Collateral Agent	91
11.2	Limitation of Duties	92
11.3	Delegation or Employment of Agents	92
11.4	Knowledge of Events of Default; Actions	93
11.5	Requests for Instructions	93
11.6	Reliance	93
11.7	Restrictions on Actions	94
11.8	Right of Collateral Agent	94

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11.9	Indemnification by the Obligors	95
11.10	Indemnification by the Lenders	95
11.11	Waiver of Consequential Damages	96
11.12	No Obligation to Act	96
11.13	Force Majeure	96
11.14	Collateral Agent Resignation	96
11.15	Compliance with AML Legislation	97
11.16	Conflict of Interest	97

Article 12 GENERAL		97

12.1	Reliance and Non-Merger	97
12.2	Amendment and Waiver	98
12.3	Notices	99
12.4	Further Assurances	100
12.5	Assignment	100
12.6	Severability	101
12.7	Entire Agreement	101
12.8	Confidentiality	101
12.9	Press Releases and Public Disclosure	102
12.10	Governing Law	103
12.11	Submission to Jurisdictions	103
12.12	Counterparts	103
12.13	Acknowledgement and Consent to Bail-In Action	103
12.14	Erroneous Payments	105
12.15	QFC Provisions	108

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CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made as of the 21st day of July 2025,

B E T W E E N:

BARKERVILLE GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia

(the “Borrower”)

-and-

APPIAN ODV (JERSEY) LTD and the other lenders party hereto from time to time (the “Lenders”)

-and-

TSX TRUST COMPANY, in its capacity as collateral agent

(the “Collateral Agent”)

-and-

APPIAN ODV (JERSEY) LTD, in its capacity as administrative agent

(the “Administrative Agent”)

RECITALS:

A.	The Borrower has requested that the Lenders make available the Facility for the purpose of financing, in part, the development, construction and working capital requirements of the Project, and for general corporate and administrative expenses of the Obligors.

B.	The Lenders have agreed to make the Facility available to the Borrower on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

For the purposes of this Agreement:

1.1.1            “Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

1.1.2            “Additional Amounts” has the meaning ascribed to such term in Section 3.6.

1.1.3            “Administrative Agent” means Appian ODV (Jersey) Ltd, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 10.1.

1.1.4            “Advance” means an advance by the Lenders to the Borrower of any portion of the Facility.

1.1.5            “Advance Date” means the date on which an Advance is made to the Borrower pursuant to the provisions hereof and which will be a Business Day.

1.1.6            “Affected Persons” means any municipalities located in the area of influence of the Project and who are affected by the Project.

1.1.7            “Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

1.1.8            “Aggregate Commitment” at any time means the aggregate Commitments of all Lenders under the Facility.

1.1.9            “Agreement” means this credit agreement and all Schedules attached hereto, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

1.1.10          “AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act and any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, in the United States or, to the extent applicable to the Borrower or any Obligor, elsewhere, including any regulations, guidelines or orders thereunder.

1.1.11          “Amortization Payment” has the meaning given to such term in Section 2.2.4.

1.1.12          “Amortization Schedule” has the meaning given to such term in Section 2.2.4.

1.1.13          “Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Borrower, to be agreed between the Borrower and Administrative Agent.

1.1.14          “Annual Operations Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Borrower, which shall include all of the information pertaining to the exploration, construction, commissioning or operations contained in annual reports prepared and provided to the Directors of any of the Obligors.

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1.1.15          “Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada) and all other laws, rules, and regulations of any jurisdiction applicable to any Group Member concerning or relating to bribery or corruption.

1.1.16          “Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Group Members to be adopted by the Board and delivered pursuant to Section 6.9, as the same may be amended, revised, supplemented or replaced from time to time in accordance with Section 6.9.

1.1.17          “Applicable Law” means any law, any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county, local or other statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body in any case applicable to any specified Person, property, transaction or event, or any such Person’s property or assets (and, in the case of Section 3.8, whether or not having the force of law).

1.1.18          “Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If all Advances available under the Facility have been made or if the Commitments have been terminated or expired, the Applicable Percentage shall be the percentage of the total outstanding Loans represented by such Lender’s outstanding Loans.

1.1.19          “Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

1.1.20          “Authorization” means any authorization, approval, consent, mineral claim, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

1.1.21          “BCFM” means the Borrower’s life of mine base case financial model, in form and substance satisfactory to the Administrative Agent, based on the Construction Budget, Project Schedule and Mine Plan, to be delivered pursuant to Section 8.2.4, which will detail:

(a)	Project physicals including (i) gold tonnes mined; (ii) grade of ore mined; (iii) ore tonnes and grade processed; (iv) metallurgical recoveries and gold produced;

(b)	Project-level expenses including (i) net working capital; (ii) operating and capital costs (including any estimated contingency amounts (but excluding estimated capital cost escalations)); (iii) administration costs; (iv) taxes payable, government charges and royalties;

(c)	Project cash flows;

(d)	Borrower-level expenses, including (i) hedge settlements; (ii) administration costs; and (iii) taxes payable;

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(e)	Facility cash flows, including (i) drawdown requirements; and (ii) interest and principal repayments; and

(f)	calculation of the financial covenants set forth in Section 6.13.

The BCFM may be updated from time to time in accordance with Section 6.1.10 or otherwise as permitted in accordance with Section 6.14.20.

1.1.22          “Blocked Account Agreement” means a blocked accounts control agreement in respect of any bank accounts of any Obligor other than the Disbursement Accounts.

1.1.23          “Board” means the board of directors of the Borrower.

1.1.24          “Borrower” means Barkerville Gold Mines Ltd., a company incorporated under the laws of the Province of British Columbia, and its permitted successors and assigns.

1.1.25          “Business” means the business of the Group Members, taken as a whole, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

1.1.26          “Business Day” means any day, other than a Saturday, Sunday or statutory holiday in any one of Vancouver, British Columbia, Toronto, Ontario, or New York City, New York, or a day on which banks are generally closed in any one of those cities.

1.1.27          “Capital Expenditures” means expenditures made by an Obligor in any period for tangible assets (after deducting the net proceeds received by such Obligor during such period from the disposal of similar tangible assets in the ordinary course of business) required to be classified as fixed assets or leasehold improvements on the balance sheet of such Obligor in accordance with IFRS.

1.1.28          “Capital Reorganization” means any change in the issued and outstanding Equity Interests of the Borrower.

1.1.29          “Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

1.1.30          “Cash Flow Available for Debt Service” or “CFADS” means in respect of a period the amount determined by deducting from the Revenue for that period, the aggregate of the following amounts (without double-counting) actually paid by the Borrower on a consolidated basis during that period:

(a)	Operating Costs;

(b)	corporate overhead costs and administrative costs;

(c)	net amounts required to be paid under or in relation to any Permitted Hedging Arrangements;

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(d)	any Taxes paid or required to be paid, including without limitation (i) income tax, provincial or territorial sales tax, goods and services tax or harmonized sales tax (or similar value-added taxes), and whether paid directly to a Governmental Body or to third parties which are ultimately required to be remitted to Governmental Bodies, (ii) any tax deduction, and (iii) any royalties paid to a Governmental Body in respect of Minerals;

(e)	amounts paid in such period in respect of, or deposited during such period as cash collateral security for, Debt referred to in paragraph (i) of the definition thereof;

(f)	Other Financing Costs, other than in respect of Capitalized Lease Obligations or Purchase Money Obligations;

(g)	Capital Expenditures, other than Capital Expenditures funded with the proceeds of:

(i)	Equity Financings;

(ii)	the Loans;

(iii)	any stream arrangements; or

(iv)	any prepay arrangements;

(h)	Exploration Costs not included in the BCFM;

(i)	negative or positive, as applicable, changes in working capital during such period; and

(j)	all other costs and expenses paid in cash in such period.

1.1.31          “Change of Control” means:

(i)	any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) acquires, together with all other voting shares held by such Person or Persons, control or direction over 50% of the outstanding voting shares of the Parent, or otherwise acquires the ability to elect a majority of the Board; or

(ii)	the occupation of a majority of the seats (other than vacant seats) on the Board by Persons who were neither (a) nominated by the Board nor (b) appointed by directors so nominated; or

(iii)	the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert; or

(iv)	Borrower ceases to be wholly-owned by Parent; or

(v)	any Subsidiary of the Borrower which is an Obligor ceases to be a wholly-owned Subsidiary of the Borrower;

or Parent, Borrower or any of its Subsidiaries, as applicable, takes any actions to effect any of the foregoing, in each case unless such Person or Persons is a Permitted Acquirer.

1.1.32          “Claim” has the meaning defined in Section 3.10.2.

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1.1.33          “Closing Date” means the date on which all of the conditions precedent set forth in Section 8.1 are satisfied by the Borrower or waived by the Lenders and the First Advance is made.

1.1.34          “Collateral” means the Project Property and all the presently held and future acquired undertaking, property and assets of each Obligor.

1.1.35          “Collateral Agent” means TSX Trust Company, in its capacity as collateral agent for the Administrative Agent and the Lenders hereunder, or any successor Collateral Agent.

1.1.36          “Commercial Completion Date” means the date on which the Lenders have confirmed to the Borrower in writing its receipt and acceptance of the Completion Certificate, which acceptance shall not be unreasonably withheld or delayed.

1.1.37          “Commercial Production” means the operation of all or part of the Project as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant.

1.1.38          “Commercial Production Date” means (i) if a Processing Plant is located on or within the Project, the first day of the month following the first 30 consecutive days of Commercial Production during which Minerals have been produced from a mine at the Project at an average rate of not less than [Redacted – Commercially Sensitive Information] tonnes of Minerals per day, or (ii) if a Processing Plant is not located on or within the Project, the last day of the first period of 30 consecutive days during which Minerals have been shipped from the Project on a reasonably regular basis for the purpose of earning revenues, whether shipped to a plant or facility constructed for that purpose or shipped to a plant or facility already in existence.

1.1.39          “Commissioning” means, in respect of the Project, (i) prior to the occurrence of a Syndication Event, the process of assuring that all systems and components of the Project are designed, installed, tested, operated, and maintained according to the operational requirements of the Borrower, in form and substance satisfactory to the Administrative Agent (as confirmed in writing), and (ii) following the occurrence of a Syndication Event, the process of assuring that all systems and components of the Project are designed, installed, tested, operated, and maintained according to the operational requirements of the Borrower, in form and substance satisfactory to the Independent Engineer and to the Administrative Agent (as confirmed in writing).

1.1.40          “Commitment” means, in respect of each Lender, the amount specified with respect to such Lender in Schedule A (which will be amended and distributed to all parties by the Administrative Agent from time to time to reflect any changes thereto), as such amount may be reduced from time to time by such Lender’s Applicable Percentage of the amount of any prepayments or repayments required or made hereunder or by the cancellation of any unused portion of the Facility.

1.1.41          “Common Shares” means the common shares in the capital of the Parent which the Parent is authorized to issue.

1.1.42          “Completion” means, in relation to the Project, the concurrent satisfaction or fulfillment of each of the following:

1.1.42.1            the successful completion of the series of tests set forth in the Completion Certificate to the Lenders’ satisfaction, and following the occurrence of a Syndication Event, as confirmed by the Independent Engineer to the extent required by the Lenders; and

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1.1.42.2            no Default or Event of Default shall have occurred and be continuing,

evidenced by the delivery of a Completion Certificate of the Borrower to the Administrative Agent and the Lenders confirming each of the foregoing.

1.1.43          “Completion Certificate” means a form of certificate to be agreed between the Borrower and Administrative Agent prior to the Second Advance.

1.1.44          “Compliance Certificate” means a certificate of the Chief Executive Officer or the Chief Financial Officer of the Borrower in the form set out in Schedule 1.1.44.

1.1.45          “Consolidated Basis” means, in respect of any calculations or determinations hereunder in respect of a Person, the consolidated financial position or results of operations, as the case may be, of such Person and all of its Subsidiaries determined on a consolidated basis in accordance with IFRS.

1.1.46          “Construction Budget” means the budget, in form and substance satisfactory to the Administrative Agent, to be delivered for the construction of the Project pursuant to Section 8.2.4 (which budget shall include any budgeted contingencies), as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.47          “Construction Contracts” means the mine and plant construction contracts relating to the development, construction and operation of the Project (as the same may be amended, varied, supplemented or replaced from time to time in accordance with this Agreement), including any development, construction, service or other similar contracts made thereunder as set out in Schedule 1.1.47, whether now held or required to be obtained.

1.1.48          “Contract” means any agreement, contract, lease, license, mineral claim, option, indenture, mortgage, deed of trust, debenture, note or other instrument, arrangement, understanding or commitment.

1.1.49          “Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

1.1.50          “Corporate Reorganization” means any change in the legal existence of the Borrower (other than a Capital Reorganization) including by way of amalgamation, merger, division, plan of division, winding up, dissolution, continuance or plan of arrangement.

1.1.51          “Corrective Action Plan” means a written plan from the Borrower to correct and remedy all damage and adverse consequences caused by any material failure by the Project to comply with any applicable Environmental and Social Requirements, including a time schedule, for implementing such proposed action to remedy the identified damage and adverse consequences, which comprises the start date, the end date and (if any) the key milestones.

1.1.52          “Cost to Complete Certificate” means a certificate of the Borrower satisfactory to the Required Lenders, certifying and demonstrating, in reasonable detail, that the Borrower has sufficient committed sources of funding and/or cash on hand to achieve the Commercial Production Date, as set forth in the BCFM and the Construction Budget, by the Long Stop Date.

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1.1.53          “Debt” means, at any time, with respect to any Person on a Consolidated Basis, without duplication and without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the aggregate of all indebtedness of that Person at that time that according to IFRS are required to appear in that Person’s financial statements as such including without limitation the following amounts, each calculated in accordance with IFRS:

(a)	all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(d)	any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;

(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(f)	letters of credit and similar instruments;

(g)	accounts payable and accruals that are over ninety (90) days past due (except to the extent being contested in good faith);

(h)	the mark-to-market amount (to the extent “under water” from the perspective of such Person) of any hedging, swap, forward or other derivative transaction where such amount has been accelerated or has otherwise become due and payable;

(i)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(j)	the amount of the contingent liability under any Guarantee in any manner of any part or all of an obligation of another Person of the type included in items (a) through (i) above.

1.1.54          “Debt Service” for a period means, on a consolidated basis, the sum of:

(a)	interest paid or payable in respect of the Loans for a period,

(b)	all scheduled or mandatory principal payments in respect of the Loans for a period,

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(c)	all payments required to be made in such period in respect of Capitalized Lease Obligations or Purchase Money Obligations.

1.1.55          “Debt Service Coverage Ratio” for a period, means the ratio of CFADS for such period to Debt Service for such period.

1.1.56          “Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

1.1.57          “Default Rate” means the Interest Rate plus 2.00% per annum.

1.1.58          “Defaulting Lender” means any Lender or, in the case of paragraph (c) below, a Lender’s parent (being any Person that directly or indirectly Controls a Lender):

(a)	that has failed to fund its portion of any Advances required to be made by it hereunder within two (2) Business Days;

(b)	that has notified the Administrative Agent or the Borrower (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party; or

(c)	that becomes insolvent, has been deemed insolvent by a court of competent jurisdiction, or becomes the subject of bankruptcy or insolvency proceedings.

1.1.59          “Defined Benefit Provision” has the same meaning ascribed that term in subsection 147.1(1) of the Income Tax Act (Canada).

1.1.60          “Delivery Parties” (i) while there are two or fewer Lenders, means all of the Lenders, and (ii) if there are more than two Lenders, means the Administrative Agent, provided that, following the occurrence of a Syndication Event, (x) the Borrower shall be responsible in accordance with Section 3.9 for any costs and expenses of the Administrative Agent incurred in connection with performing such services including the engagement of a professional administrative services firm and (y) the Borrower shall be responsible for fees of $25,000 per annum in accordance with Section 3.9 for the costs and expenses of the Administrative Agent incurred in connection with the foregoing, with such amount increasing by $5,000 per annum for each additional non-Affiliate Lender, up to a maximum of $50,000 per annum if there are eight or more non-Affiliate Lenders (other than the Initial Lender).

1.1.61          “Disbursement Accounts” means, collectively, the bank accounts of the Borrower identified as “Disbursement Accounts” in Schedule 4.1.19.

1.1.62          “Disbursement Accounts Maximum Amount” means an amount equal to the aggregate amount of expenses that are expected be paid out of the Disbursement Accounts in the then current and next calendar months, to be set out in the BCFM.

1.1.63          “Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property in accordance with this Agreement, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

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1.1.64          “Employee Benefit Plans” means all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, commission, incentive, employment, consulting, separation, termination, severance, transition, retention, tax gross-up, change of control, defined benefit pension, vacation, defined contribution retirement, stock option, stock purchase, stock appreciation, profit sharing, other equity, equity-based or phantom equity, deferred compensation, incentive compensation, health, welfare, medical, dental, vision, disability, life insurance, critical illness insurance, retiree welfare and any other similar plans, arrangements, agreements, programs, policies, funded or unfunded, insured or uninsured, registered or unregistered, written or oral, to which any Obligor is a party or bound or in which current or former employees of the Obligors participate or under which any Obligor has, or will have, any liability or contingent liability or pursuant to which payments are made or benefits are provided, or an entitlement to payments or benefits may arise with respect to any of the employees, former employees, directors or officers, individuals working on contract with such Obligor or other individuals providing services to such Obligor of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), but excluding statutory plans including, for the avoidance of doubt, the Canada Pension Plan.

1.1.65          “Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

1.1.66          “Environmental and Social Laws” means, to the extent binding on the Project or the Borrower, all Applicable Laws, any international treaty, convention or rule applicable to the Project and any administrative or judicial decisions, judgements or orders and in each case having the force of law at the time and relating to pollution, the protection of the environment, natural resources, human health and safety, Hazardous Substances, tailings management, dam safety, the assessment of environmental and social impacts of, or the rehabilitation or reclamation and closure of lands used in connection with the Project.

1.1.67          “Environmental and Social Requirements” means, collectively (i) Environmental and Social Laws, (ii) all Authorizations, and (iii) applicable Environmental and Social Standards.

1.1.68          “Environmental and Social Standards” means (i) the standards prescribed by the Equator Principles that are applicable to the Cariboo Project mining, and (ii) the Canadian Dam Association guidelines and technical bulletins, in each case to the extent they are consistent with Applicable Law and Good Industry Practice.

1.1.69          “Equator Principles” means those principles so entitled and described in “The ‘Equator Principles – July 2020’. A financial industry benchmark for determining, assessing and managing social and environmental risk in Projects” and available at: http://equator-principles.com/about/, as adopted as at the date of this Agreement.

1.1.70          “Equity Financings” has the meaning ascribed to it in Section 8.1.14.

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1.1.71          “Equity Interests” means, with respect to any Person, shares in the capital of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or acquisition from such Person of shares in the capital of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares in the capital of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

1.1.72          “EA” means the environmental assessment in respect of the Project for which Environmental Assessment Certificate # M23-01 was issued on October 10, 2023, as the same may be amended, revised, supplemented or replaced from time to time in accordance with Applicable Law.

1.1.73          “EPAP” means the Equator Principle action plan in relation to compliance with Environmental and Social Requirements prepared for the Project by the Borrower, together with any subsequent amendments, supplements or modifications effected in accordance with this Agreement.

1.1.74          “ESMPs” means the environmental and social management plans and procedures that are required under the ESMS, including, as defined in the ESMS, the Construction Environmental Management Plan, Care and Maintenance Plan, Environmental Effects Management Plan, Caribou Mitigation and Monitoring Plan, Community Effects Management Plan, Health and Medical Services Plan, Drinking Water and Water Treatment Plan, Human Health Monitoring and Management Plan, End Land Use Plan, Greenhouse Gas Reduction Plan, and the Aquatic Effects Monitoring Plan, each as may be supplemented, amended or modified from time to time in accordance with Environmental and Social Requirements.

1.1.75          “ESMS” means the environmental and social management system in place for the Project for the implementation of the environmental and social management and monitoring requirements as prescribed by Environmental and Social Requirements.

1.1.76          “Event of Default” has the meaning ascribed to it in Section 9.1.

1.1.77          “Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment (each, a “Recipient”) to be made by or on account of any obligation of an Obligor hereunder or under any Loan Document, any of the following Taxes imposed on or with respect to or required to be withheld or deducted from, such payment: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of such recipient being organized under the laws of, or having its principal office or (in the case of a Lender) its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) any Taxes imposed under FATCA; (c) Taxes attributable to such recipient’s failure to comply with Section 3.5, and (d) Canadian federal withholding Taxes imposed as a result of (A) a Recipient not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Obligor, (B) a Recipient being a “specified shareholder” (within the meaning of Subsection 18(5) of the Income Tax Act (Canada)) of the Obligor, or not dealing at arm’s length with a “specified shareholder” of the Obligor, or (C) the Obligor being a “specified entity” (as defined in Subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the recipient (except, in each of the foregoing cases (A), (B) and (C), where any such non-arm’s length or specified shareholder relationship arose, or an Obligor is a specified entity, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan Document).

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1.1.78          “Existing Credit Agreement” means the credit agreement dated as of March 1, 2024 among the Borrower, the Parent, National Bank of Canada, as administrative agent, and the lenders party thereto from time to time, as lenders.

1.1.79          “Exploration Costs” means, with respect to the Borrower, the Guarantor or any of their Affiliates, all costs, expenses or other expenditures (whether paid in cash or accrued as a liability) incurred in connection with activities directed towards the exploration of any property, including all property owned by the Borrower, the Guarantor and their affiliates as of the Closing Date or any other property.

1.1.80          “Facility” means the $450,000,000 multi-draw senior secured term facility provided by the Lenders hereunder, as may be increased or reduced pursuant to the terms hereof.

1.1.81          “FATCA” means Sections 1471 through 1474 of the United States Internal Revenue Code (“IRC”) as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the IRC, or any fiscal or regulatory legislation, treaty, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the IRC;

1.1.82          “Federal Funds Effective Rate” for any day, means the rate on overnight federal funds transactions calculated by the Federal Reserve Bank of New York as the federal funds effective rate, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for that day on overnight federal funds transactions received by the Lenders from three depository institutions of recognized standing selected by the Lenders, in each case calculated on the basis of a 360-day year and for the actual number of days elapsed.

1.1.83          “Financial Assistance” given by any Person (the “Financial Assistance Provider”) to or for the account or benefit of any other Person (the “Financial Assistance Recipient”) means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, Guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient (including Investments in a Financial Assistance Recipient, Acquisitions from a Financial Assistance Recipient, and gifts or gratuities to or for the account or benefit of a Financial Assistance Recipient).

1.1.84          “Financial Statements” means the audited consolidated financial statements of the Borrower as at and for the year ended December 31, 2024, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of the Borrower for the period ending December 31, 2024, and each subsequent set of audited annual financial statements (including the notes thereto, together with the auditor’s report thereon) and unaudited interim financial statement of the Borrower which are delivered to the Administrative Agent or the Lenders.

1.1.85          “First Advance” means the first Advance under the Facility to be made by the Lenders in favour of the Borrower.

1.1.86          “Fiscal Quarter” means each calendar quarter ending on the last day of March, June, September and December of each year.

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1.1.87          “Fiscal Year” means the period of January 1 to December 31 of each year.

1.1.88          “Framework Documents” means the HSEC Policy, the ESMS, ESMPs and any applicable Corrective Action Plan.

1.1.89          [Redacted – Commercially Sensitive Information]

1.1.90          “General Security Agreement” means one or more general security agreements pursuant to which each Obligor grants a security interest to the Collateral Agent in all of the Collateral.

1.1.91          “Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

1.1.92          “Governmental Body” means any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

1.1.93          “Group Members” means, collectively, Borrower and its Subsidiaries, and “Group Member” means any one of them.

1.1.94          “Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

1.1.95          “Guarantors” each Subsidiary of the Borrower that has delivered in favour of the Administrative Agent or Collateral Agent, as applicable, the guarantees and security required by Article 5.

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1.1.96          “Hazardous Substances” means any substance, material or waste defined as hazardous, regulated or prohibited by Environmental and Social Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

1.1.97          “HSEC Policy” means the health, safety, environmental and community policies for the Project attached as Schedule 1.1.97 as may be amended from time to time in accordance with this Agreement and Applicable Law.

1.1.98          “IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

1.1.99          “Inchoate Lien” means, with respect to any property or asset of any Person, the following liens, to the extent constituting Encumbrances:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve has been made in accordance with IFRS; and

(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

1.1.100        “Independent Engineer” means, following the occurrence of a Syndication Event, an internationally recognized mine engineering firm nominated by the Borrower and acceptable to the Required Lenders, acting reasonably.

1.1.101        “Independent Environmental and Social Consultant” or “IESC” means, an internationally recognized environmental and social consulting firm to be nominated by the Borrower, which environmental and social consulting firm shall be acceptable to the Required Lenders, acting reasonably.

1.1.102        “Indigenous Group” means any Inuit, First Nation ([Redacted – Commercially Sensitive Information]), any Métis and/or indigenous and/or aboriginal band, group, band council, tribal council or other governing body of indigenous peoples of Canada having rights recognized and affirmed by section 35(1) of the Constitution Act, 1982 (Canada).

1.1.103        “Indigenous Group’s Claims” means any written claims, assertions or demands, whether proven or unproven, made by any Indigenous Group to the Obligors or a Governmental Body, or any representatives thereof, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal or indigenous interest in or to all or any portion of the Project or the Project Real Property.

1.1.104        “Indigenous Group’s Information” means any and all written and material communications and documentation of which the Obligors have knowledge and in their possession, including electronic or other form related to any (i) Indigenous Group’s Claims; (ii) Indigenous Group making any Indigenous Group’s Claims; or (iii) any Governmental Body, or representatives thereof (including the issuance of required permits, licences and other governmental authorizations) involving any Indigenous Group’s Claims or Indigenous Group in relation to the Project or the Project Real Property.

1.1.105        “Infill Drilling Program” means the program described on Schedule 1.1.105.

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1.1.106        “Initial BCFM” means the first BCFM delivered to the Administrative Agent, without giving effect to any amendment, revision or supplement to such BCFM in accordance with Section 6.14.21 or otherwise.

1.1.107        “Initial Lender” means Appian ODV (Jersey) Ltd.

1.1.108        “Insurance Consultant” means an insurance consultant engaged by the Initial Lender in consultation with the Borrower.

1.1.109        “Insurance Requirements” means the requirements set forth in the report of the Insurance Consultant prior to the Closing Date.

1.1.110        “Intercreditor Agreement” means that certain intercreditor agreement (i) dated as of the date hereof among the Administrative Agent, the Collateral Agent, OR Royalties, the Borrower and the Parent, and (ii) as amended, or amended and restated, in connection with the Second Advance.

1.1.111        “Interest Period” means the period commencing on (and including) the date of the First Advance, to (but excluding) the first Quarterly Date, and thereafter each period from (and including) each Quarterly Date, to (but excluding) the earlier of (x) the next Quarterly Date, and (y) the Maturity Date, provided that if the Administrative Agent reasonably determines that the Benchmark is not available or not ascertainable for such period, then Interest Period shall mean the period from (and including) the last day of each calendar month, to (but excluding) the first day of the following calendar month, and provided further that if the Administrative Agent reasonably determines that the Benchmark is not available or not ascertainable for such period, then Interest Period shall mean the period from (and including) each Quarterly Date, to (but excluding) the second following Quarterly Date.

1.1.112        “Interest Rate” means a floating rate of interest equal to Adjusted Term SOFR plus (i) until the date of the Second Advance, 9.50%, and (ii) from and after the date of the Second Advance, 7.50%.

1.1.113        “Investment” means, with respect to any Person, the making by such Person of: (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an Equity Interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

1.1.114        “Lenders” means the Initial Lender and each other lender party hereto from time to time, and their respective permitted successors and assigns.

1.1.115        “Limited Recourse Guarantee” means a limited recourse guarantee of the Obligations to be provided by the Parent, with recourse under such guarantee limited to a pledge by the Parent of all equity and of the Borrower held by it from time to time.

1.1.116        “Loan” means any extension of credit by the Lenders under this Agreement.

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1.1.117        “Loan Documents” means, collectively, this Agreement, the Security Documents, any Permitted Hedging Arrangement entered into with a Lender (or its Affiliate) and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Lenders, the Administrative Agent for the benefit of the Lenders in connection with this Agreement or the other Loan Documents or the Collateral Agent for the benefit of the Lenders in connection with this Agreement or the other Loan Documents.

1.1.118        “Long Stop Date” means the date that is nine months following the estimated date for Commercial Production set forth in the Initial BCFM.

1.1.119        “Material Adverse Effect” means, individually or in the aggregate, any event, change or effect that would reasonably be expected to have a materially adverse effect on (i) the Business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries, taken as a whole, (ii) the development, construction or operation of the Project as contemplated by the BCFM (as in effect at the time of such event, change or effect), (iii) the ability of any Obligor to consummate the transactions contemplated by the Loan Documents or to perform their respective obligations under the Loan Documents, subject to any replacement rights with respect to Material Contracts as set out herein, or (iv) the rights and remedies, taken as a whole, of the Administrative Agent, the Collateral Agent or Lenders under the Loan Documents.

1.1.120        “Material Contracts” means the Contracts listed on Schedule 1.1.120 and any other Contract which is material to the Business or the Project, having regard to the potential consequences of the breach, loss or termination of such Contract, and any other Contract involving potential expenditure or revenue of more than [Redacted – Commercially Sensitive Information] in any Fiscal Year or more than [Redacted – Commercially Sensitive Information] in aggregate over the expected term of the Contract. For certainty, the OR Royalty and each impact benefits agreement to which any Obligor is a party or which affects the Project shall each be a Material Contract.

1.1.121        “Material Orders” means the Orders listed on Schedule 1.1.121 and any other Order which is material to the Business or the Project, having regard to the nature and effect of such Order, in accordance with the BCFM.

1.1.122        “Material Project Authorization” means the Project Authorizations listed on Schedule 1.1.122, and any other Project Authorization, the breach, loss or termination of which would be, or would reasonably be expected to be, materially adverse to the development of the Project or the commencement and ongoing operation of commercial production.

1.1.123        “Maturity Date” means the date that is three (3) years from the Closing Date, provided that if the Second Advance is made prior to such date, then the Maturity Date shall be extended to the date that is eight (8) years from the Closing Date.

1.1.124        “Mine Plan” means the project production schedule for the Project, to be delivered pursuant to Section 8.2.4, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.125        “Mineral Interest” means any royalty, stream, participation or production interest, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals.

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1.1.126        “Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Project Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Project Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

1.1.127        “Monthly Operations Report” means a written report prepared by or on behalf of the Borrower in relation to the immediately preceding calendar month, enclosing copies of all systematic reports received by the Borrower with respect to operations at the Project during such calendar month, provided that any changes to the form of systematic report shall require to be approved by the Required Lenders.

1.1.128        “Monthly Production Report” means a written report in relation to a calendar month with respect to the Project in the form to be agreed between the Borrower and Administrative Agent.

1.1.129        “Mortgage” means the debenture entered into between the Borrower and the Collateral Agent in respect of the Project Real Property constituting Collateral.

1.1.130        “Multi-Employer Plan” means a Pension Plan that is a “multi-employer pension plan” within the meaning of that term under subsection 1(1) of the Pension Benefits Act (Ontario) or as such similar terms are defined in similar pension benefits standards legislation of Canada or a province thereof.

1.1.131        “National Instrument 43-101” National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the companion policy thereto.

1.1.132        “Net Asset Disposition Proceeds” means, in respect of items listed in (a) or (b) of the definition of Permitted Asset Disposition, the aggregate net cash proceeds received by an Obligor therefrom after payment of reasonable expenses, commissions and the like (including brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith.

1.1.133        “Net Equity Proceeds” means the aggregate net cash proceeds of any issuance (other than the Required Equity Raise) of Equity Interests or securities convertible into, or exchangeable for, Equity Interests, of the Borrower or any other Obligor after payment of reasonable expenses, commissions and the like (including brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, other than (i) the Equity Financings, and (ii) in the case of the Subsidiaries of the Borrower, to the extent issued to the Borrower or another Obligor.

1.1.134        “Net Insurance Proceeds” means the aggregate net cash proceeds of insurance received by any Obligor with respect to any Collateral after payment of reasonable expenses (including legal and accounting fees) incurred in connection therewith, and for certainty, shall not include any insurance proceeds received on account of business interruption insurance or any substantially similar policy of any Obligor.

1.1.135        “Net Liquidated Damages Proceeds” means the aggregate net liquidated damages proceeds received by any Obligor, including pursuant to any Material Contract or in respect of the termination of any Material Contract, after payment of reasonable expenses (including legal and accounting fees) incurred in connection therewith.

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1.1.136        “Net Proceeds” means an amount equal to the sum of all Net Asset Disposition Proceeds, Net Equity Proceeds and Net Liquidated Damages Proceeds received by the Obligors from and after the Closing Date; provided that any Net Equity Proceeds used in connection with (a) the Project, or (b) general and administrative expenses of the Obligors, shall not be included in such calculation.

1.1.137        “New Event” means:

1.1.137.1          an event not already described in any EA, Corrective Action Plan, EPAP, ESMPs or Authorizations; or

1.1.137.2          an event described in any of the preceding documents, which is the subject of a material negative change in circumstances which has been identified.

1.1.138        “NYSE” means the New York Stock Exchange.

1.1.139        “Obligations” means all indebtedness, liabilities and other obligations owed to the Administrative Agent, the Collateral Agent and the Lenders hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

1.1.140        “Obligors” means, collectively, the Borrower and each Guarantor, and “Obligor” means any one of them. For greater certainty, the Parent is not an “Obligor”.

1.1.141        “OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

1.1.142        “Officer’s Certificate” means a certificate in form satisfactory to the Administrative Agent, acting reasonably (a) in the case of any such certificate of the Borrower, signed by the Chief Executive Officer or the Chief Financial Officer of the Borrower, and (b) in all other cases, of the applicable Person required to provide such certificate signed by the President or a Vice-President of such Person or by such other of its senior officers, managers or directors as may be acceptable to the Administrative Agent.

1.1.143        “Operating Costs” means those cash expenditures in connection with mining for, and milling of, Minerals from the Project, all as determined in accordance with IFRS.

1.1.144        “OR Royalties” means OR Royalties Inc. (formerly Osisko Gold Royalties Ltd).

1.1.145        “OR Royalty” means the second amended and restated royalty purchase agreement dated as of September 5, 2018 among OR Royalties, the Borrower and Williams Creek Gold Limited, as amended by a letter agreement dated as of December 16, 2018, a letter agreement dated February 26, 2019, a notice of exercise dated November 20, 2020, by an amending agreement dated March 1, 2024 and by an amending agreement dated as of the date hereof, as may be amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with the Intercreditor Agreement.

1.1.146        “Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

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1.1.147        “Ore Sorting Program” means the program described in Schedule 1.1.147.

1.1.148        “Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising solely from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or, enforced or engaged in any other transaction pursuant to, any Loan Document).

1.1.149        “Other Financing Costs” means, for any period, without duplication and on a consolidated basis, the aggregate amount of financing charges, fees, commissions and other expenses (other than interest and principal payments) paid in cash on account of such period with respect to Debt.

1.1.150        “Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way) or mineral claims held by any Obligor and issued by or obtained from or which are required to be issued by or obtained from any Person (other than a Governmental Body), for the construction, development and operation of the Project, as such construction, development and operation is contemplated by the BCFM.

1.1.151        “Parent” means Osisko Development Corp., a corporation incorporated under the federal laws of Canada.

1.1.152        “Pension Plan” means any “registered pension plan” (as defined in the Income Tax Act (Canada)) that is sponsored, administered, maintained, or contributed to by any Obligor or under which any Obligor has liability.

1.1.153        “Permitted Acquirer” means a Person, other than a Sanctioned Person or a Sanctioned Entity, that:

(1)

(a)	has a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. or BBB- (or the equivalent) by S&P Global Ratings;

(b)	has securities that are listed on one or more public stock exchanges in Canada, the United States, Australia, the United Kingdom, Japan or the European Union, having a pro forma public float of at least $1,000,000,000 (or the equivalent in another currency); or

(c)	has a pro forma tangible net worth, evidenced by financial statements from its most recent fiscal year, of at least $1,000,000,000 (or the equivalent in another currency); and

(2)            has, or whose Affiliate has, experience in owning, constructing, developing and operating mining assets of a similar (or greater) size and nature.

1.1.154        “Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other Disposition of:

(a)	tangible personal property that is no longer useful or required in the construction, development or operation of the Project, or that is being replaced, to a maximum aggregate amount in each Fiscal Year of $[Redacted – Commercially Sensitive Information] (whether in cash or other property);

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(b)	assets of one Obligor (x) to another Obligor, provided that they are subject at all times to the Security or (y) to a Subsidiary provided that such Subsidiary complies with Section 5.2;

(c)	assets of the Obligors that are not Project Property, provided that any disposition of such assets is made on arm’s length terms for a purchase price consisting solely of cash and/or publicly-traded securities;

(d)	the Quesnel River Mill, provided that any such disposition is made on arm’s length terms; and

(e)	Minerals in the ordinary course of business in compliance with the terms of this Agreement.

1.1.155        “Permitted Capital Reorganization” means (a) any change in the issued and outstanding Equity Interests of the Borrower (other than a change in that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any decrease in the combined direct and indirect percentage ownership interest of the Parent in the Borrower; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Business Days before its proposed completion date, (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect or result in an Event of Default, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Capital Reorganization (or such later date as may be agreed by the Administrative Agent on the instructions of the Required Lenders), Security Documents and amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Secured Party under any Loan Document (including, for certainty, priority of Security subject to Permitted Encumbrances ) and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of delivery of such certificate or would arise immediately after completion of the Capital Reorganization.

1.1.156        “Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing fifteen Business Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower each deliver to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Corporate Reorganization (or such later date as may be agreed by the Administrative Agent on the instructions of the Required Lenders), any Security Documents and amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Secured Party under any Loan Document and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of delivery of such certificate or would arise immediately after completion of the Corporate Reorganization.

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1.1.157        “Permitted Encumbrances” means, in respect of any Collateral and any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, miners’ warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person;

(g)	security or deposits given to a public utility or any Governmental Body, when required by such utility or Governmental Body, pursuant to any Project Agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	the Security;

(i)	the Royalty Obligations, including the Encumbrances securing the OR Royalty; provided that, with respect to the OR Royalty, such Encumbrances are subject to the Intercreditor Agreement, and provided further that, other than the OR Royalty and the [Redacted - Commercially Sensitive Information], such obligations are not in respect of and do not encumber or attach to, any Permitted Project Real Property;

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(j)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations in existence on the Closing Date and set forth in Schedule 1.1.157;

(k)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations entered into following the Closing Date and relating solely to the acquisition of personal property, real property or mobile equipment necessary for the development, construction or operation of the Project, provided that the aggregate of the Debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (k) shall not exceed (i) prior to a positive final investment decision, $[Redacted – Commercially Sensitive Information], and (ii) following a positive final investment decision, in the amount provided for in the BCFM (provided that if no amount is provided for in the BCFM, then the list shall be $[Redacted – Commercially Sensitive Information]); and provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any Obligor;

(l)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(m)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, miners’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(n)	the right reserved to or vested in any Governmental Body, by the terms of any lease, licence, franchise, grant or permit acquired by an Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(o)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body, and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

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(p)	Encumbrances on concentrates or Minerals or the proceeds of sale of such concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the Borrower’s or any Subsidiary of the Borrower’s respective portion of the fees, costs and expenses attributable to the processing of such concentrates or Minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of the Borrower or any Subsidiary of the Borrower;

(q)	Encumbrances securing directly or indirectly Debt described in Section 6.14.14(g), provided that such Encumbrances consist of cash collateral;

(r)	Encumbrances with respect to Permitted Hedging Arrangements (to the extent expressly permitted by such Permitted Hedging Arrangements), subject to the execution of an intercreditor agreement by any hedge providers in form and substance satisfactory to the Administrative Agent;

(s)	Encumbrances securing obligations under corporate credit cards incurred in the ordinary course of business, provided that such Encumbrances consist solely of cash and cash equivalent collateral on deposit with the credit card provider (or agent on its behalf) in a maximum amount of $[Redacted – Commercially Sensitive Information]; and

(t)	other Encumbrances agreed to in writing by the Required Lenders;

provided, however, that no Encumbrance described in (a) through (e) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

1.1.158        “Permitted Hedging Arrangements” means derivative or hedging arrangements entered into following the Closing Date which have been entered into for bona fide business purposes, and not for speculative purposes, and pursuant to a hedging plan and policy approved by the Board and the Required Lenders, acting reasonably.

1.1.159        “Permitted Project Real Property” means Project Real Property in respect of which mining permits have been obtained and are in place.

1.1.160        “Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

1.1.161        “Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

1.1.162        “PIK Interest” has the meaning given to such term in Section 2.4.3

1.1.163        “PIK Period” means the period from the Closing Date to the date that is 12 months following the Closing Date.

1.1.164        “Potential E&S Non-Compliance Event” means, in relation to the Project an event or condition: that: (i) could reasonably be expected to result in a Serious E&S Non-Compliance Event; (ii) is of an environmental or social nature that requires the notification by the Borrower of such event or condition to an applicable governmental or regulatory body; or (iii) is a series of events of non-compliance with the Environmental and Social Requirements of a similar nature to (i) or (ii), which the Borrower or the IESC reasonably believes is an event not representing immediate or material social or environmental damage and which the Borrower is able to correct in accordance with the ESMP or ESMS, provided that in each case, such event is a New Event.

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1.1.165        “Pre-FID Budget” means an operating and construction budget for the Borrower setting out in reasonable detail the budget of the Borrower for the period from the Closing Date to March 31, 2026, as such budget may be amended from time to time with the prior written consent of the Required Lenders.

1.1.166        “Prepayment Premium” means, (i) prior to the date that is 12 months following the First Advance, 15.0% of the Principal Amount being prepaid, excluding any portion of such Principal Amount that is attributable to PIK Interest, and (ii) from the date that is 12 months following the First Advance until the date that is 12 months after the final Subsequent Advance, 5.0% of the Principal Amount being prepaid, including any portion thereof that is attributable to PIK Interest and (iii) thereafter, zero. Notwithstanding the foregoing, if the Initial Lender has been offered, and elected not to exercise its Project Finance Participation Option, then the Prepayment Premium payable to the Initial Lender pursuant to part (i) above shall be 8.0%. In the event that the Initial Lender elects to exercise its Project Finance Participation Option, then the Prepayment Premium payable to the Initial Lender in respect of a portion of the Principal Amount owing to it equal to the amount the Initial Lender is participating in the Project Finance, shall be zero, and the remaining Principal Amount owing to the Initial Lender shall be subject to a Prepayment Premium of 8.0%. For certainty, the adjustment to the Prepayment Premium as a result of the exercise or non-exercise of the Project Finance Participation Option shall not affect the Prepayment Premium for the Lenders other than the Initial Lender.

1.1.167        “Principal Amount” means the principal amount of all Loans or any particular Loan, as the context requires, outstanding under this Agreement from time to time, including for greater certainty any accrued interest that is capitalized pursuant to Section 2.4.3.

1.1.168        “Processing Plant” means any mill, ore concentrator, smelter, refinery, crusher, conveyor, vents, fans or other processing facility that is owned or operated or both by an Obligor or any of their Affiliates, and is located on the Project Property and used in connection with mining activities.

1.1.169        “Project” means collectively, all properties, assets, undertaking and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of an Obligor which assets are used or form part of the project for the development of the Cariboo Gold Project located in Barkerville, British Columbia.

1.1.170        “Project Agreements” means all Contracts of the Obligors relating to (i) the ownership, lease or use of the Project or the Project Property, (ii) the development, construction and mining operations of the Project, (iii) the sale or disposition of mineral production from the Project, including sales, royalty, streaming and off-take agreements and other similar arrangements, and (iv) any option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the mineral production or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

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1.1.171        “Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary for (i) the development, construction and mining operations of the Project (including for the use of the marine laydown area and winter roads), and (ii) the commencement and ongoing operation of commercial production transactions, in each case in accordance with the BCFM.

1.1.172        “Project Finance” means any loan facility or other financing arrangement (including, without limitation, streaming arrangements and royalties) provided to any Obligor, the proceeds of which are used solely for the development and operation of the Project or to fund reasonable general and administrative expenses of the Obligors related to the Project, including any refinancing thereof.

1.1.173        “Project Life Coverage Ratio” means, as of any calculation date, the ratio of (a) the net present value of the projected CFADS over the remaining life of the Project as forecasted in the BCFM, using a discount rate equal to 8%, to (b) the aggregate outstanding principal amount of all Debt as of such calculation date, and using for such calculations (i) consensus gold price (in US$/oz) as published monthly by Consensus Economics and (ii) the trailing 3-month average USD to CAD foreign exchange rate as published by the Bank of Canada.

1.1.174        “Project Property” means all of the property, assets, undertaking and rights of the Obligors in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Obligors related to any of the foregoing.

1.1.175        “Project Real Property” means all real property interests, all mineral claims, mineral leases, placer claims, placer leases, and other mineral rights, concessions and interests, and all surface access rights held by any of the Obligors relating to the Project (which as of the Closing Date, was as set forth in Schedule 1.1.175), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, placer claims, placer leases or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Obligor at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.176        “Project Schedule” means the project summary schedule for the construction of the Project, in form and substance satisfactory to the Administrative Agent, to be delivered pursuant to Section 8.2.4, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.177        “Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Parent with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on the Parent’s SEDAR+ profile.

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1.1.178        “Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

1.1.179        “Qualifying Lender” (a) means a financial institution having combined capital and surplus of not less than $500,000,000, (b) a private equity fund or hedge fund for whom a material part of its business includes investing in equity and Debt of mining companies (but for greater certainty not including “vulture funds”), (c) any existing Lender, or (d) any Affiliate of any Lender.

1.1.180        “Quarterly Date” means the last Business Day of each Fiscal Quarter.

1.1.181        “Quarterly Production Report” means a written report in relation to a Fiscal Quarter with respect to the Project in the form to be agreed between the Borrower and Administrative Agent.

1.1.182        “Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Obligor, includes: (a) any director, officer, employee or Associate of the Borrower or any of its Affiliates, (b) any Person that does not deal at arm’s length with the Borrower or any of its Affiliates, and (c) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Borrower or any of its Affiliates.

1.1.183        “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the outdoor environment, including the movement of Hazardous Substances into ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

1.1.184        “Required Equity Raise” has the meaning given to such term in Section 8.2.11;

1.1.185        “Required Lenders” means one or more Lenders holding greater than 66.67% of the Commitments or, if all Advances under the Facility have been made or the Commitments have otherwise been terminated or expired, of the Principal Amount of the Loans, and further provided that if there are only two Lender it shall mean both Lenders.

1.1.186        “Reserve Tail Ratio” means, as of any date of determination, the ratio of the forecasted production of gold from the Project over the remainder of the life of the mine as set forth in the BCFM over the gold originally forecasted to be produced from the Project over the life of the mine in the Initial BCFM.

1.1.187        “Restricted Payment” means, with respect to any Obligor, any payment by such Person to any other Person (other than from one Obligor to another Obligor to the extent permitted by the Subordination and Postponement of Claims), (a) as it relates only to the Borrower, of any cash dividends or any other cash distribution on any shares of its capital or other Equity Interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other Equity Interests or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Obligations, or (d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of such Obligor in that capacity and consists of (x) reimbursement for reasonable and ordinary course expenses related to the Business incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements, or (y) ordinary course remuneration (including ordinary course bonuses) consistent with the recent practice of the Borrower as of the date of this Agreement. For the avoidance of doubt, no payment (whether in cash or in kind) pursuant to the OR Royalty shall be interpreted as a Restricted Payment hereunder.

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1.1.188        “Retirement Plan” means any Employee Benefit Plan providing pensions, superannuation benefits, retirement savings, top up or supplemental pensions, including any “registered retirement savings plans” (as defined in the Income Tax Act (Canada)), “registered pension plans” (as defined in the Income Tax Act (Canada)) or “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)).

1.1.189        “Revenue” for any period, means the aggregate of the following amounts actually received by the Borrower on a consolidated basis during that period:

(a)	moneys received from the proceeds of the sale of Minerals;

(b)	net amounts received under or in relation to any Permitted Hedging Arrangements;

(c)	interest income;

(d)	the cash proceeds of the sale of any assets and insurance proceeds (including for certainty on account of business interruption insurance or comparable policies), except in each case where those amounts are required under to be applied as a mandatory prepayment of the Obligations; and

(e)	refunds of Tax,

but excluding:

(f)	the proceeds of Debt and any other financial accommodation made available by a lender; and

(g)	insurance proceeds in respect of liabilities to third parties.

1.1.190        “Royalty Obligations” means obligations under the OR Royalty and the royalties set out in Schedule 1.1.190 hereto.

1.1.191        “Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

1.1.192        “Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country or (c) an organization directly or indirectly controlled by a country or its government in each case, that is on the list published and maintained by the United Nations Security Council, OFAC, Global Affairs Canada, or Public Safety Canada, as being a “sanctioned country”.

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1.1.193        “Sanctioned Person” means, (a) any Person listed in any sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (b) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (c) a Person named on the Consolidated List of individuals published and maintained by United Nations Security Council.

1.1.194        “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations Security Council, OFAC, Global Affairs Canada or Public Safety Canada.

1.1.195        “Second Advance” means the second Advance under the Facility to be made by the Lenders in favour of the Borrower.

1.1.196        “Secured Parties” means the Administrative Agent, the Collateral Agent and the Lenders.

1.1.197        “Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSXV, the NYSE and any other stock exchange on which securities of the Parent are traded.

1.1.198        “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces and territories of Canada in which the Parent is a reporting issuer, the United States and in any other jurisdictions whose Securities Laws are applicable to the Parent.

1.1.199        “Security” means the Encumbrances granted in favour of the Collateral Agent pursuant to the Security Documents.

1.1.200        “Security Documents” means any Guarantees in favour of the Collateral Agent in respect of the Obligations, the General Security Agreements, the Share Pledge Agreements, the Mortgage, the Blocked Accounts Agreement and any other security documents held from time to time by the Collateral Agent securing or intended to secure repayment of the Obligations, including, without limitation, the security described in Article 5.

1.1.201        “SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

1.1.202        “Serious E&S Non-Compliance Event” means an identified event of material non-compliance with Environmental and Social Requirements by the Borrower or with respect to the Project which the Borrower or the IESC reasonably believes is an event representing material environmental or social damage which would necessitate an emergency shutdown of the Project, or which would be reasonably likely to result in very severe damage.

1.1.203        “Share Pledge Agreements” means one or more share pledge agreements pursuant to which each Obligor pledges its Equity Interests in any Person in favour of the Collateral Agent.

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1.1.204        “Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Borrower or another Obligor to any Group Member, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

1.1.205        “Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Administrative Agent in respect of Debt of the Borrower or another Obligor owing to any Group Member pursuant to which, among other things, the holder of such Debt agrees that such Debt will be subordinated and postponed to the Obligations and no principal and following an Event of Default no interest in respect of such Debt shall be payable while any Obligations remain outstanding, and that no Encumbrances have been or will be taken by such holder for such Debt, and which shall otherwise be in form and substance satisfactory to the Administrative Agent, acting reasonably.

1.1.206        “Subsequent Advances” means the Second Advance and each subsequent Advance thereafter.

1.1.207        “Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

1.1.208        “Syndication Event” means the date upon which there are two or more Lenders, which are not Affiliates of each other.

1.1.209        “Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

1.1.210        “Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto and “Tax” shall have a corresponding meaning.

1.1.211        “Technical Committee” means a committee, which shall terminate on the Commercial Production Date, consisting of (i) two Persons appointed by the Borrower as the Borrower may determine, (ii) two representatives of the Lenders appointed by the Required Lenders, and (iii) following the occurrence of a Syndication Event, the Independent Engineer (to the extent required by the Required Lenders). An alternate may also be appointed by each of the Persons listed above to act in its absence from time to time.

1.1.212        “TSXV” means the TSX Venture Exchange.

1.1.213        “Utility Commitment” means water service commitments and agreements, transmission or electrical service commitments and agreements and other utility commitments and agreements including commitments or agreements to construct or provide the infrastructure, rights of way and easements necessary to provide the aforementioned utility services.

1.1.214        “Warrants” means warrants in the capital of the Parent to be issued to the Initial Lender on the Closing Date exercisable into 2.50% of the Parent’s fully diluted shares outstanding, and on such other terms as agreed between the Parent and the Initial Lender, including the repurchase rights of the Parent set out therein.

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1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “paragraph”, “Section” or “Article” followed by a number or letter refer to the specified clause, Section or Article of this Agreement;

(c)	the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement means such Person or its successors or permitted assigns;

(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)	except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.3	Currency.

Any reference in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars. Any amounts to be advanced, paid, prepaid, or repaid shall be made in United States dollars.

1.4	Time of Essence.

Time shall be of the essence of this Agreement.

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1.5	Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Borrower, it shall be deemed to refer to the actual knowledge of (i) any officer, director or member of senior management of the Borrower, and (ii) the senior mine manager and senior operations manager at the Project, and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

1.6	This Agreement to Govern.

If there is any inconsistency between the terms of this Agreement and the terms of the Security Documents, the provisions hereof shall prevail to the extent of the inconsistency.

1.7	Interest Act.

For the purposes of the Interest Act (Canada) and disclosure under such statute, whenever interest to be paid under this Agreement or any other Loan Document is to be calculated on the basis of a year of three-hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be. The Administrative Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Loan outstanding at any time and provide such information to the Borrower promptly following such request, provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower or any Guarantor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Administrative Agent or any Lender. THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY GUARANTOR, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

1.8	No Subordination.

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such Permitted Encumbrances are entitled to priority over the Security, save and except pursuant to (i) a contractual arrangement in form and substance satisfactory to the Administrative Agent and the Lenders, or (ii) Applicable Law.

1.9	Paramountcy

Notwithstanding any other provision of this Agreement or any Loan Document, in the event of a conflict or any inconsistency between the provisions of this Agreement and the provisions of any other Loan Document, the applicable provisions of this Agreement shall prevail and govern.

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1.10	Schedules, etc.

The following are the schedule(s) attached to this Agreement:

Schedule A	—	Lender Commitments
Schedule 1.1.44	—	Form of Compliance Certificate
Schedule 1.1.47	—	Construction Contracts
Schedule 1.1.97	—	HSEC Policy
Schedule 1.1.105	—	Infill Drilling Program
Schedule 1.1.120	—	Material Contracts
Schedule 1.1.121	—	Material Orders
Schedule 1.1.122	—	Material Project Authorizations
Schedule 1.1.147	—	Ore Sorting Program
Schedule 1.1.157	—	Existing Purchase Money Obligations and Capitalized Lease Obligations
Schedule 1.1.175	—	Project Real Property
Schedule 1.1.190	—	Royalty Obligations
Schedule 4.1.4	—	Consents
Schedule 4.1.5	—	Corporate Structure
Schedule 4.1.6	—	Chief Executive Offices and Other Locations
Schedule 4.1.19	—	Bank Accounts
Schedule 4.1.23(iv)	—	Hazardous Substances
Schedule 4.1.23(v)	—	Environmental Claims, Order and Directions
Schedule 4.1.24	—	Community Matters
Schedule 4.1.28	—	Tax Matters

Article 2
TERM facilitY

2.1	Establishment of Facility.

The Lenders, in reliance on each of the representations, warranties and covenants set out herein and upon and subject to the provisions of this Agreement, including without limitation the satisfaction of the relevant conditions to the making of Advances hereunder set out in Article 8, hereby agree to make available to the Borrower a non-revolving term facility in a maximum initial principal amount of up to $450,000,000.

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2.2	Availment.

2.2.1            The Facility will be available to the Borrower in multiple Advances, consisting of the First Advance and up to four Subsequent Advances, following the satisfaction of the respective conditions precedent to the First Advance and the Subsequent Advances as set forth herein, and provided that Subsequent Advances will be available until the date that is 36 months after the Closing Date (the “Availability Period”).

2.2.2            The First Advance shall be in the amount of $100,000,000. Each Subsequent Advance must be in a minimum amount of at least $50,000,000.

2.2.3            The Borrower shall provide at least 20 business days’ prior written notice to the Administrative Agent of any requested Advance under the Facility, including amount to be drawn pursuant to such requested Advance and the date of the requested Advance Date. No advance shall be requested under the Facility within 90 days of another Advance.

2.2.4            Following the end of the Availability Period, the Administrative Agent shall provide to the Borrower a schedule of amortization payments (the “Amortization Schedule”) in respect of the repayment of the Principal Amount (including any PIK Interest that has been added thereto), providing for repayment of the Principal Amount in six equal semi-annual installments (each, an “Amortization Payment”) on a semi-annual basis, with the last such payment being on the Maturity Date. The Amortization Schedule prepared by the Administrative Agent shall be conclusive, absent manifest error and all payments set out on such schedule shall be due any payable in the amounts and on the dates set forth therein.

2.3	Arrangement Fees

2.3.1            The Borrower shall pay to the Lenders an arrangement fee in respect of the First Advance in an amount equal to [Redacted – Commercially Sensitive Information – Arrangement Fee] of the amount of the First Advance, which shall be due and payable on the date of the First Advance.

2.3.2            The Borrower shall pay to the Lenders an arrangement fee in respect of each Subsequent Advance in an amount equal to [Redacted – Commercially Sensitive Information – Arrangement Fee] of the amount of each Subsequent Advance, which shall be due and payable on the date of each Subsequent Advance.

2.3.3            The Lenders shall be entitled to withhold and retain such arrangement fees from the funding of the Advances but the full amount of each Advance shall be deemed to have been made notwithstanding such withholding and retention.

2.4	Calculation and Payment of Interest.

2.4.1            Subject to Section 3.2, interest shall accrue on the Principal Amount of the Loans from time to time at a per annum rate equal to the Interest Rate.

2.4.2            Interest on the Principal Amount of the Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed in an applicable Interest Period and on the basis of a year of 360 days.

2.4.3            Provided that no Event of Default is then continuing, during the PIK Period, accrued interest shall not be required to be paid in cash, but instead, the Borrower may elect, by written notice to the Administrative Agent no later than 10 Business Days prior to a Quarterly Date, for accrued interest payable on such Quarterly Date to be added to the Principal Amount of the Loans (“PIK Interest”) which shall thereafter also accrue interest at the Interest Rate. Following the end of the PIK Period, and until the date of the Second Advance, provided that no Event of Default is then continuing, the Borrower may elect, by written notice to the Administrative Agent no later than 10 Business Days prior to a Quarterly Date, to have up to 50% of the interest payable on such Quarterly Date added to the Principal Amount of the Loans by way of PIK Interest, with the remaining balance of interest payable in cash on such date. Following the date of the Second Advance, all interest shall be payable in cash.

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2.5	Prepayment and Repayment of Loans.

2.5.1            The Borrower shall repay the Principal Amount in the amounts and on the dates set forth in the Amortization Schedule.

2.5.2            In the event that, in any Fiscal Year, the aggregate amount of Net Proceeds received by the Obligors in such Fiscal Year is in excess of $10,000,000, then the Borrower shall, within 30 days of such $10,000,000 threshold being reached (and within ten (10) days of any further receipt of Net Proceeds in such Fiscal Year), apply or cause to be applied an amount equal to 100% of all such Net Proceeds in excess of $10,000,000, to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon. Such repayments being applied first to reduce principal payment obligations under Section 2.5.1 in inverse order of maturity and shall be applied equally across all Advances, and shall be applied lastly to any portion of the Principal Amount attributable to PIK Interest. For greater certainty, this is a continuing obligation for each Fiscal Year. Notwithstanding the foregoing, prior to the Commercial Production Date, any Net Proceeds that are received and used to fund the construction of the Project on the earlier of (x) 180 days after receipt or (y) the Commercial Production Date, shall not be included in the calculation of such threshold.

2.5.3            In the event that any Net Insurance Proceeds in a Fiscal Year have not been applied to repair and replace property or fund Capital Expenditures as set forth in Section 3.12, such Net Insurance Proceeds will within, the time period specified therein, be applied to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon. For greater certainty, this Section 2.5.3 is a continuing obligation for each Fiscal Year. Such repayments being applied first to reduce principal payment obligations under Section 2.5.1 in inverse order of maturity and shall be applied equally across all Advances.

2.5.4            The Borrower may at its option voluntarily prepay the Principal Amount of the Loans together with any other amounts outstanding hereunder, in whole or in part, at any time, provided that:

(a)	such prepayment is in the minimum amount of $5,000,000;

(b)	any such prepayment shall only be made on a Business Day and shall only be effected on at least ten (10) days’ notice in writing to the Delivery Parties, which notice, once given, shall be irrevocable and binding upon the Borrower;

(c)	such prepayments being applied to reduce the Amortization Payments in inverse order of maturity, and shall be deemed to be applied first to the portion of the Principal Amount attributable to Advances, and second to the portion of the Principal Amount attributable to PIK Interest, if any; and

(d)	any prepayment pursuant to Sections 2.5.2, 2.5.3 or 2.5.4 shall be accompanied by payment of the applicable Prepayment Premium, if any and all accrued and unpaid interest, if any.

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2.6	Standby Fee.

2.6.1            The Borrower shall pay to the Administrative Agent for the account of the Lenders a standby fee (the “Standby Fee”) in relation to their respective Commitments based on the unused portion of the Facility which shall be in an amount (as determined by the Administrative Agent) to equal to the sum of the products for each day from and after the date of the making of the Second Advance, of (a) the amount by which (i) the amount of the Aggregate Commitment exceeds (ii) the aggregate amount of all Advances outstanding under the Facility, at the end of such day, multiplied by (b) the fraction of (i) 1% divided by (ii) 360. The Standby Fee shall accrue daily from and after the date of the Second Advance and be payable by the Borrower (a) at the end of each Fiscal Quarter in arrears, (b) on cancellation in full of the Facility, and (c) on the Maturity Date.

2.6.2            As at (a) the end of each Fiscal Quarter, (b) the date of any cancellation in full of the Facility, and (c) the Maturity Date, the Administrative Agent shall determine the Standby Fee payable and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein. The Borrower shall pay to the Administrative Agent (for the benefit of the Lenders), the Standby Fee within five (5) Business Days after receipt of each such written request.

Article 3
other provisions relating to the Facility

3.1	Several Obligations.

Each Lender is severally liable for its Commitment and the Lenders are not jointly liable or jointly and severally liable. No Lender shall be obligated to fund its portion of any Advance unless it is reasonably confident that the other Lenders will fund their respective portions of such Advance.

3.2	Default Interest.

The Borrower shall pay to the Lenders interest on overdue amounts both before and after demand, default and judgment, and on the Principal Amount of the Loans upon the occurrence and continuation of an Event of Default, at a rate per annum equal to, subject to and only to the extent permitted by Applicable Law, the Default Rate, calculated on a daily basis on the actual number of days elapsed in a 360 day year, computed from the date the amount becomes due for so long as the amount remains overdue. Such interest shall be payable upon demand made by the Lenders and shall be compounded on each Quarterly Date.

3.3	Application of Payments.

Any amounts prepaid or repaid pursuant to Section 2.5 shall not be reborrowed, and the Lenders’ Commitments in respect thereof shall be cancelled. All amounts prepaid or repaid shall be applied (i) first, in reduction of the accrued and unpaid interest and all other amounts then outstanding (including expenses and fees due and owing), and (ii) second, in reduction of the Principal Amount of the Loans.

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3.4	Payments Generally.

All payments made pursuant to this Agreement (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lenders by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lenders to the Borrower from time to time no later than 1:00 p.m. (New York City time) on the due date thereof. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the applicable Lender otherwise agrees in writing. All payments hereunder shall be made to the Lenders pro rata according to their Applicable Percentage.

3.5	Status of Lenders.

Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower, (a) as required by Applicable Law, and (b) at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as required by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements and to allow the Borrower and the Administrative Agent to comply with any information reporting requirements to which they are subject. Notwithstanding anything to the contrary in this Section 3.5, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

3.6	Payments - No Deduction.

All payments made in respect of this Agreement (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any Taxes, other than Excluded Taxes, unless required by Applicable Law, provided that if the payor shall be required by Applicable Law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any payment or sum payable to a Lender, the payment or sum payable shall be increased as may be necessary (“Additional Amounts”) so that after making all required deductions or withholdings, such Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made and the payor shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

If a Lender becomes liable for any Tax which is due and payable, other than Excluded Taxes, imposed on any payments under this Agreement the payor shall (to the extent Additional Amounts with respect to such Taxes have not otherwise been paid in accordance with this Section 3.6) indemnify such Lender for such Tax, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), such Lender shall receive the full amount of Taxes for which it is liable, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to the Borrower by such Lender shall be conclusive absent manifest error.

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As soon as practicable after any payment of Taxes by the Borrower to a governmental authority pursuant to this Section 3.6, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such governmental authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

If a Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by the payor or with respect to which the payor has paid Additional Amounts pursuant to this Section 3.6 or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the payor an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or Additional Amounts paid, by the payor under this Section 3.6 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The payor, upon the request of a Lender, agrees to repay the amount paid over to the payor (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to such Lender if such Lender is required to repay such refund or reduction to such Governmental Body. If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made hereunder, the applicable Lender shall use its commercially reasonable efforts to co-operate with the Borrower in challenging such Taxes at the Borrower’s cost and expense if so requested by the Borrower; provided that such Lender does not reasonably determine that such challenge could be prejudicial to it. This paragraph shall not be construed to require a Lender to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

For greater certainty, a Lender who takes an assignment of the Loans and/or Commitments hereunder is entitled to receive Additional Amounts from the Borrower pursuant to this Section 3.6, unless the Borrower was not required to pay such Additional Amounts to the assigning Lender as of the date of the assignment.

3.7	Illegality.

If any Applicable Law comes into force after the Closing Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Body now or hereafter makes it unlawful for a Lender to have advanced or acquired an interest in the Loan or to give effect to its obligations in respect thereof, such Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, without premium or penalty, within the time required by such law, the Principal Amount of the Loans together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment. If any such event shall, in the opinion of such Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue. Upon the request of the Borrower, each Lender agrees take commercially reasonable to designate a different lending office (to the extent applicable to such Lender) or assign its Loans to an Affiliate (whose ordinary business includes making or holding loans of the nature of the Loans) if such steps will avoid the need for such notice and would not otherwise materially adversely affect or prejudice such Lender.

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3.8	Change in Circumstances.

If the introduction of or any change in any Applicable Law relating to a Lender or any change in the interpretation or application thereof by any Governmental Body or compliance by a Lender with any request or direction of any Governmental Body:

3.8.1            subjects such Lender to any Taxes or causes the withdrawal or termination of a previously granted exemption with respect to any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to such Lender (other than, in all instances, Excluded Taxes);

3.8.2            imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, such Lender;

3.8.3            imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder; or

3.8.4            imposes on such Lender any other condition or requirement with respect to this Agreement (other than Excluded Taxes);

and such occurrence has the effect of

3.8.5            increasing the cost to such Lender of agreeing to make or making, maintaining or funding the Facility, any Advance, any Loan or any portion thereof;

3.8.6            reducing the amount of the Obligations owing to such Lender;

3.8.7            reducing the effective return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on such Lender’s overall income or in connection with any Excluded Tax); or

3.8.8            causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder;

then such Lender shall also provide a notice to the Borrower with sufficient particulars (including, for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 3.8, and, absent manifest error in such notice, the Borrower shall promptly upon demand by such Lender pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return provided that the Borrower shall not be required to pay such additional amounts unless such additional amounts are being demanded by such Lender as a general practice from its borrowers similarly obligated. Such Lender shall provide to the Borrower a certificate in respect of the foregoing which incorporates reasonable supporting evidence thereof and any such certificate will be prima facie evidence thereof except for manifest error.

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For purposes of the foregoing, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “change in Applicable Law” regardless of the date enacted, adopted, applied or issued.

3.9	Payment of Costs and Expenses.

The Borrower shall pay to the Administrative Agent, Collateral Agent and the Lenders within ten days of provision of an invoice for the same (or on demand following a Default or Event of Default that is continuing) all reasonable and documented costs and expenses of the Administrative Agent, Collateral Agent and the Lenders and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all reasonable fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Loan Documents, including, without limitation:

3.9.1            the preparation, negotiation, and completion of the Loan Documents or any actual or proposed amendment or modification thereof or any waiver thereunder and all instruments supplemental or ancillary thereto;

3.9.2            fees and expenses of the Lenders incurred as part of the Initial Lender’s due diligence;

3.9.3            the reasonable and documented out of pocket fees and expenses of the Lenders’ mining and other technical consultants, including any such out of pocket fees and expenses incurred as part of the Lenders’ due diligence;

3.9.4            the registration, maintenance and/or discharge of any of the Security in any public record office;

3.9.5            obtaining advice as to the Administrative Agent’s, Collateral Agent’s or the Lenders’ rights and responsibilities under this Agreement or the other Loan Documents; and

3.9.6            all costs and expenses of the Administrative Agent, the Collateral Agent and the Lenders and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all fees, expenses and disbursements of legal counsel) in connection with the defence, establishment, protection or enforcement of any of the rights or remedies of the Lenders under this Agreement or any of the other Loan Documents, including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Security Documents or any enforcement of the Security.

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3.10	Indemnities.

3.10.1           The Borrower shall indemnify and save harmless the Administrative Agent, Collateral Agent and the Lenders from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including the reasonable and documented fees, expenses and disbursements of one outside legal counsel, per applicable jurisdiction to the Lenders and, in the case of an actual or perceived conflict of interest where the party to be indemnified affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected party), which may be incurred by the Administrative Agent or the Lenders as a consequence of or in respect of:

(a)	default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder which is continuing;

(b)	the entering into by the Administrative Agent, Collateral Agent and the Lenders of this Agreement and any amendment, waiver or consent relating hereto, and the performance by the Administrative Agent, Collateral Agent and the Lenders of their obligations under this Agreement (which for greater certainty will not include any grossly negligent act or willful misconduct on the part of the Administrative Agent, Collateral Agent or any Lender or any changes in the value of the Loans as a result of market interest rate fluctuations and credit rate spread);

(c)	the application by the Borrower of the proceeds of the Facility; or

(d)	the Project;

save and except in all instances for any claim, demand, liability, damage, loss, cost, charge or expense incurred on account of the claiming party’s material breach of any Loan Documents, gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. A certificate of an officer of the Administrative Agent, Collateral Agent or the applicable Lender as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be, absent manifest error, prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.

3.10.2           The Borrower shall indemnify and save harmless the Administrative Agent, Collateral Agent and each Lender and their Affiliates, agents, officers, directors and employees (each an “Indemnified Party”) from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including without limitation any documented investigatory, remedial, clean-up, compliance or preventative costs, charges and expenses) (collectively, “Claims”) which may be asserted against or incurred by such Indemnified Party under or on account of any applicable Environmental and Social Law (including the assertion of any Encumbrance thereunder), whether upon realization of the Security, or as a lender to the Borrower, or as successor to or assignee of any right or interest of any Obligor or as a result of any order, investigation or action by any Governmental Body relating to any one of their business or property, including without limitation any Claims arising from:

(a)	the Release of a Hazardous Substance, the threat of the Release of any Hazardous Substance, or the presence of any Hazardous Substance affecting the real or personal property of any Obligor, whether or not the Hazardous Substance originates or emanates from such Obligor’s property or any other real property or personal property located thereon;

(b)	the Release of any Hazardous Substance owned by, or under the charge, management or control of any Obligor or any predecessors or assignors thereof;

(c)	any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources in relation to the real property or personal property of any Obligor or any contiguous real property or personal property located thereon, including reasonable and documented costs of assessing such injury, destruction or loss incurred pursuant to Environmental and Social Law; and/or

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(d)	any other matter relating to the environment or Environmental and Social Law affecting the property or the operations and activities of any Obligor within the jurisdiction of any Governmental Body;

except for any such Claims that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s material breach of the Loan Documents, gross negligence or willful misconduct.

3.11	Maximum Rate of Interest.

Notwithstanding anything herein or in any of the other Loan Documents to the contrary: in the event that any provision of this Agreement or any other Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law;

(b)	by reducing the amount or rate of interest exigible under Sections 2.4 and 3.2; and

(c)	any amount or rate of interest referred to in this Section 3.11 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination, absent manifest error.

3.12	Net Insurance Proceeds.

To the extent any Obligor receives Net Insurance Proceeds, then (i) the amount of such Net Insurance Proceeds received by the Obligors that is less than $[Redacted – Commercially Sensitive Information] in aggregate any Fiscal Year may be retained by the Obligors, (ii) the amount of such Net Insurance Proceeds received by the Obligors that is greater than $[Redacted – Commercially Sensitive Information] but less than $[Redacted – Commercially Sensitive Information] in aggregate in any Fiscal Year shall either (a) be used by the Obligors to repair and/or replace the property that is the subject of such Net Insurance Proceeds, or to fund necessary Capital Expenditures in connection with construction of the Project, (b) to the extent not so used to repair and/or replace property within 180 days of receipt, shall be used to make a repayment to the Lenders pursuant to Section 2.5.3, and (iii) Net Insurance Proceeds received by the Obligors that are more than $[Redacted – Commercially Sensitive Information] in aggregate in any Fiscal Year shall be paid over to the Administrative Agent to hold, and such funds held by the Administrative Agent: (a) if in the Administrative Agent’s reasonable opinion, property that is the subject of such Net Insurance Proceeds can be adequately repaired and/or replaced in a manner and timeframe such that there will not be a Material Adverse Effect, then at the Borrower’s option such property may be repaired and/or replaced within 180 days of receipt, and the Administrative Agent shall pay over such funds upon payment being due for such repairs and/or replacement, or (b) if the Administrative Agent is not of such opinion, the Borrower elects not to so repair and/or replace, or the repair and/or replacement is not completed within 180 days, such funds shall be used to make a repayment to the Lenders as provided for in Section 2.5.3.

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3.13	Defaulting Lenders.

If a Lender is a Defaulting Lender, then the Borrower may replace the Defaulting Lender with another Person that satisfies the definition of Qualifying Lender, who purchases at par the aggregate principal amount of the Advance owing to the Defaulting Lender and such Lender’s entire Commitment and assumes the Defaulting Lender’s Commitment and all other obligations of the Defaulting Lender hereunder, provided that prior to or concurrently with such replacement:

(a)	the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances hereunder after the date of such replacement;

(b)	all of the requirements for such assignment contained in Section 12.5 shall have been satisfied; and

(c)	such replacement does not conflict with any Applicable Law.

3.14	Benchmark Replacement.

3.14.1          Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 3.14.1 will occur prior to the applicable Benchmark Transition Start Date.

3.14.2          Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

3.14.3          Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.14.

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3.14.4          Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) the Applicable Tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that the Applicable Tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to replace such unavailable or non-representative tenor with another tenor that is available or representative, and (ii) if the tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

3.14.5          Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Interest Rate will be deemed to have been converted to the U.S. Base Rate at the end of the then applicable Interest Period. During a Benchmark Unavailability Period or at any time that the Applicable Tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

3.14.6          Certain Defined Terms. As used in this Section:

3.14.6.1            “Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

3.14.6.2            “Applicable Tenor” at any time shall mean the tenor then applicable pursuant to the definition of “Interest Period” at such time.

3.14.6.3            “Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.14.4.

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3.14.6.4            “Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.14.1.

3.14.6.5            “Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

3.14.6.6            “Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

3.14.6.7            “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

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For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

3.14.6.8            “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely,; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

3.14.6.9            “Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

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3.14.6.10          “Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.14 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.14.

3.14.6.11          “Conforming Changes” means, with respect to either the use or administration of Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

3.14.6.12          “Floor” means 2.00% per annum.

3.14.6.13          “Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

3.14.6.14          “Reference Lenders” means any Schedule I Lender(s) selected by the Administrative Agent, in its discretion, as being in the opinion of the Administrative Agent, acting reasonably, representative of Schedule I Lenders.

3.14.6.15          “Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

3.14.6.16          “Schedule I Lenders” means chartered banks listed on Schedule I to the Bank Act (Canada).

3.14.6.17          “SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

3.14.6.18          “SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

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3.14.6.19          “Term SOFR” means,

(a)	for any Interest Period, the Term SOFR Reference Rate for a tenor comparable to the Applicable Tenor for an Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

3.14.6.20          “Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

3.14.6.21          “Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

3.14.6.22          “Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

3.14.6.23          “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

3.14.6.24          “U.S. Base Rate” for any day, means a rate per annum equal to the highest of: (a) the average annual rate of interest (however designated) of the Reference Lenders used for determining interest chargeable by them on U.S. Dollar commercial loans made in Canada in effect on such day; (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. Any change in the U.S. Base Rate due to a change in the Reference Lenders' quoted rates or the Federal Funds Effective Rate or Adjusted Term SOFR shall be effective as of the opening of business on the day such quoted rates become effective.

3.14.6.25          “U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

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Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Borrower and the Guarantors.

The Borrower and, where applicable, each Guarantor represents and warrants to the Administrative Agent and the Lenders at the Closing Date, and as of the date of each Advance and each Compliance Certificate hereunder, as follows:

4.1.1            Organization and Powers. Each Obligor: (i) has been duly incorporated or formed and is validly existing under the laws of its jurisdiction of existence, incorporation or formation, as applicable, and is in good standing (to the extent such concept is applicable in its jurisdiction); (ii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Loan Documents to which it is or will become a party, and to perform its obligations thereunder; and (iv) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Borrower’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. Each Obligor is up-to-date in all of its corporate filings in all material respects and is (if applicable) in good standing under Applicable Laws.

4.1.2            Authorization; No Conflict. The execution and delivery by each Obligor of the Loan Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (iii) violate any Applicable Law; or (iv) other than as contemplated by the Loan Documents, result in, or require, the creation or imposition of any Encumbrance on any property or assets of an Obligor.

4.1.3            Execution; Binding Obligation. Each Loan Document to which an Obligor is or will become a party: (i) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the applicable Obligor; and (ii) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

4.1.4            Consents. No Obligor is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Loan Document or the consummation of the transactions contemplated herein and therein, other than those that (x) have already been obtained and copies of which have been provided to the Delivery Parties or (y) are as set out on Schedule 4.1.4.

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4.1.5            Subsidiaries; Other Ventures. Schedule 4.1.5 sets forth the true and complete list of all Subsidiaries of the Borrower, including the type and number of issued and outstanding shares or other Equity Interests of each such Subsidiary and the Person in whose name such shares or Equity Interests are registered. Other than as set out in Schedule 4.1.5, no Person (other than the Borrower or another Obligor) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other Equity Interests of any Subsidiary of the Borrower or common shares or other Equity Interests of the Borrower. Save and except as disclosed in Schedule 4.1.5, no Obligor is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. No Person has a direct or indirect ownership or other proprietary or beneficial interest in any Subsidiary of the Borrower, the Project Real Property or the Project, other than the Obligors, or another Permitted Encumbrance.

4.1.6            Chief Executive Office and Other Locations. The principal place of business and chief executive office of each Obligor as of the Closing Date is set out in Schedule 4.1.6. The minute books and material corporate records of each Obligor are located at its chief executive office, and the only other offices and/or locations where it keeps tangible Collateral (except for inventory which is in transit) or conducts any of its business as of the Closing Date are set forth in Schedule 4.1.6.

4.1.7            Residence for Tax Purposes. Each Obligor is a resident of Canada (and no other jurisdiction) for Tax purposes.

4.1.8            Solvency. No Obligor currently is or, after giving effect to the transactions contemplated hereunder and the making of the Loans hereunder, can reasonably be expected to become, insolvent as defined in the Bankruptcy and Insolvency Act (Canada).

4.1.9            Interest Calculation. The Borrower fully understands and is able to calculate the rate of interest applicable to the Loan based on the methodology for calculating per annum rates provided for in this Agreement.

4.1.10          No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has resulted in a violation or breach which has not been waived, cured or otherwise remedied, in any material respect, or would give an Obligor or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any (a) agreement, bond, or other instrument to which it is bound, (b) Material Project Authorization or (c) Material Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Borrower and the Guarantors, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(i)	all Material Contracts as of the Closing Date are set out in Schedule 1.1.120, and true and complete copies thereof have been made available to the Administrative Agent;

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(ii)	no Obligor, nor, to the Borrower’s or any Guarantor’s knowledge, any other Person, is in default or breach in the observance or performance of any material term, covenant or obligation to be performed by an Obligor or such other Person under any Material Contract to which an Obligor is a party or by which it is otherwise bound (including its property and assets) which has not been cured in accordance with the terms of such Material Contract and each such Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction; and

(iii)	no Obligor has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such Material Contract and no Obligor has received notice of any intention to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

4.1.11          Title to Project Real Property. Schedule 1.1.175 sets out a complete and accurate list of the Project Real Property (and identifying the Permitted Project Real Property) in which any Obligor has a right, title or interest as of the Closing Date. The Obligors, subject to Permitted Encumbrances and Applicable Law:

(i)	have valid and subsisting leasehold title to all leases of real property and mineral claims included within the Project Real Property;

(ii)	have valid possessory and recorded title to all mineral concessions included within the Project Real Property, except for such mineral interests that are leased to the Obligors and are covered under paragraph (i); and

(iii)	have good and marketable title to such other real property interests included within the Project Real Property and not otherwise included under parts (i) and (ii).

(iv)	Such Project Real Property is free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedule 1.1.175 as of the Closing Date, no Obligor holds any freehold, leasehold or other real property interests or rights (including licenses from landholders permitting the use of land, leases, rights of way, occupancy rights, surface rights and easements) in such Project Real Property.

(v)	No Obligor has approved entering into any agreement in respect of (i) the sale of any Project Real Property of such Obligor, or assets or any interest therein or the sale, transfer or other disposition of any Project Real Property of such Obligor, or assets related to the Project Real Property or any interest therein currently owned, directly or indirectly relating to the Project Real Property, by such Obligor whether by asset sale, transfer of shares or otherwise (other than, as permitted pursuant to this Agreement or the Royalty Obligations), or (ii) any Change of Control.

4.1.12          Other Collateral. Save and except for the Collateral covered by Section 4.1.11, the Obligors have good and valid title to all other Collateral, free and clear of all Encumbrances other than Permitted Encumbrances.

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4.1.13          Project Property. Without limiting the generality of Section 4.1.11 and Section 4.1.12:

(i)	all of the Project Property is leased, held or owned by the Borrower or another Obligor, and no Person other than the Borrower or another Obligor has any rights to operate or exploit the Project, other than for and on behalf of the Borrower and Obligors in connection with the Royalty Obligations;

(ii)	the Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the BCFM;

(iii)	other than any Permitted Encumbrance, none of the Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty;

(iv)	other than pursuant to the Royalty Obligations, Material Project Authorizations and Applicable Laws, there are no restrictions on the ability of the Obligors to exploit the Project Real Property;

(v)	there are no Royalty Obligations attaching to any of the Permitted Project Real Property, other than the OR Royalty and the [Redacted - Commercially Sensitive Information];

4.1.14          Maintenance of Project Property. All mineral claims fees, maintenance fees, recording fees, and Taxes and all other material amounts have been paid when due and payable and all other actions and all other obligations as are required to maintain the Project Property in good standing in all material respects have been taken and complied with.

4.1.15          No Expropriation. No Collateral, nor any part thereof (other than immaterial or non-substantial portion of Collateral not forming the Project Property), has been taken or expropriated by any Governmental Body, nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Borrower or the Guarantors, is there any intent or proposal to give any such notice or commence any such proceeding.

4.1.16          Insurance. The Obligors and the businesses and operations of the Obligors (including the Project Property) are insured with reputable insurance companies (not Affiliates of the Borrower) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in the mining industry in the relevant jurisdictions, and such coverage is in full force and effect, and no Obligor has breached the terms and conditions of any policies in any manner that would, or could reasonably be expected to, result in coverage or a claim being denied or such policy being cancelled or not renewed, nor failed to promptly give any notice or present any material claim thereunder. As of the date of this Agreement, there are no material claims by any Obligor under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Borrower or the Guarantors, each of the Obligors will be able to (i) renew existing insurance coverage as and when such policies expire or (ii) obtain comparable insurance coverage from similar institutions. The insurance policies of the Obligors are in conformance with the Insurance Requirements.

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4.1.17          Authorizations and Other Rights. The Obligors have obtained or been issued all such Authorizations and Other Rights as are necessary for the development, construction or operation of the Project, except for those Authorizations and Other Rights which, if not held, do not have and would not reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project in accordance with the BCFM, to the extent delivered, or the Pre-FID Budget, to the extent the BCFM has not been delivered, or which are not required as of the Closing Date. Without limiting the foregoing, the Obligors have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (A) that are not necessary on the date this representation and warranty is made or deemed made or repeated for the conduct of development activities as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities and the eventual commencement and ongoing Commercial Production, as applicable, or (B) the failure of which to be obtained would not be material to the development and construction of the Project or the commencement and ongoing operation of Commercial Production (including the sale of Minerals resulting therefrom). Without limiting the foregoing:

(i)	all Material Project Authorizations which have been obtained or issued as of the Closing Date are set out in Schedule 4.1.2, true and complete copies thereof have been made available to the Administrative Agent, and no Obligor is in breach or default of the terms and conditions thereof in any material respect; all of such Material Project Authorizations are in good standing, and no proceeding is pending or, to the knowledge of the Borrower and the Guarantors, threatened to revoke or limit in any material respect any such Material Project Authorizations; and

(ii)	to the knowledge of the Obligors, there are no facts or circumstances that would reasonably be expected to adversely affect the issuance, renewal or obtaining of any Material Project Authorizations and material Other Rights (whether obtained or issued or to be obtained or issued).

4.1.18          Construction Budget. Following the delivery of thereof, the expenses identified in the Construction Budget and Project Schedule represent the Borrower’s best estimate of projected expenses and schedule for the period covered thereby at the time such Construction Budget and Project Schedule were prepared or at the time revised, replaced, supplemented, modified or amended in accordance with this Agreement.

4.1.19          Bank Accounts. The Obligors have no bank accounts other than as set out in Schedule 4.1.19.

4.1.20          Applicable Laws; Conduct of Operations. The Borrower and its Subsidiaries, including in the conduct of operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of the Project Real Property have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the knowledge of the Borrower or the Guarantors, proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, each as currently contemplated by the BCFM or the Pre-FID Budget, as applicable.

4.1.21          AML Legislation. Without limiting the generality of Section 4.1.20, the Obligors are in compliance with, and have not been charged under, applicable AML Legislation.

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4.1.22          Anti-Corruption and Sanctions. Without limiting the generality of Section 4.1.20, the Obligors and their respective officers and employees and, to the knowledge of the Borrower or the Guarantors, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Group Member being designated as a Sanctioned Person or Sanctioned Entity. None of (a) the Obligors, to the knowledge of the Borrower, any of their respective directors, officers or employees, or (b) to the knowledge of the Borrower, any agent of any of them that will act in any capacity in connection with or unlawfully benefit from the Facility, (i) has used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made, or authorized the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds, or (iii) is a Sanctioned Person or a Sanctioned Entity. No Advance, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions. This Section 4.1.22 shall not be interpreted or applied in relation to any Obligor and their respective officers and employees, the Borrower or the Guarantors, their directors and agents, to the extent that such interpretation or application under this Section 4.1.22 would result in the Obligors violating or breaching the Foreign Extraterritorial Measures Act (Canada).

4.1.23          Environmental and Social Compliance. Without limiting the generality of Sections 4.1.17 and 4.1.20:

(i)	the Obligors, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with: (i) all Environmental and Social Laws and Environmental and Social Requirements; and (ii) once delivered, each ESMP, the EPAP and each Corrective Action Plan;

(ii)	the Obligors have obtained all Material Project Authorizations required under Environmental and Social Laws necessary to construct, develop and operate the Project given the then current stage of development, as contemplated by the BCFM or the Pre-FID Budget, as applicable;

(iii)	the Obligors have not used or permitted to be used, except in material compliance with all Environmental and Social Laws, Environmental and Social Requirements and Material Project Authorizations, any of the Project Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(iv)	except as disclosed on Schedule 4.1.23,

(A)	to the knowledge of the Borrower or the Guarantors, there is no presence of any Hazardous Substance on, in or under any of the Project Real Property in contravention of Environmental and Social Laws; and

(B)	no Hazardous Substances will be generated from the Borrower’s or any other Obligor’s use of such Project Real Property (including without limitation as a result of the conduct of operations at the Project) except in material compliance with all Environmental and Social Laws, Environmental and Social Requirements and Material Project Authorizations;

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(v)	except as disclosed on Schedule 4.1.23(v), none of the Obligors, the Project nor any of the Project Real Property, is subject to any current or, to the knowledge of the Borrower or the Guarantors, pending or threatened:

(A)	material claim, notice, complaint, allegation, investigation, application, order or directive that relates to environmental, natural resources, Hazardous Substances or human health or safety matters, and which may require or result in any material work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Borrower or the Guarantors, there is no basis for such a claim, notice, complaint, allegation, investigation, application, order or directive); or

(B)	material allegation, demand, direction, Order, notice or prosecution with respect to any actual or alleged non-compliance with Environmental and Social Law applicable thereto including any laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Project Real Property and no Obligor has settled any material allegation of non-compliance with Environmental and Social Laws prior to prosecution;

(vi)	the Borrower and the Guarantors have made available to the Delivery Parties a true and complete copy of each material environmental audit, social audit, assessment, study or test of which it is aware in the last five years relating to the Project, including any environmental and social impact assessment study reports;

(vii)	to the knowledge of the Borrower and the Guarantors, having made due and careful enquiry, all information disclosed by the Borrower and the Guarantor (as applicable) to the Administrative Agent in connection with the Project with respect to environmental and social matters, was true and correct as at the time it was given and nothing has occurred that would render such information untrue or incorrect;

(viii)	to the knowledge of the Borrower, there are no material environmental liabilities in respect of the operations at the Project; and

(ix)	as of the date hereof, there are no pending or, to the knowledge of the Borrower or the Guarantors, proposed (in writing) changes to Environmental and Social Laws, Environmental and Social Requirements or environmental Authorizations referred to in paragraph (ii) above that would render illegal or materially restrict the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

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4.1.24          Community Matters. To date, the consultation and engagement with Indigenous Groups and Affected Persons with respect to the Project and the Project Real Property have complied with Applicable Law, Environmental and Social Requirements, and related Good Industry Practice. Except as disclosed in Schedule 4.1.24, to the knowledge of the Obligors, there are no current, pending or threatened Affected Persons or Indigenous Group’s Claims affecting Project Real Property or the Project that could reasonably be expected to result in a Material Adverse Effect. Each Obligor has disclosed all material Indigenous Group’s Information, no Obligor has entered into any written or oral material agreements with Indigenous Groups to provide benefits, pecuniary or otherwise, with respect to the Project at any stage of development and the Obligors have not offered Indigenous Groups any material benefits with respect to the Project at any stage of development except as disclosed in Schedule 4.1.24, none of the Obligors: (i) is a party to any arrangement or understanding with any Indigenous Group or any related authority in relation to the environment or the development of communities in the vicinity of, or in connection with, the Project; or (ii) is currently engaged or involved in any disputes, discussions or negotiations with Indigenous Groups or any related authority, and to the knowledge of the Obligors, no dispute with Indigenous Groups or any related authority is pending or threatened. Except as disclosed in Schedule 4.1.24, to the knowledge of the Obligors, no specific requirements related to cultural or archaeological sites or reserve or traditional lands of Indigenous Group or any related authority located within the Project Property are currently having, or could reasonably be expected to have, any material impact on the mining, development, construction or exploration activities or plans of the Obligors.

4.1.25          Employee and Labour Matters. The Obligors are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any material labour disruption or conflict involving any Obligor or directly affecting the Project and, to the knowledge of the Obligors, no such labour disruption or conflict is imminent. None of the Obligors are a party to a collective bargaining agreement and, to the knowledge of the Obligors, no action has been taken to organize any employees of the Obligors.

4.1.26          Security. The Borrower and the other Obligors have implemented security practices and procedures at the Project consistent with Good Industry Practice.

4.1.27          Employee Benefit Plans.

(a)	Each Employee Benefit Plan has been established, registered, sponsored, maintained and administered in compliance in all material respects with its terms and Applicable Laws. The Obligors have paid all contributions (including employer contributions and employee contributions) in respect of each Employee Benefit Plan in a timely fashion in accordance with the terms of each Employee Benefit Plan and Applicable Laws, and all Pension Plans are and have been funded in accordance with Applicable Laws. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with IFRS, that have not been fully accrued on the Financial Statements or that will not be fully offset by insurance.

(b)	None of the Employee Benefit Plans contain a Defined Benefit Provision and none of the Employee Benefit Plans are Multi-Employer Plans. In respect of any Retirement Plans which are registered pension plans within the meaning of the Income Tax Act (Canada), no steps have been taken to terminate or wind up any such plans (wholly or in part), no unauthorized merger of such plans have occurred, no unauthorized withdrawal of funds from such plans have occurred and no improper contribution holidays have been taken in respect of such plans.

(c)	None of the Employee Benefit Plans provide post-employment health, life or other welfare benefits for current or former employees, directors or officers, or any dependent, survivor, beneficiary or estate thereof, except for benefits (w) required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards, (x) which are only triggered following a Change of Control, (y) are in respect of an employment relationship that has been terminated as of the Closing Date which continue for no longer than one year from the date of termination and which has been disclosed to the Administrative Agent or (z) those in employment contracts existing as of the Closing Date.

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(d)	There are no material outstanding violations or defaults with respect to Employee Benefit Plans and no Employee Benefit Plan, nor any related trust or other funding medium thereunder, is subject to any pending or, to the knowledge of the Obligors, action or proceeding initiated by any Governmental Body or by any other Person, other than routine claims for benefits. To the knowledge of the Obligors, there exists no state of facts which could reasonably be expected to give rise to any such action or proceeding in respect of the Employee Benefit Plans.

(e)	As of the date of this Agreement, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Governmental Body ordering a Pension Plan to be terminated or wound up in whole or in part, or ordering any Pension Plan to be placed under the administration of any trustee or Governmental Body.

4.1.28          Taxes.

(a)	All Taxes due and payable by the Group Members have been timely paid when due, and all assessments and reassessments received by any Group Member in respect of Taxes have been paid when due, in each case other than in respect of de minimis amounts or those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS.

(b)	All Tax Returns required by Applicable Law to be filed by or with respect to any Group Member have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading.

(c)	Adequate provision has been made by the Borrower in the most recent Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent Financial Statements.

(d)	Since the date of the most recent Financial Statements, no Group Member has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(e)	Except as set forth in Schedule 4.1.28, no audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Borrower or the Guarantors, threatened with respect to any Taxes due from or with respect to any Group Member, and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Group Member. There are no matters under audit or appeal or in dispute (save and except appeals or disputes in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS).

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(f)	No Governmental Body of a jurisdiction in which a Group Member does not file Tax Returns has made any written claim that any Group Member is or may be subject to taxation by such jurisdiction. To the knowledge of the Borrower or the Guarantors, there is no basis for a claim that any Group Member is subject to Tax in a jurisdiction in which such Group Member does not file Tax Returns.

(g)	There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Group Member for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. No Group Member is bound by any Tax sharing, allocation or indemnification or similar agreement.

(h)	The Group Members have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body, other than, in each case, de minimis amounts.

4.1.29          Intellectual Property. Each of the Obligors owns, licenses or otherwise has the right to use all material licenses, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business in accordance with the BCFM or Pre-FID Budget, as applicable). No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by an Obligor infringes upon or conflicts with any rights owned by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the Borrower’s or the Borrower’s knowledge, threatened.

4.1.30          Books and Records. The minute books and corporate records of each Obligor are true and correct in all material respects and contain all minutes of all meetings of the directors (or any committee thereof) and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the relevant Obligor.

4.1.31          Financial Statements.

(a)	The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout and complied, as of their date of filing, and the Financial Statements present fairly the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. The Borrower does not intend to correct or restate, nor, to the knowledge of the Borrower, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(b)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any of its Subsidiaries with unconsolidated entities or other Persons.

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(c)	PricewaterhouseCoopers LLP has been the auditor of the Borrower since 2020 and is “independent” as required under Applicable Law. There has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Borrower nor has there been any event which has led any of the Borrower’s current or former auditors to threaten to resign as auditors.

(d)	There has been no change in accounting policies or practices of the Borrower since December 31, 2024.

4.1.32          Internal Controls. The Borrower maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded book value for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference in accordance with IFRS, (v) material information relating to the Obligors is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Borrower’s ability to disclose to the public information required to be disclosed by it in accordance with Applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Obligors’ internal controls have been disclosed to the audit committee of the Borrower.

4.1.33          Audit Committee. The audit committee of the Borrower is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

4.1.34          Absence of Change. Except as permitted by this Agreement after the date hereof, since December 31, 2024, there has been no event, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

4.1.35          Related Party Transactions. Except as permitted by this Agreement after the date hereof, no Obligor has: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof (other than another Obligor); or (ii) been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Obligor. Any transactions between an Obligor and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not less advantageous to such Obligor, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Obligor, as the case may be.

4.1.36          No Liabilities. No Obligor has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements and those related to the OR Royalty or after the date hereof as otherwise permitted pursuant to the Loan Documents.

4.1.37          Litigation. There are no material Orders which remain unsatisfied against any Group Member or material consent decrees or injunctions to which any Group Member is subject. There are no material investigations, actions, suits or proceedings at law or in equity or by or before any Governmental Body pending or, to the knowledge of the Borrower or the Guarantors, threatened in writing against or directly affecting any Group Member (or any of its properties or assets) or otherwise having a material impact on the ability of the Obligors to develop, construct or operate the Project in accordance with the BCFM or Pre-FID Budget, as applicable, and, to the knowledge of the Borrower or the Guarantors, there is no ground on which any such action, suit or proceeding might be commenced.

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4.1.38          Debt Instruments. No Obligor has any Debt other than Debt permitted to be incurred pursuant to Section 6.14.14.

4.1.39          No Subordination. There is no Contract to which an Obligor is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Obligations under the Loan Documents to any other obligation of it.

4.1.40          Regulatory Compliance.

4.1.40.1            The Parent is a “reporting issuer” (or the equivalent) in each of the provinces and territories of Canada and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Parent has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Parent’s reporting issuer status.

4.1.40.2            All material filings and fees required to be made and paid by the Parent pursuant to Securities Laws have been made and paid when due.

4.1.40.3            The Common Shares are listed for trading on the TSXV and NYSE and no order ceasing or suspending trading in any securities of the Parent or prohibiting the sale or issuance of Common Shares or the trading of any of the Parent’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Parent, have been threatened. The Parent has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV or the NYSE and the Parent is currently in compliance, in all material respects, with the rules and regulations of the TSXV and the NYSE.

4.1.40.4            Since December 31, 2024, as of their respective filing dates, each of the Public Disclosure Documents complied with, in all material respects, the requirements of applicable Securities Laws and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There has been no material change that has occurred in respect of the Parent since December 31, 2024 which has not been publicly disclosed. The Parent has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

4.1.41          Technical Disclosure. The Parent is in compliance in all material respects with the provisions of NI 43-101 and the Parent has filed all technical reports in respect of the Project required thereby. The technical report titled "NI 43-101 Technical Report – Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" with an effective date of April 25, 2025 (the "Technical Report") is the current technical report in respect of the Project and comply in all material respects with the requirements of NI 43-101 (as in effect on the date of publication of the relevant report or information). The Borrower has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) were not as of the dates of such disclosure inaccurate in any material respect.

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4.1.42          No Default. No Default or Event of Default has occurred and is continuing under any Loan Document.

4.1.43          Disclosure. All information which has been prepared by or on behalf of the Borrower relating to the Borrower or its Subsidiaries and their respective businesses, properties and assets and disclosed in writing to the Administrative Agent, the Collateral Agent or the Lenders is, as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information materially misleading. All forecasts, projections and budgets which have been prepared by or on behalf of the Borrower relating to the Borrower or its Subsidiaries and their respective businesses, properties and assets and delivered to the Administrative Agent, the Collateral Agent or the Lenders represent, in all material respects the Borrower’s reasonable estimates and assumptions as to future performance, which the Borrower believes to be fair and reasonable in all material respects as of the time made in the light of the then current and reasonably foreseeable business conditions. To the knowledge of the Borrower, there is no matter, thing, information, fact, data or interpretation thereof relative to the Borrower or its Subsidiaries or their respective businesses, properties and assets which would reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Administrative Agent, the Collateral Agent or the Lenders.

4.1.44          BCFM; Construction Budget; Project Schedule. To the extent delivered, the then current Pre-FID Budget, BCFM, Construction Budget and Project Schedule delivered to the Administrative Agent from time to time, including as conditions precedent to make each Subsequent Advance in accordance with the terms of this Agreement are true, correct and completed copies which have been prepared in accordance with the requirements of this Agreement. The statements of opinion or belief, projections and forecasts in the then current Pre-FID Budget, BCFM, Construction Budget and Project Schedule and the assumptions on which they are based and the values given to those assumptions, were arrived at in good faith by the Borrower, after due and careful consideration and enquiry and based on reasonable grounds at the time made, and were fair and reasonable in the circumstances prevailing at the time of preparation.

4.2	Survival of Representations and Warranties.

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or the Lenders.

Article 5
SECURITY

5.1	Security.

As security for the due and punctual payment of all of the Obligations, the Obligors shall, on or prior to the date of the First Advance, grant a continuing security interest and a first-ranking Encumbrance in favour of the Collateral Agent (for the benefit of the Secured Parties) over all of the Collateral (subject only to Permitted Encumbrances), and in furtherance thereof shall deliver or cause to be delivered to the Collateral Agent, for the benefit of the Lenders, in form and substance satisfactory to Lenders’ counsel, acting reasonably:

5.1.1            a Guarantee of the Obligations from each Subsidiary of the Borrower other than Bethlehem Resources (1996) Corporation, and any other Person (other than the Borrower) that holds or acquires a direct or indirect interest in any of the Project Property, or Equity Interests or Subordinated Intercompany Debt of any Group Member other than any holder of Equity Interests of the Borrower;

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5.1.2            a General Security Agreement from each Obligor;

5.1.3            a Share Pledge Agreement from the Parent in respect of all Equity Interests of the Borrower;

5.1.4            a Limited Recourse Guarantee from the Parent;

5.1.5            the Mortgage;

5.1.6            a Share Pledge Agreement from each Obligor that owns Equity Interests in any other Obligor;

5.1.7            an assignment of material contracts from each Obligor, other than the OR Royalty;

5.1.8            an assignment of insurance from each Obligor;

5.1.9            the Intercreditor Agreement;

5.1.10          a Blocked Account Agreement in respect of each of the Obligors’ bank accounts, other than the Disbursement Accounts;

5.1.11          all share certificates, stock powers of attorney, documentation, consents or authorizations necessary in order to make valid and effective the aforementioned agreements; and

5.1.12          such other security documents as the Administrative Agent or the Lenders may at any time reasonably request having for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances) perfected Encumbrance in favour of the Administrative Agent, for the benefit of the Lenders, in the Collateral.

5.2	Additional Security from New Subsidiaries.

The Borrower shall cause each Person that becomes a Subsidiary of the Borrower after the Closing Date (by way of Acquisition or otherwise), to deliver to the Administrative Agent and Collateral Agent, as applicable (a) a Guarantee of the Obligations, (b) security over the undertaking, property and assets of such Subsidiary substantially to the same effect as the Security provided for in Section 5.1, (c) a third party legal opinion from the Borrower’s counsel concerning such Subsidiary, Guarantee and security, to all be delivered to the Administrative Agent and Collateral Agent promptly but in any event (i) at all times on or prior to the date of the First Advance, on or prior to the date of the First Advance and (ii) at all times after the date of the First Advance, within forty-five (45) days of such Person first becoming a Subsidiary, together with all share certificates, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

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5.3	Further Assurances - Security.

The Borrower and the Guarantors shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Administrative Agent such agreements, documents and instruments as the Administrative Agent shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Administrative Agent or Lenders’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 5.1 or 5.2 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances, in all jurisdictions reasonably required by the Administrative Agent within a reasonable time after the request therefor by the Administrative Agent or Lenders’ counsel, and in each case, in form and substance satisfactory to Lenders’ counsel, acting reasonably.

5.4	Security Effective Notwithstanding Date of Advance.

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Loan Documents, but shall constitute continuing security to and in favour of the Administrative Agent for the benefit of the Lenders for the Obligations from time to time.

5.5	No Merger.

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lenders shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Lenders shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

5.6	Release of Security.

5.6.1            Subject to Section 5.6.2, following indefeasible payment and performance in full of all Obligations of the Obligors under this Agreement and the other Loan Documents, the Collateral Agent will promptly, at the request, cost and expense of the Borrower, release and discharge the Security Documents and the right and interest of the Collateral Agent and the Lenders in the Collateral.

5.6.2            If any Collateral is Disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Administrative Agent (or the Lenders, to the extent consent of all Lenders is required in connection with such Disposition pursuant to this Agreement), at the request, cost and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), the Administrative Agent shall concurrently with such Disposition discharge such Collateral from the Security and deliver and re-assign to the relevant Obligor (without any representation or warranty) any of such Collateral as is then in the possession of the Administrative Agent.

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Article 6
COVENANTS

6.1	Affirmative Covenants.

So long as any Obligations or Commitments remain outstanding, and except as otherwise consented to by the Required Lenders, the Borrower shall, and shall cause, as applicable, each of the other Obligors to:

6.1.1            duly and punctually pay the Obligations at the times and places and in the manner required by the terms of the Loan Documents;

6.1.2            except as contemplated by any Permitted Reorganization, maintain its corporate existence; keep proper books of account and records; maintain its corporate status in all jurisdictions where it carries on business; and operate its business and the Project (including the construction thereof) in a commercially prudent manner in accordance with Good Industry Practice and in compliance with Applicable Law, all Material Contracts and all Material Project Authorizations;

6.1.3            remain residents of Canada for tax purposes;

6.1.4            maintain the Project Real Property in good standing in all material respects, performing or causing to be performed all required assessment work thereon, paying or causing to be paid all mineral claim, permit and license maintenances fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof and otherwise maintaining the Project Real Property in compliance with Applicable Law;

6.1.5            (i) at all times during its business hours, and no more than three times per calendar year prior to the Commercial Production Date and two times per year thereafter in aggregate for the Administrative Agent and the Lenders as a whole, upon reasonable prior written notice from the Administrative Agent or a Lender, and without notice or limitation on frequency or time of day if an Event of Default shall have occurred and be continuing (provided that any such visit is made in compliance with applicable health and safety regulations) or a Potential E&S Non-Compliance Event has occurred, permit representatives of the Administrative Agent, or a Lender, at the cost and expense of the Borrower, to enter into or onto its property, to inspect any of the Collateral and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors; and (ii) provided that in addition to Section 6.1.5(i), once appointed, the IESC may visit the Borrower’s property and be permitted to inspect any of the Project Real Property, Project Property, books and records and any other Project operational matters, at the cost and expense of the Borrower, not more than twice per calendar year prior to Completion, with one such visit being a virtual site visit, and the other site visit being an in-person site visit, and not more than once per year post-Completion; provided that the Lenders shall use commercially reasonable efforts to ensure that the IESC uses commercially reasonable efforts to conduct the in-person site visit at the same time as the Lender site visit pursuant to Section 6.1.5(i);

6.1.6            maintain insurance in compliance with the Insurance Requirements and keep insured with financially sound and reputable insurance companies all of the Collateral, including the Project Property, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with industry practice in the relevant jurisdictions and on or prior to the date of the First Advance, cause the policies of insurance referred to above to (i) not be amended in any manner which is prejudicial to the Lenders and (ii) contain customary endorsements for the benefit of the Collateral Agent, all in a form acceptable to the Required Lenders acting reasonably, and include a provision that such policies will not be cancelled without such insurance company endeavoring to provide 30 days’ prior written notice being given to the Collateral Agent by the issuers thereof, and cause the Collateral Agent to be named as an additional insured and first loss payee with respect to public liability insurance;

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6.1.7            provide the Administrative Agent (and if requested by the Administrative Agent, the Insurance Consultant) promptly with such evidence of insurance and compliance with the Insurance Requirements as the Administrative Agent (and if applicable, the Insurance Consultant) may from time to time reasonably require;

6.1.8            provide the Administrative Agent promptly with such evidence of insurance as the Administrative Agent may from time to time reasonably require;

6.1.9            diligently complete, or cause to be completed, the development and construction of the Project in a good and workmanlike manner, in accordance, in all material respects, with the budgets, timelines, plans and specifications set forth in the BCFM or Pre-FID Budget, as applicable;

6.1.10          ensure that, following the delivery thereof, the Pre-FID Budget or BCFM, as applicable, is promptly updated in all material respects to reflect any changes to the Construction Budget, Project Schedule or Mine Plan, which changes have been approved in accordance with Section 6.14.20, 6.14.21 and/or 6.14.22, as applicable;

6.1.11          ensure that the Project remains fully funded at all times in accordance with the BCFM (following the delivery thereof), and to the extent that any shortfall exists, fund the Borrower’s share of such shortfall with such additional equity contributions or other permitted financing of the Borrower as may be required to make up such shortfall;

6.1.12          obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations and Utility Commitments), Other Rights and Material Contracts which are required to permit the Obligors in all material respects to (i) own, operate and maintain the Business and the Project in the manner currently carried on, (ii) develop, construct and operate the Project as contemplated by the BCFM or Pre-FID Budget, as applicable, (iii) commence and carry out the operation of the Project, and (iv) perform their obligations under the Loan Documents to which they are a party;

6.1.13          pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Administrative Agent regarding adequate provision for their payment;

6.1.14          conduct all environmental remedial activities in accordance with Good Industry Practice for which a Person acting in a commercially reasonable manner would perform in the circumstances and in accordance with Environmental and Social Requirements, to meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Project Real Property that the Administrative Agent may reasonably request or as required by Applicable Law;

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6.1.15          (a) ensure that the only mining activities taking place on the Project Real Property are those under the control and direction of the Borrower in furtherance of the Project, and (b) develop, construct and operate the Project in material compliance with the requirements of any environmental permit, Order or other Material Project Authorization in respect of the Project;

6.1.16          warrant and defend the right, title and interest of the Obligors in and to any Collateral and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances and Permitted Asset Dispositions;

6.1.17          from and after the First Advance, will ensure that each of the Security Documents will at all times constitute valid and perfected first ranking security on all of the Collateral, in accordance with their terms, subject only to Permitted Encumbrances, and at all times take all actions necessary or requested by the Collateral Agent or the Lenders to create, perfect and maintain the Encumbrances granted pursuant to the Security Documents as perfected first ranking security over the Collateral, subject only to Permitted Encumbrances;

6.1.18          from and after the First Advance, will ensure that each bank account held by such Obligor is subject to (1) the Security Documents and (2) other than the Disbursement Accounts, a Blocked Account Agreement;

6.1.19          from and after the date of the Second Advance, in the event that the Borrower or any other Obligor proposes to incur any Project Finance, the Borrower shall give notice to the Initial Lender of the material terms and conditions of such Project Finance at least 45 Business Days prior to such incurrence, and shall give the Initial Lender the option to provide up to 50% of the principal amount of such Project Finance (the “Project Finance Participation Option”). The Initial Lender shall have no obligation to exercise such option. If the Borrower fails to provide the Initial Lender with the Project Finance Participation Option, then a premium of 10% of the Principal Amount shall be added to the Principal Amount;

6.1.20          the Borrower shall, within 240 days of the Closing Date, complete the Initial Lender’s Infill Drilling Program;

6.1.21          within 90 days from the occurrence of a Syndication Event, the Borrower shall have nominated an Independent Engineer;

6.1.22          on or before December 31, 2025, the Borrower shall have nominated an IESC; and

6.1.23          if deemed necessary by the Required Lenders and requested by the Administrative Agent, completion of an independent review of the design and engineering status of the Bonanza Ledge Waste Rock Storage Facility (the “WRSF Review”) by a reputable consulting firm acceptable to Borrower and the Required Lenders, acting reasonably, within 240 days of request by the Required Lenders.

6.2	Notifications to the Lenders.

6.2.1            The Borrower shall promptly notify the Administrative Agent and the Lenders of the occurrence of:

(a)	any Default or Event of Default;

(b)	any default by any party under or termination or threatened termination (in writing) of any Material Contract of which it becomes aware; and

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(c)	the loss of or material non-compliance with the terms of, or any threat (in writing) by a Governmental Body to revoke or suspend, any Material Project Authorization;

(d)	all actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the Borrower’s knowledge, threatened, against or directly affecting any Obligor or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the Borrower’s knowledge threatened, against or affecting any Obligor, or with respect to the ownership, use, maintenance and operation of the Project;

(e)	any violation or suspected violation of any Applicable Law by the Obligor in any material respect;

(f)	any non-compliance by any Group Member with the EA or the Anti-Corruption Policy in any material respect or any Potential E&S Non-Compliance Event;

(g)	any material damage suffered to the Project, and whether any Group Member has made, or plans to make, any insurance claim;

(h)	any material disputes or disturbances involving Affected Persons;

(i)	any event, circumstance or fact that would reasonably be expected to give rise to a default under any agreement in respect of Debt of any Obligor in a principal amount of $5,000,000 or more without giving effect to any amendments or waivers from the creditor party thereunder;

(j)	any other condition or event which has resulted, or that would reasonably be expected to result, in a Material Adverse Effect, in each case, accompanied by a written statement by a senior officer of the Borrower setting forth details of the occurrence referred to therein;

(k)	promptly (and in any event within 30 days) after the preparation thereof, provide to the Administrative Agent a copy of each Corrective Action Plan and, promptly (and in any event within 30 days) after the actions contained in it have been fully implemented and completed evidence of such implementation and completion;

(l)	following delivery thereof, any non-compliance in any material respect with the EPAP or any Environmental and Social Requirement;

(m)	following delivery thereof, any non-compliance in any material respect with any ESMP or Corrective Action Plan; or

(n)	any time the balance in the Disbursement Accounts is greater than the Disbursement Accounts Maximum Amount.

6.2.2            The Borrower shall promptly notify the Administrative Agent and Lenders, including in the notification the intended action to be taken by it, upon:

(a)	learning of any material claim, complaint, notice or order under any Environmental and Social Law affecting it;

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(b)	learning of the existence of Hazardous Substances located on, above or below the surface of any land which any Group Member occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental and Social Law, or contained in the soil or water constituting such land, in each case which would reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project in accordance with the BCFM or Pre-FID Budget, as applicable, and carry on the Business;

(c)	the occurrence of any reportable Release of Hazardous Substances that has occurred on or from such land which would reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project in accordance with the BCFM or Pre-FID Budget, as applicable and carry on the Business;

(d)	the occurrence of any change in business activity conducted by it which involves the storage, use or handling of Hazardous Substances or wastes or materially increases its environmental liability in any manner; and

(e)	any proposed change in the use or occupation of the Project Real Property which may have a material impact on the Obligors’ ability to develop, construct or operate the Project in accordance with the BCFM or Pre-FID Budget, as applicable, and carry on the Business.

6.2.3            The Borrower shall provide the Administrative Agent not less than 15 Business Days prior notice of any change in name or change in jurisdiction of incorporation or chief executive office of any Obligor, provided that the Administrative Agent may waive or shorten such notice period without the consent of the Lenders.

6.2.4            To the extent not already contemplated in the Pre-FID Budget, BCFM, Construction Budget or Project Schedule, the Borrower shall promptly notify the Lenders of (i) the acquisition by any Obligor of any material real property (including mineral rights, mineral claims, placer rights or placer claims), whether owned or leased, (ii) any new locations of material tangible assets of any Obligor (other than inventory in transit), (iii) any new Material Contracts or any amendment or revision to any existing Material Contract (provided that any amendment or revision shall be subject to Section 6.14.19), and (iv) any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization, and in the case of (iii) and (iv) above, forthwith provide a true and complete copy of the same to the Lenders in accordance with Section 6.4.

6.2.5            As soon as practicable following a request thereof from the Administrative Agent, the Borrower shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Administrative Agent may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by a Group Member pursuant to any legislation which requires a Group Member to pay, withhold, collect, or remit material amounts.

6.2.6            The Borrower shall provide the Administrative Agent with written notice upon the occurrence of any event or circumstance that would reasonably be expected to result in the Commercial Production Date not occurring by the Long Stop Date.

6.2.7            The Borrower shall provide the Administrative Agent with written notice upon any changes in key management, corporate structure or business operations.

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6.2.8            The Borrower shall provide the Administrative Agent with written notice of the Commercial Production Date within five (5) Business Days of the occurrence thereof.

6.2.9            The Borrower shall notify the Administrative Agent immediately of any Serious E&S Non-Compliance Event.

6.3	Corporate Documents.

The Borrower shall deliver to the Delivery Parties, contemporaneously with delivery of the same to the Borrower’s shareholders, a copy of each management information circular and other notices issued to its shareholders. The parties agree that the making of documents publicly available on the Parent’s SEDAR+ profile satisfies the delivery requirements under this Section 6.3 on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website provided to the Administrative Agent and the Lenders (as may be updated from time to time); or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which the Administrative Agent and the Lenders have access; provided that the Borrower shall notify the Administrative Agent and the Lenders (by electronic mail) of the posting of any such documents in (i) or (ii) above and provide to the Administrative Agent and the Lenders by electronic mail, electronic versions (i.e., soft copies) of such documents.

6.4	Material Contracts, Material Project Authorizations and Mine Plan.

The Borrower shall promptly deliver to the Delivery Parties a copy of:

(a)	a copy of any new Material Contract or any material amendment to any existing Material Contract (provided that any new Material Contract or any amendment or revision shall be subject to Section 6.14.19), and in respect of any such new Material Contract (other than any impact benefit agreement which contemplates an assignment to and assumption by lenders), unless otherwise advised in writing by the Administrative Agent, acting reasonably, shall use reasonable efforts to require the counterparty thereof, to enter into a direct agreement in favour of the Collateral Agent in a form and in substance satisfactory to the Administrative Agent, acting reasonably, provided that for any such Material Contract entered into prior to the Second Advance such direct agreement shall not be required until the Second Advance;

(b)	any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization;

(c)	any amendment, revision, replacement or supplement to the Construction Budget (provided that any amendment, revision or supplement to shall be subject to Section 6.14.21);

(d)	any amendment, revision, replacement or supplement to the Project Schedule or the Mine Plan (provided that any such amendment, revision, supplement or replacement shall be subject to Section 6.14.22);

(e)	any amendment, revision, replacement or supplement to the Pre-FID Budget or BCFM (provided that any amendment, revision or supplement to shall be subject to Section 6.14.21);

(f)	any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property; or

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(g)	any material reports, certificates, documents and notices relating to the Project which are delivered to the Borrower or any other Group Member by or on behalf of any third-party consultant or contractor, including any and all monthly or other construction reports.

6.5	Bi-Weekly Call

The Borrower shall, on a bi-weekly or weekly basis, at the request of Administrative Agent, hold conference calls with all Lenders who choose to attend, at which the Borrower shall provide an update on progress on workstreams with respect to the Project, and the Lenders shall be provided a reasonable opportunity to ask questions and request agenda items.

6.6	Monthly Reporting.

On or before the 15th day of each calendar month, the Borrower shall provide to the Delivery Parties: (i) a Monthly Operations Report and (ii) commencing after the Commercial Production Date, a Monthly Production Report in respect of the immediately preceding calendar month.

6.7	Quarterly Reporting.

6.7.1            Commencing after the Commercial Production Date, within 90 days of the end of each Fiscal Quarter, the Borrower shall provide to the Delivery Parties, a Quarterly Production Report (including, following the delivery thereof, any updates to the BCFM, to the extent applicable) in respect of the immediately preceding Fiscal Quarter.

6.7.2            As soon as available and in any event within 90 days after the end of each Fiscal Quarter as it relates to all Fiscal Quarters other than the Fiscal Quarter ended December 31, and within 120 days for the Fiscal Quarter ended December 31, of each Fiscal Year, the Borrower shall deliver to the Delivery Parties:

(a)	a copy of the Borrower’s quarterly unaudited consolidated financial statements for such Fiscal Quarter, together with unaudited unconsolidated statements of the Borrower for such Fiscal Quarter and the parties agree that the making of such documents publicly available on the Parent’s SEDAR+ profile satisfies the delivery requirements under this Section (a) on the date (i) on which the Parent posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website provided to the Administrative Agent and the Lenders (as may be updated from time to time); or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which the Administrative Agent and the Lenders have access;

(b)	commencing after the Second Advance, a Compliance Certificate; and

(c)	commencing after the Second Advance, a Cost to Complete Certificate.

6.8	Annual Reporting.

6.8.1            As soon as available and in any event within 120 days after the end of each Fiscal Year, the Borrower shall deliver to the Delivery Parties:

(a)	a copy of the Borrower’s audited annual consolidated financial statements for such Fiscal Year, and the parties agree that the making of documents publicly available on the Parent’s SEDAR+ profile satisfies the delivery requirements under this Section 6.8.1(a) on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website provided to the Administrative Agent and the Lenders (as may be updated from time to time); or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which the Administrative Agent and the Lenders have access; and

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(b)	commencing after the Second Advance, a Compliance Certificate.

6.8.2            On or before April 30 of each calendar year following the Commercial Production Date, the Borrower shall deliver to the Delivery Parties an Annual Forecast Report in respect of the upcoming Fiscal Year which report shall be acceptable to the Required Lenders acting reasonably.

6.8.3            On or before April 30 of each calendar year following the Commercial Production Date, the Borrower shall deliver to the Delivery Parties an Annual Operations Report in respect of the immediately preceding Fiscal Year.

6.9	Anti-Corruption Policy.

On or before December 31, 2025, the Borrower shall deliver to the Administrative Agent a copy of the Anti-Corruption Policy. Following such delivery, the Borrower shall, and the Borrower shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Administrative Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy, the Borrower shall not, without the prior written consent of the Lenders, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy.

6.10	EA.

The Borrower shall ensure that all operations in respect of the Project comply with the EA. The Borrower shall not, without prior written consent of the Lenders, acting reasonably, amend, terminate, replace or otherwise vary the EA.

6.11	BCFM.

Following the delivery thereof, the Borrower shall update the BCFM on an annual basis to reflect revised projections, including the Mine Plan, recoveries, production forecasts, Capital Expenditures and Operating Costs, and provide the Administrative Agent and the Lenders an updated copy of the BCFM promptly thereafter.

6.12	Changes to Accounting Policies.

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements or components thereof as compared to any previous period, the Borrower shall provide the Lenders with all information which the Lenders reasonably require relating to the impact of any such material change on the comparability of the reports provided to the Lenders after any such material change to previous reports. If at any time such a material change would affect the computation of any financial ratio or requirement set forth in this Agreement, and the Borrower or the Administrative Agent (on the instructions of the Required Lenders) shall so require, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such material change in accounting policies, practices and calculation methods; provided that, until so amended, (i) such ratio or replacement shall continue to be computed in accordance with the accounting policies, practices and calculation methods in effect prior to such change and (ii) the Borrower shall provide to the Delivery Parties financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in accounting policies, practices and calculation methods.

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6.13	Financial Covenants

6.13.1          Debt Service Coverage Ratio.

Starting as of the end of the first full Fiscal Quarter after the Commercial Production Date, the Borrower shall maintain a Debt Service Coverage Ratio for each period of four Fiscal Quarters ending on the last day of each Fiscal Quarter of not less than 1.30:1.0, such financial covenant to be tested quarterly as of the last day of each Fiscal Quarter, and which shall be certified in the Compliance Certificate.

6.13.2          Project Life Coverage Ratio.

Starting as of the end of the first full Fiscal Quarter after the Commercial Production Date, the Borrower shall maintain a Project Life Coverage Ratio of greater than 1.70:1.00, such financial covenant to be tested (i) quarterly as of the last day of each such Fiscal Quarter and certified in the Compliance Certificate, and (ii) as of the drawdown date of each requested Advance and certified in the notice in respect thereof.

6.13.3          Reserve Tail Ratio.

Starting as of the end of the first full Fiscal Quarter after the Commercial Production Date, the Borrower shall maintain a Reserve Tail Ratio of not less than 30%, such financial covenant to be tested (i) quarterly as of the last day of each Fiscal Quarter and certified in the Compliance Certificate, and (ii) as of the drawdown date of each requested Advance and certified in the notice in respect thereof.

6.13.4          Unrestricted Cash Balance.

The Borrower shall maintain an unrestricted cash balance in bank accounts subject to Blocked Account Agreements at all times of no less than $5,000,000.

6.14	Negative Covenants.

Except as otherwise provided in this Agreement, so long as any Obligations or Commitments remain outstanding, the Borrower and the Guarantors shall not, and shall not permit any other Obligor to, without the prior written consent of the Required Lenders:

6.14.1          (i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions applicable to such Obligor;

6.14.2          Dispose of, transfer or abandon all or any part of the Collateral (including for avoidance of doubt, any Project Real Property and/or Project Property) except pursuant to a Permitted Asset Disposition;

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6.14.3          except pursuant to Royalty Obligations or otherwise in the ordinary course of business, transfer a Mineral Interest relating to Minerals;

6.14.4          make any payment of royalties in respect of Minerals from the Project Real Property (other than the amounts required by the Royalty Obligations) or enter into any royalty, stream financing or similar agreement with any other Person in relation to the Project Real Property (other than the Royalty Obligations);

6.14.5          until delivery of the BCFM approved by the Lenders, make any expenditure (including any Capital Expenditure) or payment (including providing another Obligor with any funds to make any expenditure or payment or otherwise providing another Obligor with pre-funding except in the ordinary course and consistent with past practice) in respect of the development and construction of the Project which is not in accordance with the Pre-FID Budget except in compliance with Section 6.14.7 or as otherwise permitted hereunder.

6.14.6          following delivery of the BCFM, make any expenditure (including any Capital Expenditure) or payment (including providing another Obligor with any funds to make any expenditure or payment or otherwise providing another Obligor with pre-funding except in the ordinary course and consistent with past practice) in respect of the development and construction of the Project which is not in accordance with the BCFM except in compliance with Section 6.14.8 or as otherwise permitted hereunder;

6.14.7          make any expenditure (including any Capital Expenditure) or payment that would, or could reasonably be expected to, (i) cause any line item in the Pre-FID Budget to be exceeded by more than 15% or (ii) cause the Pre-FID Budget to be exceeded by more than 10%.

6.14.8          make any expenditure (including any Capital Expenditure) or payment that would, or could reasonably be expected to cause, (i) in respect of line items for the underground mine, water and waste management, electrical and communications, surface infrastructure, processing or construction indirect costs, in each case in the Construction Budget, to be exceeded by more than 15%, or (ii) cause the Construction Budget to be exceeded by more than 10%;

6.14.9          use the proceeds of the Facility for any purpose other than (A) in the case of the First Advance, repayment of the Existing Credit Agreement, (B) the development, construction, operation and working capital requirements of the Project, in accordance with, in all material respects, the BCFM (following delivery thereof), and (C) general corporate and administrative expenses of the Obligors;

6.14.10        create, incur, assume or suffer to exist any Encumbrance upon all or any part of the Collateral, whether now owned or hereafter acquired, other than Permitted Encumbrances;

6.14.11        make any Restricted Payment except payments specifically permitted by the terms of an intercreditor agreement (in form and substance satisfactory to the Lenders acting reasonably);

6.14.12        enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of any Obligor to pay dividends or make any other distributions to the Borrower or repay Debt owing to the Borrower (other than pursuant to the Loan Documents);

6.14.13        except with the consent of the Required Lenders, which consent shall not be unreasonably withheld, establish or adopt any Pension Plan containing a Defined Benefit Provision or acquire any Person if such Person sponsors, administers, maintains or contributes to (or has any liability in respect of) a Pension Plan containing a Defined Benefit Provision.

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6.14.14        create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

(a)	the Obligations;

(b)	deposits received from customers in the ordinary course of business;

(c)	Debt secured by Encumbrances permitted pursuant to Section 1.1.145(i) (Purchase Money Obligations and Capitalized Lease Obligations);

(d)	obligations under Permitted Hedging Arrangements;

(e)	Subordinated Intercompany Debt;

(f)	unsecured trade payables and other unsecured accrued liabilities (which do not comprise borrowed money), other than to Parent, incurred in the ordinary course of business;

(g)	Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of an Obligor to the extent required by Applicable Laws, Governmental Body;

(h)	other unsecured Debt of the Borrower (other than to Parent) not to exceed $5,000,000;

(i)	Debt secured by Permitted Encumbrances;

(j)	a Guarantee or other contingent obligations of Debt incurred by an Obligor and enumerated in (a) through (i) above; and

(k)	any other Debt of any Obligor permitted in writing by the Required Lenders;

6.14.15        enter into any hedge instrument or incur any hedge obligations unless such hedge obligations are pursuant to Permitted Hedging Arrangements;

6.14.16        except as otherwise expressly contemplated by this Agreement or extensions of trade credit by the Obligors to its customers in the ordinary course of business and in accordance with customary commercial terms, provide Financial Assistance, either directly or indirectly, to any Person;

6.14.17        make any Investments, except (i) Investments in the Borrower or another Obligor, provided if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt; (ii) short term Investments in money market instruments with remaining maturities of 12 months or less at the date of purchase including securities issued by government agencies, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash; (iii) Investments existing as of the Closing Date as set out in Schedule 4.1.5; (iv) Investments that are Debt permitted by Section 6.14.14;

6.14.18        make any Acquisitions;

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6.14.19        enter into any new Material Contract (except (x) with the consent of the Required Lenders, which consent shall not be unreasonably withheld, (y) on termination or breach of an existing Material Contract by an arm’s length counterparty, a replacement material contract on terms substantially similar to those in the existing Material Contract and with a substantially similar reputable and credit-worthy counterparty (a “Replacement Material Contract”), or (z) as required and/or contemplated to effect the BCFM (following delivery thereof), in which case, such Material Contract shall be satisfactory to the Required Lenders, acting reasonably) or amend or waive any material provision of or terminate (save and except, where there is or will be a Replacement Material Contract) or assign (other than as contemplated under the Loan Documents) or give notice of termination (save and except, where there is or will be a Replacement Material Contract) or assignment of any Material Contract (including, for certainty, the Construction Contracts) or waive or grant indulgences in respect of any event of default or material default under any of the Material Contracts;

6.14.20        amend, revise or supplement the BCFM, except for amendments, revisions or supplements directly resulting from (i) any amendments to the Construction Budget made in accordance with Section 6.14.21, (ii) any amendments to the Project Schedule or the Mine Plan made in accordance with Section 6.14.22 or (iii) with the approval of the Required Lenders, acting reasonably;

6.14.21        amend, revise, supplement or replace the Construction Budget except upon (i) the approval of the Required Lenders, or (ii) an amendment to take into account cost overruns which are permitted pursuant to Section 6.14.8 (provided that no further cost overrun payments pursuant to Section 6.14.8 shall be permitted in respect of such amended Construction Budget unless approved by the Required Lenders);

6.14.22        amend, revise, supplement or replace the Pre-FID Budget, Project Schedule or the Mine Plan in any material respect except upon approval of the Required Lenders, acting reasonably;

6.14.23        change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Business, or initiate any construction project other than the Project;

6.14.24        transfer or assign any Debt owed to an Obligor to any Person other than another Obligor;

6.14.25        directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than another Obligor), except (i) in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and (ii) upon fair and reasonable terms that are no less favourable to the Obligors than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party and provided that such Related Party execute and deliver a written assignment and postponement of claims (or the equivalent security instrument under any Applicable Law), in favour of the Secured Parties and in form and substance satisfactory to Administrative Agent, acting reasonably that assigns, by way of a security interest and subject only to Permitted Encumbrances, all such debts, liabilities or obligations to the Secured Parties and subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security and, from and after an Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Event of Default, and until such Event of Default is remedied, subordinates and postpones the payment of all such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such person to the Secured Parties;

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6.14.26        enter into any transaction to change or reorganize its capital structure or amend its articles, by-laws or any other constating documents in a manner that prejudices the Lenders;

6.14.27        change its Fiscal Year; change its legal or operating name, or the location of its chief executive office or location of its assets except with at least 15 days’ prior written notice to the Administrative Agent (which notice period the Administrative Agent may shorten or waive without the need for consent of the Lenders);

6.14.28        change, or permit a change to its auditors, other than any change to any other internationally recognized auditor; and

6.14.29        hold more than an amount equal to the Disbursement Accounts Maximum Amount in the Disbursement Accounts for more than five consecutive Business Days, or for more than five Business Days in aggregate in any calendar month.

6.15	Know Your Customer Checks.

6.15.1          If:

6.15.1.1            the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Closing Date;

6.15.1.2            any change in the status of the Borrower after the Closing Date;

6.15.1.3            a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer; or

6.15.1.4            a Lender's internal “know your customer” checks and identification procedures, obliges the Administrative Agent or any Lender (or, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence regarding the Borrower or any Group Members as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or, on behalf of any prospective new Lender) in order for the Administrative Agent, such Lender or, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations pursuant to the transactions contemplated in the Loan Documents, then:

the Group Members shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself) in order for the Administrative Agent or any Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations pursuant to the transactions contemplated in the Loan Documents.

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6.15.2          When the Borrower is obliged to provide a request that a Subsidiary becomes a Guarantor, if the accession of such Guarantor obliges the Administrative Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Administrative Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations.

6.16	Environmental and Social Matters

6.16.1          On or before the earlier of (i) December 31, 2025 and (ii) the date of the Second Advance, the Borrower will deliver to the Administrative Agent an initial EPAP (the “Initial EPAP”) which has been reviewed by an IESC and prepared in accordance with Environmental and Social Requirements and identifying gaps required to bring the Project in line with the applicable Equator Principles. Annually, following delivery of the Initial EPAP, within ninety (90) days of the end of the Fiscal Year of the Borrower, the Borrower shall deliver substantially a status update of the Initial EPAP reflecting the Borrower’s actions for such Fiscal Year in respect of Environmental and Social Requirements and compliance with Environmental and Social Requirements for the purpose of allowing the Lenders to monitor the Obligor’s continued compliance with the same. The Borrower shall not amend the Initial EPAP or any Supplementary EPAP, either on its own initiation or following the recommendation of the IESC, without the prior consent of the Required Lenders, which consent shall not be unreasonably withheld or conditioned.

6.16.2          The Borrower covenants and agrees that it shall comply and shall ensure that all operations in respect of the Project, as applicable, comply with: (x) all applicable Environmental and Social Laws, including all material Authorizations, in each case then applicable; (y) all other Environmental and Social Requirements then applicable; and (z) each EPAP, any Supplemental EPAP, each ESMP and each Corrective Action Plan.

6.16.3          The Borrower covenants and agrees to implement procedures to monitor compliance by the Obligors with, and prevent material liability under, the Environmental and Social Requirements, and each EPAP, Supplemental EPAP, each ESMP and each Corrective Action Plan.

6.16.4          The Borrower shall periodically review the Framework Documents in consultation with the IESC. If, following a review, any material revision of any of the Framework Documents is necessary to ensure that each of them is materially consistent with Environmental and Social Requirements, the Borrower shall apply for the Required Lenders’ consent to such revision without delay, provided that any the seeking of such consent is consistent with Applicable Law and all Authorizations.

6.16.5          The Borrower shall deliver to the Administrative Agent:

6.16.5.1            an environmental and social monitoring report semi-annually for each Fiscal Year prior to the Commercial Production Date, and

6.16.5.2            on and after the Commercial Production Date, an environmental and social monitoring report no later than forty-five (45) Business Days,

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in each case containing such additional information (to be promptly delivered) as is reasonably requested by the IESC to enable the IESC to produce any of its own reports, including any changes or proposed changes to the HSEC Policy, ESMS, ESMPs and any applicable Corrective Action Plan to ensure, among other things, compliance with the Environmental and Social Requirements.

6.16.6          The Borrower shall ensure that the Project is decommissioned as and when required in accordance with Applicable Laws.

6.16.7          If, in connection with a proposed Syndication Event following the delivery of the Initial EPAP, a Lender objects in writing to the manner in which the Equator Principles were applied in the Initial EPAP or in any Framework Documents, then the Borrower shall deliver to the Administrative Agent a revised EPAP (a “Supplemental EPAP”) which has been reviewed by an IESC and prepared in accordance with Environmental and Social Requirements that addresses and satisfies such stated concerns of such Lender.

6.17	E&S Non-Compliance Dispute Mechanism

6.17.1          Subject to Section 6.17.2 and Section 6.17.3 if any Potential E&S Non-Compliance Event, other than a Serious E&S Non-Compliance Event, is identified, the Borrower shall propose a resolution of such Potential E&S Non-Compliance Event to the Administrative Agent and the IESC in writing; and, provided that (i) if the Administrative Agent (acting in consultation with the IESC) does not raise questions, objections or recommendations with respect to the proposal within five (5) Business Days from its receipt of the Borrower’s proposal (“IESC Review Period”), the Borrower shall, in a timely manner, implement the Borrower’s proposal; or (ii) if the Administrative Agent (acting in consultation with the IESC) does raise questions, objections or recommendations with respect to the proposal during the IESC Review Period, the Borrower shall, in a timely manner, implement the recommendations of the Administrative Agent and the IESC, in each case, to the satisfaction of the Required Lenders, provided that such recommendations are consistent with Applicable Law and all Authorizations.

6.17.2          If a Potential E&S Non-Compliance Event occurs which could have immediate negative impacts on the environment or human beings or to comply with Applicable Law, take such immediate interim action as is necessary to rectify such Potential E&S Non-Compliance Event or to comply with Applicable Law prior to the expiry of the IESC Review Period or, if such event will in due course become an E&S Non-Compliance Event, until such time that a Corrective Action Plan is being implemented in relation to such matter.

6.17.3          If agreement on a resolution to any Potential E&S Non-Compliance Event (other than a Serious E&S Non-Compliance Event) cannot be reached between the Borrower and the Administrative Agent (acting in consultation with the IESC) (an “E&S Dispute”), the Borrower shall serve a notice (with copy to each ECA) (“E&S Dispute Notice”) on the Administrative Agent (acting in consultation with the IESC) and the Required Lenders (acting reasonably) or the Administrative Agent shall serve a notice on the Borrower (for the purposes of this Section 6.17.3 the Borrower and the Administrative Agent, each a “Dispute Party”). Upon any Dispute Party serving any E&S Dispute Notice to the other Dispute Party, each Dispute Party shall together endeavour to resolve the dispute within twenty (20) Business Days. If such persons agree on a resolution of the matter, they shall sign a statement setting out their resolution, and the Borrower shall fully and promptly carry such resolution into effect. If such persons do not agree upon a resolution of the matter, then the provisions of Section 6.17.4 shall apply.

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6.17.4          If (i) the Administrative Agent (acting in consultation with the IESC) determines that the Borrower’s proposal or the Administrative Agent or the IESC’s recommendations as agreed with the Borrower, in each case, in accordance with Section 6.17.1 are not being implemented in a reasonable timeframe with satisfactory results by the Borrower, or (ii) a Serious E&S Non-Compliance Event has occurred; and (iii) an agreement cannot be reached on an E&S Dispute within the twenty (20) Business Day time period referred to in Section 6.17.3, the event will become an “E&S Non-Compliance Event” which will require the Borrower:

6.17.4.1            to notify the Administrative Agent and the Required Lender;

6.17.4.2            to: (A) prepare, and provide the Administrative Agent with a copy of, a Corrective Action Plan, which has been prepared in consultation with the Administrative Agent and the IESC, to set forth the proposed actions to correct or to remedy damage and adverse consequences caused by such E&S Non-Compliance Event, including timeframes for the implementation of such actions, (B) conduct all such actions within such timeframes and (C) where relevant, upon the request of the Administrative Agent, acting reasonably, provide the Administrative Agent with any information relating to measures or monitoring undertaken by it consistent with Environmental and Social Requirements or under any Corrective Action Plan; and

6.17.4.3            subject to receiving consent in accordance with Section 6.16.1, amend the EPAP.

6.17.5          If a Serious E&S Non-Compliance Event occurs, the Borrower shall take such immediate action as necessary to rectify such Serious E&S Non-Compliance Event prior to the development and implementation of any Corrective Action Plan. During the period in which the Serious E&S Non-Compliance Event is ongoing, the Lenders shall be entitled to require the IESC visit the site of the Project Real Property in person. Without limiting the foregoing, the Lenders shall also be entitled to require the IESC to visit the site of the Project Real Property in person if the Borrower has failed to comply with any Corrective Action Plan.

6.17.6          For greater clarity, the Obligors shall not be in breach of Section 6.16 while the Obligors work to rectify an E&S Non-Compliance Event in consultation with the Required Lenders and IESC, as applicable, pursuant to this Section 6.17.

6.18	Transparency

6.18.1          The Borrower agrees that it shall establish and maintain a public information website in accordance with Condition 12 of Schedule B of the EA, or otherwise required by Environmental and Social Requirements.

6.18.2          In the event that Project's combined (i) direct greenhouse gas emissions from the facilities owned or controlled within the physical Project boundary and (ii) indirect greenhouse gas emissions associated with the offsite production of energy used by the Project exceeds 100,000 tonnes CO2 equivalent per calendar year during the operational phase of the project, the Borrower shall publicly report such emissions on an annual basis. Quantification and reporting of the greenhouse gas emissions will be conducted by the Borrower in accordance with host jurisdiction's regulatory requirements, or in accordance with internationally recognized methodologies, where such methodologies are consistent with the GHG Protocol and is reasonably acceptable to the Lenders.

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6.18.3          If requested by Lenders following a Syndication Event, the Borrower shall use reasonable efforts, to the extent such information is commercially non-sensitive and has been collected as required under Applicable Law, share, on an annual basis, Project specific biodiversity data with the Global Biodiversity Information Facility, and relevant national and global data repositories.

6.18.4          Upon the occurrence of a Syndication Event, the Borrower and the Secured Parties consent to the reporting of the Project name pursuant to annex B of the Equator Principles on any publicly available internet website maintained by any Lender who is a Probationary or Full Signatory to the Equator Principles.

Article 7
Technical Committee

7.1	Establishment of Technical Committee

7.1.1            From and after the date of this Agreement until the Commercial Production Date, the Technical Committee shall be established and maintained by the Borrower having the roles and responsibilities as set out in this Article 7. For avoidance of doubt, this Article 7 shall have no force or effect from and after the Maturity Date.

7.1.2            The members of the Technical Committee shall appoint one of the representatives of the Borrower to act as chair of the Technical Committee. The Technical Committee will be comprised or members as set out in the definition of “Technical Committee” .

7.1.3            In carrying out its responsibilities, the Technical Committee shall co-ordinate and consult with the Borrower’s board of directors and management; provided, however, that the Technical Committee shall not constitute a part of the Board, the Board and management of the Borrower shall not be bound by any recommendation of the Technical Committee and the Technical Committee and will not have authority to direct or instruct the management of the Borrower or any other Obligor.

7.1.4            The Technical Committee shall establish such procedures as it considers necessary or advisable and, without limiting the generality of the foregoing, in order to encourage open and candid reporting, the Technical Committee may, as it considers appropriate from time to time, exclude from any part of its meetings its members who are also members of the Board.

7.1.5            The Technical Committee may invite such officers, directors and employees of, and advisors to, the Borrower and, subject to compliance with the obligations of confidentiality provided for in Section 12.8, any such other Persons as it considers appropriate from time to time, to attend its meetings and assist thereat.

7.2	Technical Committee Responsibilities.

7.2.1            The mandate of the Technical Committee shall include all technical, construction and operational aspects of the Project and the Technical Committee shall provide information to the Borrower and the Lenders with respect to all such matters. The duties of the Technical Committee shall include the following:

7.2.1.1               the Technical Committee shall perform a quarterly review of the construction and operation of the Project and report thereon, such report to be provided to the Borrower’s board of directors and the Lenders no later than the 30th day after the end of each quarter;

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7.2.1.2              the Technical Committee shall review any material amendment to the Mine Plan, Project Schedule or Construction Budget proposed by the Borrower and report thereon, such report to be provided to the Borrower and the Lenders prior to approval of such amendments by Borrower’s board of directors;

7.2.1.3              the Technical Committee shall review the results of all exploration and work programs and make recommendations with respect to work programs and testing; and

7.2.1.4              the Technical Committee shall review and report on any other matter referred to it by the Borrower or the Lenders.

7.2.2            In carrying out its responsibilities hereunder, the Technical Committee may request a periodic construction update report from the Independent Engineer, on such terms and conditions as the Technical Committee may decide (all at the continued cost of the Borrower).

7.2.3            In carrying out its responsibilities hereunder, the members of the Technical Committee shall be entitled to make semi-annual site visits to the Project Real Property.

7.2.4            Any reports of the Technical Committee shall be provided simultaneously to the Borrower and the Lenders.

7.3	Meeting Procedures.

7.3.1            The Technical Committee shall hold regular meetings (not more than quarterly, other than in case of emergency) at such time and place (including by telephonic or electronic means) as mutually agreed to by its members or, failing such agreement, at the offices of Borrower, as well as additional meetings on a more frequent basis if and as decided by the members of the Technical Committee. The chair of the Technical Committee shall give seven days’ written notice by email to the members of meetings. Additionally, any member may call a special meeting upon seven days’ written notice by email to the members of the Technical Committee. In case of emergency, reasonable notice of a special meeting shall suffice.

7.3.2            At any such meeting, there shall be a quorum if one of the Lenders’ appointee, the Independent Engineer and at least one member of management of Borrower is present. Matters to be determined by the Technical Committee shall be determined by a majority vote of the members present at the Technical Committee meeting. If the vote results in a tie, the Chair of the Technical Committee will hold the casting vote. The Technical Committee shall communicate both the majority and dissenting views of the Technical Committee to the directors of the Borrower.

7.3.3            Each notice of a meeting shall include an itemized agenda prepared by the chair of the Technical Committee in the case of a regular meeting, or by the Person calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all members of the Technical Committee. The members shall also be provided with all relevant documents that are required for the meeting at least 48 hours before the date of the meeting. The chair of the Technical Committee shall prepare minutes of all meetings and shall distribute copies of such minutes to the other members of the Technical Committee within a reasonable period of time after the meeting. The minutes, when signed by the members that represent the majority, shall be the official record of the proceedings of the Technical Committee.

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7.4	Costs and Expenses.

7.4.1            All reasonable Technical Committee costs and expenses are to be paid by the Borrower. No members of the Technical Committee, save and except for the Independent Engineer and any appointees of the Borrower who are not members of management of the Borrower, shall be remunerated or otherwise paid simply for their role as members of the Technical Committee.

Article 8
CONDITIONS PRECEDENT

8.1	Conditions Precedent to Closing Date and First Advance.

The obligations of the Lenders hereunder, and the making of the First Advance on the Closing Date, are subject to satisfaction by the Borrower with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

8.1.1            notice to the Lenders requesting the First Advance at least 5 Business Days prior to the proposed date of Advance;

8.1.2            no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to this Agreement;

8.1.3            the Obligors shall have performed and complied with all covenants and agreements required by this Agreement and the other Loan Documents to be performed or complied with by them on or prior to the Closing Date;

8.1.4            all representations and warranties of the Obligors applicable as of the Closing Date made in or pursuant to this Agreement and the other Loan Documents shall be true and correct on the Closing Date;

8.1.5            since December 31, 2024, there shall have been no event, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

8.1.6            the Warrants shall have been issued to the Initial Lender and the Parent shall have received all required corporate, shareholder and regulatory approvals therefor;

8.1.7            the Borrower shall have delivered, or caused to be delivered to the Administrative Agent or the Collateral Agent, as applicable, all of the following (in each case in form and substance satisfactory to the Lenders):

(i)	certificates from duly authorized officers of the Borrower and the other Obligors certifying (i) the articles and notice of articles (or equivalent) of such Person, as applicable, (ii) the incumbency of signing officers of such Person, and (iii) the corporate resolutions (or equivalent) of such Person, as applicable, approving the execution, delivery and performance of such Person’s obligations under each of the Loan Documents to which it is a party and the consummation of the transactions contemplated thereunder;

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(ii)	a certificate, dated the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of the Borrower, certifying the matters set out in Sections 8.1.2 through 8.1.5;

(iii)	a copy of all Material Project Authorizations and Material Contracts that have been entered into by the Closing Date, as applicable; provided, however, that for greater certainty, the BCFM, Construction Budget and Project Schedule shall not be required to be delivered pursuant to this Section;

(iv)	such other documentation as the Administrative Agent may reasonably request in form and substance satisfactory to the Lenders, acting reasonably (including, without limitation, all documents and other information required by each Lender to comply with its “know your customer” and other checks);

(v)	a customary legal opinion dated as of the Closing Date addressed to the Administrative Agent, the Collateral Agent and the Lenders, in form and substance satisfactory to the Administrative Agent, the Collateral Agent and Lenders’ counsel, acting reasonably, from counsel to the Borrower and the other Obligors with respect to the Security Documents and the Warrants;

(vi)	a title opinion dated as of the Closing Date regarding the Borrower’s title to the Project; and

(vii)	certificates of insurance evidencing compliance with Section 6.1.6;

8.1.8            each of the Lenders shall have concluded its technical, legal, and financial due diligence, and if required by such Lender, conducted a site visit with results in form and substance satisfactory to it;

8.1.9            the Security Documents shall have been duly executed and delivered by each Obligor party thereto;

8.1.10          the Security in respect of the Security Documents shall have been registered and perfected (or in respect of Collateral that in British Columbia is not capable of perfection, otherwise recorded or filed) in all jurisdictions reasonably required by the Administrative Agent, and constitute, subject only to Permitted Encumbrances, a first ranking Encumbrance over the Collateral intended to be covered thereby;

8.1.11          no preliminary or permanent injunction or other order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

8.1.12          no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement;

8.1.13          all approvals, consents, Orders and Authorizations necessary for the completion of the transactions contemplated by the Loan Documents entered into or to be entered into as of the Closing Date shall have been obtained;

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8.1.14          repayment by the Borrower of the Debt under the Existing Credit Agreement and the release and discharge of all security granted in connection therewith or mechanism to release and discharge all such security acceptable to the Administrative Agent, acting reasonably, or arrangements satisfactory to the Lenders for such repayment, release and discharge to occur concurrently with the making of the First Advance;

8.1.15          the Construction Contracts required to have been executed as of the Closing Date in accordance with the Project Schedule (if any) shall have been executed and in substance satisfactory to the Administrative Agent, acting reasonably, and there shall not have been any amendment, modification or grant of any waiver under the Construction Contracts and the Construction Contracts shall not have been terminated; and the Borrower shall not have agreed to, authorized or received notice of any such action;

8.1.16          the Initial Lender, if still a Lender, shall have received final approval of its investment committee;

8.1.17          this Agreement (and related ancillary documentation) shall have been duly executed and delivered by each party thereto, in form and substance satisfactory to the Lenders;

8.1.18          each other Loan Document shall have been duly executed and delivered by each party thereto;

8.1.19          all approvals, consents, Orders and Authorizations necessary for the completion of the transactions contemplated by the Loan Documents on or before the Closing Date shall have been obtained;

8.1.20          evidence satisfactory to the Administrative Agent that all Material Project Authorizations required as of the Closing Date in accordance with the Project Schedule (if any) for the development, construction and operation of the Project have been obtained, and that the Borrower has complied with all conditions provided for therein;

8.1.21          the Borrower shall have delivered to the Initial Lender the Pre-FID Budget which shall be satisfactory to the Initial Lender; and

8.1.22          all amounts and fees payable to or for the account of the Administrative Agent, the Collateral Agent or the Lenders that are due and payable on or before the Closing Date (including the fees and disbursements of counsel to the Administrative Agent, the Collateral Agent and the Lenders) shall have been paid or arrangements shall be in place to pay such amounts and fees on the Closing Date.

8.2	Conditions Precedent to Subsequent Advances

The obligations of the Lenders hereunder to make each Subsequent Advance are subject to compliance, on or before the making of such Advance, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

8.2.1            notice to the Lenders requesting the Advance and the date of the requested Advance at least 20 Business Days prior to the proposed date of Advance;

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8.2.2            evidence satisfactory to the Administrative Agent that all Material Project Authorizations and Construction Contracts required for the then current stage of development as contemplated by the BCFM have been obtained and that the Obligors have complied with all conditions provided therein;

8.2.3            evidence satisfactory to the Lenders that the Project is fully funded in accordance with the BCFM;

8.2.4            the Administrative Agent shall have received copies of the BCFM, Mine Plan, Construction Budget and Project Schedule, in each case satisfactory to the Lenders, together with evidence satisfactory to the Lenders that the development, construction or operation of the Project is in material compliance with the BCFM;

8.2.5            no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to the Advance, and the Administrative Agent shall have received an Officer’s Certificate confirming the same;

8.2.6            the representations and warranties of the Obligors made in or pursuant to this Agreement and the other Loan Documents shall be true and correct on the date of the Advance (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), as if made on and as of the date of the Advance (except for such changes, facts, events, or circumstances that have been previously disclosed in writing to the Administrative Agent and provided that such disclosed changes, facts, events, or circumstances are satisfactory to the Required Lenders, acting reasonably), and the Administrative Agent shall have received an Officer’s Certificate confirming the same;

8.2.7            no event shall have occurred since the Closing Date which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

8.2.8            no material delay in accordance with the Project Schedule shall have occurred, which would reasonably be expected to result in Commercial Production not being achieved by the Long Stop Date;

8.2.9            the Borrower shall have each counterparty to a Material Contract ([Redacted – Commercially Sensitive Information]) which has been entered into as of the date of the making of such Advance enter into a direct agreement with the Collateral Agent in respect of such Material Contract (other than the OR Royalty or any impact benefit agreement) in form and in substance satisfactory to the Administrative Agent;

8.2.10          construction of the Project shall be in substantial conformance with the Construction Budget and on schedule to achieve the Commercial Production Date on or before the Long Stop Date, and the Administrative Agent shall have received an officer’s certificate confirming the same;

8.2.11          in respect of the Second Advance only, completion of an equity raise (the “Required Equity Raise”) by the Parent, with the proceeds of such equity raise designated to be used to fund the Project, in an amount to fund the Project until it is projected under the BCFM to achieve positive cash flow, and in any event in an amount satisfactory to the Lenders, acting reasonably;

8.2.12          with respect to the Second Advance only, the Borrower shall have complied with Section 6.1.20 with results satisfactory to the Lenders;

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8.2.13          [Redacted – Commercially Sensitive Information];

8.2.14          [Redacted – Commercially Sensitive Information];

8.2.15          with respect to the Second Advance only, if requested by the Administrative Agent in accordance with Section 6.1.23, the Borrower shall have completed the WRSF Review;

8.2.16          with respect to the Second Advance only, the Intercreditor Agreement entered into on the date hereof shall have been amended, or amended and restated, in form and substance satisfactory to the Lenders;

8.2.17          with respect to the Second Advance only, the Borrower and Lenders shall have agreed upon a form of Completion Certificate; and

8.2.18          the Borrower shall have in place a hedging policy and plan acceptable to the Lenders, acting reasonably.

Article 9
EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default”:

9.1.1            the Borrower fails to pay any amount of principal due hereunder by the due date thereof, or interest, fees or other Obligations within five (5) Business Days of the due date thereof;

9.1.2            there is a breach by the Borrower of the financial covenants in Section 6.13;

9.1.3            there is a breach by any Obligor of any covenant in Section 6.13 and such breach, if capable of being remedied, remains unremedied for a period of ten Business Days after the occurrence of such breach;

9.1.4            there is a breach by any Obligor of compliance on a timely basis with the requirements of any Permitted Reorganization, Section 2.5, Section 3.12, Section 5.2, Section 6.1.19, Section 6.1.20, Section 6.1.21, Section 6.5, Section 6.6, Section 6.7, Section 6.8, Section 6.13.27, Section 6.15.1, Section 6.15.5.2, Section 6.16:

9.1.5            there is a breach of any other term, condition or provision of this Agreement, or any of the provisions of any other Loan Document not specified in this Section 9.1, and such breach remains unremedied for a period of twenty (20) Business Days after the earlier of (i) written notice by the Administrative Agent to the applicable Obligor, and (ii) the applicable Obligor becoming aware of such breach;

9.1.6            any Obligor that is a party to any Loan Document makes any representation or warranty under any Loan Document which is incorrect or incomplete when made or deemed to be made or, to the extent such representation or warranty is not already qualified by materiality, such representation or warrant is incorrect or incomplete when made or deemed to be made and provided that if such representation or warranty is capable of being cured, such incorrect or incomplete representation or warranty has not been remedied within fifteen (15) Business Days after receipt of written notice from the Administrative Agent;

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9.1.7            any Obligor ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

9.1.8            any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of $5,000,000, and any applicable grace period in relation thereto has expired, or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists after in all instances the expiration of any applicable cure period and provided that such default or other event has not been waived, the effect of which default or other condition would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;

9.1.9            any Obligor becomes bankrupt, whether voluntarily or involuntarily, or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, relief of creditors or the appointment of a receiver or trustee over any of the Collateral, and such proceeding is not contested by the applicable Obligor diligently, in good faith and on a timely basis and dismissed or stayed within 30 days of its commencement or issuance (for greater certainty, such 30-day grace period shall not apply if the applicable Obligor becomes bankrupt voluntarily or any such proceedings are initiated by the Borrower or a Subsidiary thereof);

9.1.10          an order is made or a resolution is passed for the winding up, liquidation or dissolution of any Obligor, other than pursuant to a Permitted Reorganization;

9.1.11          (i) after the First Advance, any of the Security or (ii) at any time, any other Loan Document, is repudiated or contested by any Obligor in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or, in the case of the Security after the First Advance, to not constitute a first ranking priority Encumbrance in the Collateral, subject only to Permitted Encumbrances;

9.1.12          a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of $10,000,000 is issued or levied against any Obligor or any material portion of the Collateral;

9.1.13          all or any portion of the Collateral is sold, transferred, Encumbered or assigned without the consent of the Lenders (other than pursuant to a Permitted Asset Disposition or other Disposition permitted hereunder or Permitted Encumbrance, as applicable);

9.1.14          an Encumbrancer or any other Person takes possession of any material part of the Collateral by appointment of a receiver, receiver and manager, or otherwise;

9.1.15          the audit report to the financial statements of the Borrower contain any qualification or exception, which (a) is of a “going concern” or similar nature; or (b) relates to any limited scope of examination of material matters relevant to such financial statements, in each case if such limitation results from the refusal or failure of the Borrower or any other Obligor to grant access to requested necessary information therefor;

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9.1.16          any Obligor takes or seeks to take any action to (a) abandon all or any material portion of the Collateral, (b) abandon the construction of the Project, (c) put the Project on care and maintenance, or (d) otherwise suspend construction, development or mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three (3) months);

9.1.17          any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any Obligor or any material property which relates to or forms part of the Collateral;

9.1.18          any Governmental Body imposes or enforces formal or de facto exchange or currency controls or restrictions on export of metal applicable to the Borrower or the Project;

9.1.19          any Material Project Authorization obtained as a condition precedent to the entry of the Loan Documents is modified in any materially adverse respect or revoked, and the relevant Obligor fails to remedy such breach within sixty (60) days of such modification or revocation;

9.1.20          the relevant Obligor fails to obtain, or loses the right to, or benefit of, a Material Project Authorization and, where such Material Project Authorization is capable of being replaced, does not replace the Material Project Authorization with a substantially similar Authorization or an Authorization that confers on such Obligor substantially similar rights within the earlier of (i) one hundred twenty (120) days, and (ii) such date as would reasonably be expected to result in Commercial Production Date not being achieved by the Long Stop Date;

9.1.21          a Change of Control occurs;

9.1.22          (i) a material default occurs and is continuing under any Material Contract after giving effect to any cure period thereunder, (ii) except in the circumstances of clause (iii) below, any Material Contract is terminated other than at scheduled maturity or with the prior written consent of the Required Lenders, acting reasonably, or (iii) any Material Contract is terminated as a result of a material default by an arm’s length counterparty and the relevant Obligor fails to obtain a Replacement Material Contract within the earlier of (i) sixty (60) days from such termination and (ii) such date as would reasonably be expected to result in Commercial Production Date not being achieved by the Long Stop Date;

9.1.23          the Commercial Production Date has not occurred by the Long Stop Date;

9.1.24          (i) any Obligor, or any director or officer of any Obligor, has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws as each are applicable to such Obligor or any Sanctions, or (ii) any employee or agent of any Obligor has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, unless (I) either (A) such Obligor’s relationship with such employee or agent is terminated within ten (10) days of acquiring actual knowledge of such breach or charge, or (B) such Obligor takes such other action to remedy such breach or charge as may be acceptable to the Required Lenders, acting reasonably, within ten (10) days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Required Lenders, acting reasonably, and (II) as a result of such action, no further sanction is imposed upon the Obligors; or

9.1.25          the occurrence of a Material Adverse Effect;

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9.2	Remedies Upon Default.

Upon the occurrence of and during the continuance of an Event of Default under Section 9.1, to the extent permitted by Applicable Law, the Obligations shall automatically and immediately become due and payable and, upon the occurrence of and during the continuance of any other Event of Default, the Administrative Agent may (and, if requested by the Required Lenders, shall), by notice given to the Borrower declare all Obligations to be immediately due and payable and, in either case, the Administrative Agent, to the extent permitted by Applicable Law, may then:

9.2.1            direct the Collateral Agent to realize upon all or any part of the Security; and

9.2.2            take such actions and commence such proceedings (or direct the Collateral Agent to take such actions or commence such proceedings) as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Administrative Agent in its sole discretion may consider expedient, all without any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action except as required by law. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the other Loan Documents. If the Obligations are accelerated as provided for in this Section 9.2, the Prepayment Premium, if any, calculated on the outstanding Principal Amount, shall automatically be added to the Obligations.

9.3	Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lenders may, without notice to the Borrower or to any other Person, combine, consolidate and merge all or any of the Obligors’ accounts with, and liabilities to, the Lenders and set off, any indebtedness and liability of the Lenders to any Obligor, matured or unmatured, against and on account of the Obligations when due.

9.4	Application of Proceeds.

9.4.1            The proceeds received by the Administrative Agent, the Collateral Agent and/or the Lenders in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Administrative Agent, Collateral Agent and/or the Lenders of their remedies, and any other funds realized by Administrative Agent, the Collateral Agent and/or the Lenders during the continuance of an Event of Default, shall be applied, subject to Applicable Law, in full or in part, together with any other sums then held by the Administrative Agent, the Collateral Agent and/or the Lenders pursuant to this Agreement, promptly by the Administrative Agent and/or the Collateral Agent, as applicable, as follows:

(a)	first, to the payment of all reasonable costs and expenses, fees, commissions and Taxes of such sale, collection or other realization including compensation to the Administrative Agent, the Collateral Agent and the Lenders, and their agents and counsel, and all expenses, liabilities and advances made or incurred by the Administrative Agent, the Collateral Agent and the Lenders in connection therewith and all amounts for which the Administrative Agent, the Collateral Agent and the Lenders is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the applicable rate at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

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(b)	second, to the payment in full in cash of all amounts owing in respect of interest and fees under this Agreement;

(c)	third, to the payment in full in cash, pro rata, of the principal and other remaining obligations hereunder and all other Obligations, in each case equally and rateably in accordance with the respective amounts thereof then due and owing; and

(d)	fourth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Obligor) or as a final and non-appealable judgment of a court of competent jurisdiction may direct.

Article 10
ADMINISTRATIVE AGENT

10.1	Agency.

10.1.1          Appointment and Authority. Each Lender hereby appoints Appian ODV (Jersey) Ltd as Administrative Agent to act on its behalf as Administrative Agent under this Agreement and under the other Loan Documents and authorizes the Administrative Agent in such capacity to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 10 are solely for the benefit of the Lenders and no Obligor shall have rights as a third party beneficiary of any of such provisions.

10.1.2          Exculpatory Provisions.

10.1.2.1            The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

10.1.2.1.1            shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

10.1.2.1.2            shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by it or any of its Affiliates in any capacity.

10.1.2.2            The Administrative Agent shall not be liable for any action taken or not taken by it in such capacity in the absence of its own gross negligence or willful misconduct.

10.1.3          Indemnification of the Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or willful misconduct.

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10.1.4          Non-Reliance on Administrative Agent. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

10.1.5          Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Administrative Agent are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action thereunder including, without limitation, any declaration of default, but that any such action shall be taken only by the Administrative Agent on the instruction of the Required Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.

10.1.6          Replacement of Administrative Agent. In the event that the Administrative Agent together with its Affiliates cease to hold at least 50% of the Principal Amount of the Loans, the Required Lenders may (and, if requested by the outgoing Administrative Agent, shall within thirty (30) days of such request) appoint a new administrative agent to be the Administrative Agent for the Lenders, on prior written notice to and in consultation with the Borrower, and this Agreement shall be amended or supplemented to provide for such appointment.

10.1.7          Payments. While no Event of Default is continuing, the Borrower shall make all payments required to be made under this Agreement directly to the Lenders pursuant to any payment instructions provided by the Lenders to the Borrower. Following an Event of Default that is continuing, provided the Administrative Agent has declared all Obligations immediately due and payable, all payments shall be made to the Administrative Agent for distribution to the Lenders according to the Applicable Percentage. If any Lender, by exercising any right of setoff or counterclaim or otherwise (including without limitation pursuant to Section 9.3 of this Agreement), obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loan and accrued interest thereon or other Obligations greater than its Applicable Percentage thereof, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the Applicable Percentage owing them, provided that the provisions of this Section shall not be construed to apply to (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, or (y) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

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10.1.8          Administrative Agent Resignation. The Administrative Agent (a) may at any time resign upon thirty (30) days’ notice to the Lenders and the Borrower or (b) if so directed by the Lenders shall resign, upon thirty (30) days’ prior written notice (or such shorter period as agreed to by the Lenders and Borrower) by the Lenders to the Borrower. If the Administrative Agent resigns under this Agreement and the other Loan Documents, then the Lenders shall appoint a successor agent for the Lenders which successor agent shall (unless an Event of Default under Section 9.1.1 or 9.1.6 shall have occurred and be continuing) be subject to the approval by the Borrower (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the Borrower shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Administrative Agent, and the reference to the resigning Administrative Agent means such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent hereunder and under other Loan Documents shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans or Loan Documents. If no successor shall have been so appointed by the Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. If no successor agent has accepted appointment as Administrative Agent by the date that is thirty (30) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation will nevertheless thereupon become effective, and the Lenders will thereafter perform all the duties of such Administrative Agent hereunder and/or under any other Loan Document until such time, if any, as the Lenders appoint a successor Administrative Agent. After any retiring or removed Administrative Agent’s resignation as Administrative Agent hereunder and under the other Loan Documents, the provisions of this Article 10 and Section 10.1.8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

Article 11
COLLATERAL AGENT

11.1	Appointment of Collateral Agent

11.1.1            Each Lender hereby appoints TSX Trust Company to act as its collateral agent as specified in this Agreement and in the Security and, except as may be specifically provided to the contrary in this Agreement, each Lender hereby irrevocably authorizes and directs the Collateral Agent as the agent of such Lender, to take such action on its behalf under or in connection with the Security and to exercise such powers under the Security as are delegated to the Collateral Agent by the terms of this Agreement and the Security and such other powers as are reasonably incidental thereto which it may be necessary for the Collateral Agent to exercise in order that the provisions of the Security are carried out and the Collateral Agent agrees to act in such capacity after written consent of the Lenders. All Collateral held from time to time by the Collateral Agent pursuant to the Security shall be subject to the terms and conditions of this Agreement. For greater certainty, each Lender acknowledges and agrees that the Collateral Agent, for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the debtors under the Security, holds such security on its behalf and in its name.

11.1.2          Each Lender hereby designates and appoints the Collateral Agent to hold the Security for the benefit of the Lenders.

11.1.3          The Collateral Agent hereby acknowledges receipt of this Agreement and the Security.

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11.2	Limitation of Duties.

The Collateral Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement, or in the documents giving rise to the Security, and the Collateral Agent shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which it is not a party, notwithstanding that reference thereto may be made herein. The Collateral Agent and its Affiliates and their respective officers, directors, employees, attorneys or agents shall not be liable for any action taken or omitted to be taken under or in connection with this Agreement or the Security, unless such act or omission constitutes its gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. The duties of the Collateral Agent shall be mechanical and administrative in nature; the Collateral Agent shall not have, by reason of this Agreement or the Security, a fiduciary relationship with the Lenders and nothing in this Agreement or the Security, express or implied, is intended to or shall be construed as to impose upon the Collateral Agent any obligation except as expressly set forth in this Agreement or the Security. For greater certainty, no trust, bare or otherwise, is intended to be, or is or will be, created hereby and the Collateral Agent shall owe no duties hereunder as a trustee. The permissive rights of the Collateral Agent enumerated herein shall not be construed as duties. The Collateral Agent shall not have any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Collateral Agent is instructed in writing to exercise by the Lenders; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Loan Document. The Collateral Agent shall not be responsible for any recitals, statements, representations or warranties in any of the Security or which may be contained in any other document subsequently received by the Collateral Agent or the Lenders from or on behalf of any of the debtors or for the authorization, execution, delivery, effectiveness, genuineness, validity, enforceability, registration or perfection of any of the Security, and the Collateral Agent shall not be required to make any disclosure, inquiry concerning the performance or observance by any of the Obligors of any of the terms, provisions or conditions of any of the Security.

11.3	Delegation or Employment of Agents

In the conduct of its duties under this Agreement and under the Security in connection with the enforcement of Security (otherwise than in relation to its right to make any declaration, determination or decision), instead of acting personally, the Collateral Agent may consult, employ or retain and pay one or more agents or trustees (whether being a lawyer or other Person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Collateral Agent (including the receipt and payment of money) and to hold any Security and any such agent or trustee engaged in any profession or business shall be entitled to be paid all usual professional and other charges for such business transacted and acts done by it. All reasonable and documented fees paid by the Collateral Agent pursuant to agency or trustee engagements hereunder shall be reimbursed by the Borrower. The Collateral Agent shall not be liable for the acts or omissions of such agents or trustees or for any loss or injury resulting from their actions or performance or lack of performance provided they have been chosen without gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. Each agent or trustee party to any Loan Document is an intended third-party beneficiary of the provisions of this Agreement and any Loan Document, including without limitation, this Article 11.

Except as expressly set forth herein, Collateral Agents shall not have any duties or obligations in respect of any of the Collateral, all of such duties and obligations, if any, being subject to and governed by the applicable Security Documents.

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11.4	Knowledge of Events of Default; Actions.

The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless the Collateral Agent has received written notice from the Administrative Agent, the Lenders or the Borrower specifying such Event of Default and stating that such notice is given pursuant to this Agreement in order to constitute the Collateral Agent’s knowledge of the default and in the absence of any such notice, the Collateral Agent may for all purposes of this Agreement conclusively assume that no Event of Default has occurred. The Collateral Agent shall take such action with respect to any Event of Default as shall be directed by the Administrative Agent or the Lenders to the Collateral Agent in accordance with this Agreement; provided that, unless and until the Collateral Agent shall have received such direction, the Collateral Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable; and provided further that the Collateral Agent in any case shall not be required to take any such action which it determines to be contrary to the Security or to any Applicable Law. For greater certainty, neither the Administrative Agent nor the Lenders shall have any right individually to enforce any of the Security, it being understood that all such enforcement shall be taken by the Collateral Agent for the benefit of the Secured Parties upon the terms of this Agreement.

11.5	Requests for Instructions.

The Collateral Agent may at any time request instructions from the Administrative Agent and/or the Lenders with respect to any actions or approvals which, by the terms of this Agreement or any of the Security, the Collateral Agent is permitted or required to take or to grant, and the Collateral Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Administrative Agent and/or the Lenders. The Administrative Agent and the Lenders shall not have any right of action whatsoever against the Collateral Agent as a result of the Collateral Agent acting or refraining from acting under the Security in accordance with instructions from the Administrative Agent or the Lenders. The Collateral Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Security unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 11.10 of this Agreement against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

11.6	Reliance.

The Collateral Agent shall be entitled to conclusively act and rely upon as to the truth of the statements and correctness of the opinions expressed in, shall not be bound to make any investigation into the facts or matters of, and shall be fully protected from liability in acting or relying or refraining from acting upon any writing, notice, statement, certificate, resolution, statutory declaration, instrument, opinion, report, notice, request, direction, consent, order, bond, note or other paper or document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to this Agreement and the Security and its duties under this Agreement and the Security, upon the advice of counsel selected by it.

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11.7	Restrictions on Actions.

The Administrative Agent and each Lender agree that, so long as any Obligations are outstanding to the Lenders, the provisions of this Agreement shall exclusively govern the exercise of all rights and remedies under the Loan Documents and that it will not, except as expressly permitted under this Agreement:

11.7.1            take any action, judicial or otherwise, or exercise any other right or remedy under the Loan Documents; or

11.7.2            (A) sell or grant any participation or other interest in any Obligation to any Obligor or any Affiliate of any Obligor, or (B) accept or take any security for the Obligations, except the Collateral held on its behalf by the Collateral Agent;

provided, however, that the foregoing shall not prevent the Administrative Agent or the Lenders from raising any defenses in any action in which it has been made a party defendant or has been joined as a third party, except that the Collateral Agent may, but shall not be obligated to, direct and control any defense directly relating to the Collateral or any one or more of the Loan Documents, subject to the provisions of this Agreement. Notwithstanding any provision contained in this Agreement, in the event that the Administrative Agent and/or the Lenders become a judgment lien creditor in respect of any Collateral as a result of any proceedings, such judgment lien shall at all times (x) be subordinate in all respects to the Encumbrance granted to the Collateral Agent pursuant to the Security, irrespective of the time of the execution, delivery or issuance of any of the Security or any of the orders, attachments or instruments evidencing or securing such judgment lien, or the filing or recording for perfection thereof or the filing of any financing statement or continuation statement relating to any thereof; and (y) be subject to the terms of this Agreement for all purposes.

11.8	Right of Collateral Agent.

11.8.1          The Collateral Agent may consult with legal counsel (including the counsel to the Borrower), independent public accountants and other experts of reputable standard selected by it and shall not be liable for any action taken or omitted to be taken without gross negligence or willful misconduct by it in accordance with the advice of such counsel, accountants or experts in respect of this Agreement or any other Loan Document;

11.8.2          None of the provisions of this Agreement or the other Loan Documents to which the Collateral Agent is a party shall require such Collateral Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers nor shall the Collateral Agent be so compelled pursuant to any provisions contained in this Agreement or any other document or agreement related thereto, and the Collateral Agent shall not be required to give any bond or security in respect of the performance of its powers and duties hereunder or under the other Loan Documents. The Collateral Agent will only be required to disburse monies according to this Agreement and the Loan Documents to the extent that monies have been deposited with it;

11.8.3          The Collateral Agent shall not be liable for any error of judgment made without gross negligence or willful misconduct by it or an officer of the Collateral Agent, unless it is proved by a court of competent jurisdiction by a final and non-appealable judgment that the Collateral Agent was grossly negligent or committed willful misconduct in ascertaining the pertinent facts;

11.8.4          The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, it is due to a lack of information or instructions or the Collateral Agent, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or in the documents giving rise to the Security, or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

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11.8.5          The Collateral Agent may request that the Administrative Agent and/or the Lenders deliver certificates from duly authorized officers of the Administrative Agent and/or the Lenders, as applicable, certifying the names and/or titles of Persons authorized at such time to take specified actions pursuant to this Agreement on behalf of the Administrative Agent and/or the Lenders, including but not limited to providing instructions to the Collateral Agent in accordance with Section 11.5 herein; and

11.8.6          Subject to Article 9 of this Agreement and related provisions herein, any funds held by the Collateral Agent may be invested and reinvested in the name or under the control of the Collateral Agent in investments which may be directed by the Borrower and approved by the Administrative Agent and/or the Lenders in writing. The Collateral Agent shall, at any time and from time to time, solely on the written request of the Borrower and written consent of the Administrative Agent and/or the Lenders, invest and reinvest funds, but shall not be responsible for ensuring the rate of return on such investments. The Collateral Agent shall be entitled to refrain from acting on such written requests without appropriate indemnities.

11.9	Indemnification by the Obligors.

The Obligors each hereby agree to jointly and severally indemnify the Collateral Agent (to the extent not reimbursed by the Borrower) and its Affiliates and their respective officers, directors, employees, attorneys or agents, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and out of pocket disbursements) which may be imposed on, incurred by, or asserted against it or them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or admitted by the Collateral Agent under or in respect of this Agreement or any other Loan Document; provided that none of the Obligors shall be liable for any portion of such liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agent’s gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment. Without limiting the generality of the foregoing, each of the Obligors agree to reimburse the Collateral Agent promptly upon demand in the proportion specified herein in respect of any out of pocket expenses (including reasonable and documented counsel fees) incurred by the Collateral Agent in connection with the preservation of any rights of the Collateral Agent or the Obligors under, or the enforcement of, or legal advice in respect of the rights or responsibilities under, this Agreement or any other Loan Document, to the extent that the Collateral Agent is not reimbursed for such expenses by the Borrower.

11.10	Indemnification by the Lenders.

To the extent the Collateral Agent is not reimbursed and indemnified by the Obligors, each Lender will jointly and severally reimburse and indemnify the Collateral Agent and its Affiliates and their respective officers, directors, employees, attorneys or agents for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it or them in any way relating to or arising out of the Collateral Agent performing its duties hereunder, or in any way relating to or arising out of this Agreement or any other Loan Document; provided that the Lenders shall not be liable to the Collateral Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment.

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11.11	Waiver of Consequential Damages.

To the fullest extent permitted by Applicable Law, each of the Obligors and the Lenders agree that they shall not assert, and hereby waive, any claim against the Collateral Agent, on any theory of liability, for special, indirect, incidental, consequential, exemplary, aggravated or punitive damages or loss of profits, whether foreseeable or unforeseeable, and irrespective of whether the Collateral Agent has been advised of the likelihood of such loss or damage, arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, the Facility or the use of proceeds thereof.

11.12	No Obligation to Act.

The Collateral Agent shall not be under any obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any party to this Agreement unless such party shall have offered to the Collateral Agent sufficient funds and security or indemnity sufficient to the Collateral Agent against the costs, expenses and liabilities which might be incurred by it in compliance with any such request or direction.

11.13	Force Majeure.

The Collateral Agent shall not be liable to the other parties hereto, or held in breach of this Agreement nor any Loan Document, if prevented, hindered, or delayed in the performance or observance of any provision contained herein or any Loan Document by reason of any act or provision of any present or future law or regulation or governmental authority, act of God, riots, terrorism, acts of war, pandemics, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times for obligations of the Collateral Agent under this Agreement and the Loan Documents shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.13.

11.14	Collateral Agent Resignation.

The Collateral Agent (a) may at any time resign upon ten (10) days’ notice to the Administrative Agent, the Lenders and the Borrower or (b) if so directed by the Lenders shall resign, upon ten (10) days’ prior written notice (or such shorter period as agreed to by the Lenders and Borrower) by the Lenders to the Collateral Agent and the Borrower. If the Collateral Agent resigns under this Agreement and the other Loan Documents, then the Lenders shall appoint a successor agent for the Lenders which successor agent shall (unless an Event of Default under Section 9.1.1 or 9.1.6 shall have occurred and be continuing) be subject to the approval by the Borrower (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the Borrower shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Collateral Agent, and the reference to the resigning Collateral Agent means such successor agent effective upon such appointment and approval, and the former Collateral Agent’s rights, powers and duties as Collateral Agent hereunder and under other Loan Documents shall be terminated, without any other or further act or deed on the part of such former Collateral Agent or any of the parties to this Agreement or any holders of the Loans or Loan Documents. If no successor shall have been so appointed by the Lenders and shall have accepted such appointment within ten (10) days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may, on behalf of the Lenders, appoint a successor Collateral Agent. If no successor agent has accepted appointment as Collateral Agent by the date that is ten (10) days following a retiring Collateral Agent’s notice of resignation, the retiring Collateral Agent’s resignation will nevertheless thereupon become effective, and the Lenders will thereafter perform all the duties of such Collateral Agent hereunder and/or under any other Loan Document until such time, if any, as the Lenders appoint a successor Collateral Agent. After any retiring or removed Collateral Agent’s resignation as Collateral Agent hereunder and under the other Loan Documents, the provisions of this Article 11 and Section 11.14 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under this Agreement and the other Loan Documents.

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11.15	Compliance with AML Legislation

The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Collateral Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any AML Legislation. Further, should the Collateral Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement or the other Loan Documents has resulted in its being in non-compliance with any AML Legislation, then it shall have the right to resign on ten (10) Business Days’ prior written notice to the Administrative Agent, the Lenders and the Borrower, provided that: (i) the Collateral Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted under AML Legislation; and (ii) if such circumstances are rectified to the Collateral Agent’s satisfaction, acting reasonably, within such ten (10) Business Day period, then such resignation shall not be effective.

11.16	Conflict of Interest

The Collateral Agent represents to the Administrative Agent, the Lenders and the Borrower that, to the best of its knowledge, at the time of the execution and delivery hereof, no material conflict of interest exists in the Collateral Agent’s role hereunder, and the Collateral Agent agrees that in the event of a material conflict of interest arising hereafter, it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its mandate hereunder.

Article 12
GENERAL

12.1	Reliance and Non-Merger.

All covenants, agreements, representations and warranties of the Borrower, the Borrower or any other Obligor made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of the Borrower, the Borrower or any other Obligor pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Administrative Agent and each Lender notwithstanding any investigation heretofore or hereafter made by the Administrative Agent, the Lenders or Lenders’ counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until all Obligations owed to the Administrative Agent or the Lenders under this Agreement and the other Loan Documents shall have been satisfied and performed and the Lenders shall have no further obligation to make Advances hereunder.

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12.2	Amendment and Waiver.

No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Obligor from any provision hereof or thereof is effective unless it is in writing and signed by the Required Lenders or the Administrative Agent upon the instructions of the Required Lenders, and the relevant counterparty to such document, provided no such amendment, waiver or consent shall:

(a)	increase the amount of the Lenders’ Commitments;

(b)	extend the Maturity Date;

(c)	reduce the principal or amount of, or rate of interest on, directly or indirectly, any Loan outstanding or any fees;

(d)	postpone any date fixed for any payment of principal of, or interest on, the Loans or any fees;

(e)	change the percentage of the Commitments;

(f)	alter the manner in which payments are shared under the terms of this Agreement;

(g)	permit any termination of all or any substantial part of the guarantees or the Security Documents or release all or any substantial part of the guarantees or the Collateral subject to the Security Documents (except as otherwise permitted under this Agreement);

(h)	release the Borrower or any Guarantor from any material obligations under the Security Documents and other instruments contemplated by this Agreement or any other Loan Documents (except as otherwise permitted under this Agreement);

(i)	reduce the priority of the Security (except as otherwise permitted under this Agreement);

(j)	reduce the priority of any payment obligation of the Borrower under this Agreement or any other Loan Document; or

(k)	amend the terms of this Section 12.2 or the definition of Required Lenders or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, in each case without the prior written consent of each Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. The Administrative Agent shall provide the other Lenders with copies of all amendments, waivers and consents provided by the Administrative Agent with respect to any provisions of this Agreement or any other Loan Document promptly upon the execution thereof.

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12.3	Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by email or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by email or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower:

Barkerville Gold Mines Ltd.
1100, av des Canadiens-de-Montreal
Suite 300, P.O. Box 211
Montreal, QC
H3N 2S2

Attention:        [Redacted – Personal Information]
Email:               [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Bennett Jones LLP
3400 One First Canadian Place
Toronto, ON
M5X 1A4

Attention:        [Redacted – Personal Information]
Email:               [Redacted – Personal Information]

(b)	if to the Administrative Agent:

Appian ODV (Jersey) Ltd

3rd Floor, IFC5

Castle Street

St Helier JE2 3BY

Attention:        [Redacted – Personal Information]
Email:               [Redacted – Personal Information]

with a copy to

Appian Capital Advisory LLC

600 Lexington Avenue, Suite 501

New York

10022 New York

Attention:        [Redacted – Personal Information]
Email:               [Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

M5K 1N2

Attention:        [Redacted – Personal Information]
Email:               [Redacted – Personal Information]

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(c)	if to the Collateral Agent:

TSX Trust Company

301-100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention:       Vice-President, Corporate Trust
Email:               [Redacted – Personal Information]

(d)	if to the Lenders, at the addresses noted on Schedule or in any acknowledgement agreement executed pursuant to Section 12.5.4.

12.4	Further Assurances.

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Administrative Agent may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents including, without limitation, for the purpose of facilitating the enforcement of the Security, all immediately upon the request of the Administrative Agent.

12.5	Assignment.

12.5.1          This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement and the other Loan Documents, subject to any limitations set out under this Section.

12.5.2          The Borrower shall not assign all or any part of its rights, benefits or obligations under this Agreement or any of the other Loan Documents without the prior written consent of the Lenders, which may be unreasonably withheld.

12.5.3          A Lender may assign or transfer all or any part of its rights in respect of the Obligations, this Agreement and any of the other Loan Documents to or in favour of any Person and have its corresponding obligations hereunder and thereunder assumed by such Person without the consent of the Borrower, provided that so long as such Lender holds any unfunded Commitments and no Event of Default has occurred and is continuing the assignee shall be a Qualifying Lender.

12.5.4          Subject to the requirements of Section 12.5.3, any assignment made by a Lender hereunder shall become effective when the Borrower has been notified thereof by the Administrative Agent and the Lenders have received an acknowledgement from the assignee Lender to be bound by this Agreement and the other Loan Documents. Any such assignee shall be treated as a party to this Agreement for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Lenders to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Lender making such assignment shall be released and discharged accordingly.

12.5.5          The Lenders may provide to any permitted assignee or transferee such information, including confidential information, concerning this Agreement, the other Loan Documents and the financial position and the operations of the Borrower and the other Obligors as, in the reasonable opinion of the Lenders, may be relevant or useful in connection with this Agreement, the other Loan Documents or any portion thereof proposed to be acquired by such assignee or transferee, provided that each recipient of such information agrees not to disclose such information to any other Person.

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12.5.6          In connection with any assignment pursuant to this Section 12.5, the Borrower agrees to enter into such documents as may reasonably be required by a Lender to evidence such assignment.

12.6	Severability.

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality, or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

12.7	Entire Agreement.

This Agreement and the other Loan Documents constitute the entire agreement between the parties pertaining to the subject matter described herein and therein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other Loan Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement and the other Loan Documents, or any amendment or supplement thereto, by any party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other Loan Documents.

12.8	Confidentiality.

The Borrower, the Guarantors, the Administrative Agent, the Collateral Agent and the Lenders each agree that it shall maintain as confidential and, without the prior written consent of the relevant party(ies), shall not disclose the terms of this Agreement and any non-public information concerning the other party or its business and operations, provided that a party may disclose such information:

(a)	where such information becomes publicly available or widely known by the public other than by a breach of this Agreement;

(b)	if required by Applicable Law or requested by any Governmental Body having jurisdiction over such party or if information is required to be disclosed under Applicable Law in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

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(c)	to its Affiliates and to any of its or its Affiliates representatives, consultants, officers, employees, auditors, directors or advisers who have a legitimate need to know such information (including the limited partners of any Lender or its Affiliates) as reasonably considered appropriate if any person to whom such confidential information is given pursuant to this paragraph (c) is informed in writing of its confidential nature and that some or all of such confidential information may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to such confidential information;

(d)	to any Person to whom such party, in good faith, anticipates assigning an interest in this Agreement as contemplated by Section 12.5 and such Person’s Affiliates and the representatives, consultants and advisers of such Person or its Affiliates who have a legitimate need to know such information;

(e)	to any Person whom or for whose benefit a Secured Party creates a security interest (or may do so) and to any Person who provides or may potentially provide insurance or reinsurance to a Secured Party in relation to the Facility and any broker in respect of any such insurance or reinsurance and their respective professional advisors;

(f)	to any rating agency (including its professional advisors), such confidential information as may be required to be disclosed to such rating agency to carry out its normal rating activities in relation to the Loan Documents and/or the Borrower if the rating agency to whom the confidential information is to be given is informed of its confidential nature and that some or all of such confidential information may be price sensitive information;

(g)	to any Person appointed by that Secured Party to provide administration or settlement services in respect of one or more of the Loan Documents, including, without limitation, in relation to the trading of participations in respect of the Loan Documents, such confidential information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (h) if the service provider to whom the confidential information is to be given has entered into a confidentiality agreement agreed between the Borrower and the relevant Secured Party;

(h)	to the Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market, such confidential information as is customary;

(i)	following the occurrence of a Syndication Event, if required by any Lender, to the Equator Principles Association of the Project name, the calendar year of the Closing Date, the Project sector, and the host country of the Project; and

(j)	to any other party to this Agreement.

In the case of disclosure pursuant to clause (c) or (d), the disclosing party shall be responsible to ensure that the recipient of such information does not disclose such information to the same extent as if it were bound by the same non-disclosure obligations of the disclosing party hereunder.

12.9	Press Releases and Public Disclosure.

If the Borrower, the Parent or any of their Subsidiaries is required by Applicable Law to file a copy of this Agreement on SEDAR+ (or otherwise publicly file a copy of this Agreement), the Borrower shall consult with the Administrative Agent with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR+ (or otherwise). If the parties are unable to agree on such redactions, the Borrower shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR+ (or otherwise).

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12.10	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to the conflict of laws rules.

12.11	Submission to Jurisdictions.

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

12.12	Counterparts.

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed (including electronically) and delivered in any number of counterparts (including email), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

12.13	Acknowledgement and Consent to Bail-In Action.

Each party to this Agreement acknowledges and accepts, notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the parties hereto, that any liability of any party hereto under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation): (i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability; and (ii) a conversion of all, or part of, any such liability into Shares or other instruments of ownership that may be issued to, or conferred on, it; and (iii) a cancellation of any such liability; and

(b)	a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

For purposes of this Section 12.13, the following terms have the meanings given to them below:

(a)	“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

(b)	“Bail-In Legislation” means:

(i)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

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(ii)	in relation to any other state or (to the extent that the United Kingdom is not such an EEA Member Country), the United Kingdom (which shall include the UK Bail-In Legislation), any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

(c)	“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

(d)	“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor Person) from time to time.

(e)	“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

(f)	“Shares” means any stock, share, debenture or other security.

(g)	“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 Directive 2014/59/EU) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

(h)	“Write-down and Conversion Powers” means:

(i)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(ii)	in relation to any other applicable Bail-In Legislation:

(A)	any powers under that Bail-In Legislation to cancel, transfer or dilute Shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into Shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that Bail-In Legislation.

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(iii)	in relation to any UK Bail-In Legislation;

(A)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that UK Bail-In Legislation.

12.14	Erroneous Payments.

12.14.1        if the Administrative Agent:

12.14.1.1          notifies a Lender or Secured Party or any Person that has received funds on behalf of a Lender or Secured Party (any such Secured Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under the immediately succeeding clause (12.14.2)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”); and

12.14.1.2          demands in writing the return of such Erroneous Payment (or a portion thereof), then such Erroneous Payment (or portion thereof) shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 12.14 and held in trust for the benefit of the Administrative Agent, and such Lender or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at, in respect of an Erroneous Payment denominated in US Dollars, the greater of (a) the Federal Funds Effective Rate, and (b) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and a notice of the Administrative Agent to any Payment Recipient under this Section 12.14 shall be conclusive, absent manifest error.

12.14.2        Without limiting the preceding clause 12.14.1, each Payment Recipient hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or from any of its Affiliates):

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12.14.2.1          that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, repayment or prepayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment;

12.14.2.2          that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates); or

12.14.2.3          that such Payment Recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part),

then, in each such case:

12.14.2.4          such Payment Recipient acknowledges and agrees that (A) in the case of immediately preceding clauses 12.14.2.1 or 12.14.2.2, an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause 12.14.2.3), in each case, with respect to such payment, prepayment or repayment; and

12.14.2.5          such Payment Recipient shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within three (3) Business Days of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (i), (ii) and (iii)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 12.14.2.

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 12.14.2 shall not have any effect on a Payment Recipient’s obligations pursuant to Section 12.14.1 or on whether or not an Erroneous Payment has been made.

12.14.3         Each Lender and Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under Section 12.14.1.

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12.14.4        In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with Section 12.14.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto):

12.14.4.1          such Lender shall be deemed to have assigned its outstanding Advances (but not its Commitments) of the relevant type(s) with respect to which such Erroneous Payment was made in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment, the “Erroneous Payment Deficiency Assignment”) on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an assignment agreement (or, to the extent applicable, an agreement incorporating an assignment agreement by reference pursuant to an approved electronic platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such notes shall not affect the effectiveness of the foregoing assignment);

12.14.4.2          the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment;

12.14.4.3          upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender;

12.14.4.4          the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment; and

12.14.4.5          the Administrative Agent will reflect in the register its ownership interest in the outstanding Advances subject to the Erroneous Payment Deficiency Assignment.

For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

12.14.5        Subject to Section 12.5 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender:

12.14.5.1          shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Advances acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Advances are then owned by the Administrative Agent); and

12.14.5.2          may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

107

12.14.6        The parties hereto agree that:

12.14.6.1          irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Secured Parties’ Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Advances that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment); and

12.14.6.2          an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Secured Party; provided that this Section 12.14 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

12.14.7        To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any and all claims, counterclaims, defenses or rights of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation defences based on “discharge for value” (pursuant to which a creditor might otherwise claim a right to retain funds mistakenly paid by a third party in respect of a debt owed by another), “good consideration”, “change of position” or similar defenses or doctrines (whether at law or in equity).

12.14.8        Each party’s obligations, agreements and waivers under this Section 12.14 shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments, and the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

12.15	QFC Provisions.

12.15.1        The following provisions apply to the extent that the Loan Documents provide support, through a guarantee or otherwise, for any agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”):

The parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (collectively, together with the regulations promulgated thereunder, the “US Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of England and Wales and/or laws of the State of New York):

108

12.15.1.1          in the event a Covered Entity that is party to a Supported QFC or to any QFC Credit Support (each, a “Covered Party”) becomes subject to a proceeding under a US Special Resolution Regime, the transfer of such Supported QFC and such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the US Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the US or a state of the US;

12.15.1.2          in the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a US Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the US Special Resolution Regime if the Supported QFC and the QFC Credit Support were governed by the laws of the US or a state of the US. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

12.15.2        In addition, the parties agree that:

12.15.2.1           notwithstanding anything to the contrary in the Loan Documents or any other agreement, but without prejudice to the requirements of Section 12.15.1:

12.15.2.1.1          Default Rights under the Loan Documents that might otherwise apply to a Supported QFC or any QFC Credit Support may not be exercise against a Covered Party if such Default Rights are related, directly or indirectly, to a BHC Act Affiliate of such Covered Party becoming subject to an Insolvency Proceeding, except to the extent such exercise would be permitted under 12 CFR § 252.84, 12 CFR § 47.5, or 12 CFR § 382.4, as applicable; and

12.15.2.1.2          nothing in the Loan Documents or any other agreement shall prohibit the transfer of any Covered Affiliate QFC Credit Support, any interest or obligation in or under, or any property securing, such Covered Affiliate QFC Credit Support to a Transferee upon or following a BHC Act Affiliate of the Covered Party becoming subject to an Insolvency Proceeding, unless the transfer would result in the party supported thereby being the beneficiary of such Covered Affiliate QFC Credit Support in violation of any law applicable to such party; and

12.15.2.2          after a BHC Act Affiliate of a Covered Party has become subject to an Insolvency Proceeding, if any party to the Loan Documents, any Supported QFC or any QFC Credit Support seeks to exercise any Default Right against such Covered party with respect to such Supported QFC or such QFC Credit Support, the party seeking to exercise such Default Right shall have the burden of proof, by clear and convincing evidence, that the exercise of such Default Right is permitted hereunder.

109

12.15.2.3          In this Section 12.15, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. Section 1841(k)) of such party.

“Covered Affiliate QFC Credit Support” means, in respect of a Supported QFC to which a Covered Party is the direct party, QFC Credit Support provided by a Covered Party that is a BHC Act Affiliate of such direct party.

“Covered Entity” means any of the following:

(1)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 CFR § 252.82(b);

(2)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 CFR § 47.3(b); or

(3)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 CFR § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 CFR §§ 252.81, 47.2 or 382.1, as applicable.

“Insolvency Proceeding” means a receivership, insolvency, liquidation, resolution, or similar proceeding.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. Section 5390(c)(8)(D).

“Transferee” means, in respect of any Covered Affiliate QFC Credit Support, a person to whom such Covered Affiliate QFC Credit Support is transferred upon the provider of such Covered Affiliate QFC Credit Support becoming subject to an Insolvency Proceeding or thereafter as part of its resolution, restructuring, or reorganization.

[The remainder of this page intentionally left blank.]

110

IN WITNESS WHEREOF the parties hereto have executed this Agreement of the first date written above.

BARKERVILLE GOLD MINES LTD., as Borrower

By:	(signed) "Alexander Dann"
Name: Alexander Dann
Title: Chief Financial Officer

I have the authority to bind the Company

Signature Page - Senior Credit Agreement

APPIAN ODV (JERSEY) LTD, as Administrative Agent

By:	(signed) "Sarah Elizabeth Earles"
Name: Sarah Elizabeth Earles
Title: Authorized Signatory

By:	(signed) "Stephan Christopher Prosser"
Name: Stephen Christopher Prosser
Title: Authorized Signatory

APPIAN ODV (JERSEY) LTD, as Lender

By:	(signed) "Sarah Elizabeth Earles"
Name: Sarah Elizabeth Earles
Title: Authorized Signatory

By:	(signed) "Stephan Christopher Prosser"
Name: Stephen Christopher Prosser
Title: Authorized Signatory

Signature Page - Senior Credit Agreement

Acknowledged and Accepted by:

TSX TRUST COMPANY, as Collateral Agent

By:	(signed) "Donald Crawford"
Name: Donald Crawford
Title: Senior Manager, Corporate Trust

By:	(signed) "Nirosan Vinayakamoorthy"
Name: Nirosan Vinayakamoorthy
Title: Corporate Trust Officer

Signature Page - Senior Credit Agreement

Schedule A

Lender Commitments

Lender	Facility
Appian ODV (Jersey) Ltd 3rd Floor, IFC5 Castle Street St Helier JE2 3BY Attention: Sarah Earles Email: [Redacted – Personal Information] with a copy to Appian Capital Advisory LLC 600 Lexington Avenue, Suite 501 New York 10022 New York Attention: Alyssa McAnney Email: [Redacted – Personal Information] with a copy to (which shall not constitute notice): Torys LLP 79 Wellington Street West, Suite 3000 Toronto, Ontario M5K 1N2 Attention: Michael Pickersgill Email: [Redacted – Personal Information]	$450,000,000
Total	$450,000,000.00

Senior Credit Agreement

Schedule 1.1.44

Form of Compliance Certificate

TO:	Appian ODV (Jersey) Ltd (the “Administrative Agent”)

AND TO:	The Lenders (as hereinafter defined)

RE:	Credit agreement dated as of July 21, 2025 among, inter alios, Barkerville Gold Mines Ltd., as borrower (the “Borrower”), the lenders party thereto from time to time, as lenders (the “Lenders”), TSX Trust Company, as collateral agent, and the Administrative Agent, as administrative agent (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the “Credit Agreement”).

DATE:	■

I, _______________________, the [Chief Executive Officer / Chief Financial Officer] of the Borrower, hereby certify without personal liability on behalf of the Borrower as follows:

1.	This Certificate is furnished pursuant to the Credit Agreement and capitalized terms used in this Compliance Certificate and not otherwise defined in this Compliance Certificate shall have the respective meanings given to such terms in the Credit Agreement.

2.	I have read and am familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the representations and warranties and covenants and the Events of Default contained in the Credit Agreement.

3.	I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Compliance Certificate and have furnished this Compliance Certificate with the intent that it may be relied upon by the Administrative Agent and the Lenders as a basis for determining compliance by the Borrower and the other Obligors with the covenants and obligations under the Credit Agreement as of the date of this Compliance Certificate.

4.	The Debt Service Coverage Ratio for the most recent Fiscal Quarter ending [■], 20[■] is [■]:1.0 and attached hereto as Exhibit 1 is a calculation of such Debt Service Coverage Ratio.

5.	The Project Life Coverage Ratio for the most recent Fiscal Quarter ending [■], 20[■] is [■]1.0 and attached hereto as Exhibit 2 is a calculation of such Project Life Coverage Ratio.

6.	The Reserve Tail Ratio for the most recent Fiscal Quarter ending [■], 20[■] is [■] and attached hereto as Exhibit 3 is a calculation of such Reserve Tail Ratio.

7.	The representations and warranties contained in the Credit Agreement (after giving effect to the updates, if any, in Section 8 below) are true and correct on the date of this Compliance Certificate as if made on and as of the date of this Compliance Certificate, except such representations and warranties which are specified to be made as of a particular date, in which case such representations and warranties were true and correct as of such date.

8.	Attached hereto is an updated version of [NTD: LIST ALL UPDATED SCHEDULES] reflecting any changes to such schedules from the versions appended to the Credit Agreement or previously delivered and approved by the Required Lenders.

9.	The Borrower and each Guarantor, since [insert date of Credit Agreement or last Compliance Certificate, whichever is most recent], has duly observed and performed all of its covenants and other agreements and has satisfied every condition contained in the Loan Documents to be observed, performed or satisfied by it.

10.	No Default or Event of Default has occurred and is continuing on the date of this Compliance Certificate[, except _______________________].

DATED as of the date first written above.

BARKERVILLE GOLD MINES LTD.

By:
Name:
Title:

I have the authority to bind the Corporation.

Exhibit 1 – Financial Covenant Calculations

Debt Service Coverage Ratio

[NTD: To be inserted.]

Exhibit 2 – Financial Covenant Calculations

Project Life Coverage Ratio

[NTD: To be inserted.]

Exhibit 3 – Financial Covenant Calculations

Reserve Tail Ratio

[NTD: To be inserted.]

SCHEDULE 1.1.47
CONSTRUCTION CONTRACTS

[Redacted – Commercially Sensitive Information – Construction Contracts]

SCHEDULE 1.1.97
HSEC POLICY

[Redacted – Commercially Sensitive Information – HSEC Policy]

SCHEDULE 1.1.105
INFILL DRILLING PROGRAM

[Redacted – Commercially Sensitive Information – Infill Drilling Program]

SCHEDULE 1.1.120
MATERIAL CONTRACTS

[Redacted – Commercially Sensitive Information – Material Contracts]

SCHEDULE 1.1.121
MATERIAL ORDERS

None.

SCHEDULE 1.1.122
MATERIAL PROJECT AUTHORIZATIONS

[Redacted – Commercially Sensitive Information – Material Project Authorizations]

SCHEDULE 1.1.147
ORE SORTING PROGRAM

[Redacted – Commercially Sensitive Information – Ore Sorting Program]

SCHEDULE 1.1.157
EXISTING PURCHASE MONEY OBLIGATIONS AND CAPITALIZED LEASE OBLIGATIONS

[Redacted – Commercially Sensitive Information – Existing Purchase Money Obligations and Capitalized Lease Obligations]

SCHEDULE 1.1.175
PROJECT REAL PROPERTY

[Redacted – Commercially Sensitive Information – Project Real Property]

SCHEDULE 1.1.190
ROYALTY OBLIGATIONS

[Redacted – Commercially Sensitive Information – Royalty Obligations]

SCHEDULE 4.1.4
CONSENTS

[Redacted – Commercially Sensitive Information – Consents]

SCHEDULE 4.1.5
CORPORATE STRUCTURE

[Redacted – Commercially Sensitive Information – Corporate Structure]

SCHEDULE 4.1.6
CHIEF EXECUTIVE OFFICES AND OTHER LOCATIONS

[Redacted – Commercially Sensitive Information – Chief Executive Offices]

SCHEDULE 4.1.19
BANK ACCOUNTS

[Redacted – Commercially Sensitive Information – Bank Accounts]

SCHEDULE 4.1.23(iv)
HAZARDOUS SUBSTANCES

[Redacted – Commercially Sensitive Information – Environmental Compliance]

SCHEDULE 4.1.23(v)
ENVIRONMENTAL CLAIMS, ORDER, AND DIRECTIONS

[Redacted – Commercially Sensitive Information – Environmental Compliance]

SCHEDULE 4.1.24
COMMUNITY MATTERS

[Redacted – Commercially Sensitive Information – Community Matters]

SCHEDULE 4.1.28
TAX MATTERS

[Redacted – Commercially Sensitive Information]